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Index to Financial Statements

As filed with the Securities and Exchange Commission on September 10, 2010.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANACOR PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	25-1854385 (I.R.S. Employer Identification No.)

1020 East Meadow Circle
Palo Alto, CA 94303-4230
(650) 543-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David P. Perry
President and Chief Executive Officer
Anacor Pharmaceuticals, Inc.
1020 East Meadow Circle
Palo Alto, CA 94303-4230
(650) 543-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark B. Weeks Michael E. Tenta Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 Telephone: (650) 843-5000 Facsimile: (650) 849-7400	Patrick A. Pohlen Gregory Chin Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600

           Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value	$86,250,000	$6,149.63

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)
Includes shares that the underwriters have the option to purchase.
(3)
The registrant previously paid a registration fee of $1,766 with a registration statement on Form S-1, File No. 333-145844, initially filed with the Securities and Exchange Commission on August 31, 2007. Pursuant to Rule 457(p), $1,766 of the previously paid registration fee is offset against the registration fee otherwise due for this registration statement.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

(SUBJECT TO COMPLETION DATED SEPTEMBER 10, 2010)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

                  Shares

Anacor Pharmaceuticals, Inc.

Common Stock

$            per share

        Anacor Pharmaceuticals, Inc. is offering                                    shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

        We are applying to have our common stock approved for listing on the NASDAQ Global Market under the symbol "ANAC."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Anacor (before expenses)	$	$

        We have granted the underwriters the right to purchase up to an additional                     shares of common stock to cover over-allotments.

        The underwriters expect to deliver the shares to purchasers on                        , 2010.

Citi	Deutsche Bank Securities

Cowen and Company	Wedbush PacGrow Life Sciences

                                    , 2010

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until                        , 2010 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section beginning on page 11 and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from our boron chemistry platform. In our first eight years of operations, we have demonstrated that our organization, utilizing our boron chemistry platform, is highly productive and efficient at creating novel clinical product candidates. During this period, we have discovered, synthesized and developed five molecules that are currently in clinical development, while utilizing equity capital of only $87.9 million. We believe that our organization and boron chemistry platform has the potential to continue to yield clinical candidates at a similar pace and efficiency in the future. While drug development is often uncertain and occasionally uneven, our current portfolio of product candidates and our ability to efficiently fill our own pipeline provides us with a unique opportunity to create a valuable and sustainable biopharmaceutical company.

        We believe that our expertise in boron chemistry enables us to identify compounds that interact with known drug targets in novel ways and also inhibit drug targets that have been historically difficult to inhibit with traditional chemistry. We have applied this expertise across a range of fungal, inflammatory, bacterial and parasitic diseases that represent significant unmet medical needs. We have discovered and advanced into clinical development multiple differentiated product candidates that we believe have significant disease-modifying potential and attractive pharmaceutical properties. We believe that our product candidates may offer significant improvements over the standard of care for diseases that represent large, well-defined commercial opportunities.

        The productivity of our internal discovery capability has enabled us to generate a pipeline of both topical and systemic boron-based compounds. We currently have five product candidates in clinical development. Our three lead product candidates include two topically administered dermatologic compounds—AN2690, an antifungal for the treatment of onychomycosis, and AN2728, an anti-inflammatory for the treatment of psoriasis, as well as a systemic antibiotic for the treatment of infections caused by Gram-negative bacteria—GSK2251052, or GSK '052 (formerly referred to as AN3365). In addition, we are developing AN2718 as a topical antifungal product candidate for the treatment of onychomycosis and skin fungal infections, and AN2898 as a topical anti-inflammatory product candidate for the treatment of psoriasis and atopic dermatitis.

        We have entered into and are seeking partnerships to expand the therapeutic application and commercial value of our boron chemistry platform. In October 2007, we entered into a research and development collaboration, option and license agreement with SmithKline Beecham Corporation d/b/a GlaxoSmithKline, or GSK, for the discovery, development and worldwide commercialization of boron-based systemic anti-infectives. In July 2010, GSK exercised its option to license GSK '052, and we are actively conducting research to discover additional systemic anti-infectives with GSK. In August 2010, we entered into a collaboration with Eli Lilly and Company, or Lilly, under which we will collaborate to discover products for a variety of animal health applications. In addition, we are applying our boron chemistry platform to the development of treatments for various neglected diseases in collaboration with leading not-for-profit organizations, including the Global Alliance for TB Drug Development, Medicines for Malaria Ventures and the Drugs for Neglected Diseases initiative.

Our Clinical Pipeline

        The following table summarizes the current status and the anticipated next steps in the development plans for our clinical-stage product candidates:

Our Lead Topical Antifungal AN2690 for Onychomycosis

        AN2690 is our lead topical antifungal product candidate for the treatment of onychomycosis, a fungal infection of the nail and nail bed. Onychomycosis affects approximately 35 million people in the United States, and new prescriptions to treat this disease continue to grow. Lamisil (terbinafine), a systemic drug approved for onychomycosis, had worldwide peak sales of $1.2 billion in 2004, before generic entry. For the 12-month period ending June 30, 2010, 1.4 million new prescriptions were filled in the United States for both branded and generic versions of terbinafine. Despite its high labeled efficacy (38%), we believe the usage of branded and generic terbinafine has been limited due to safety concerns related to liver toxicity. The leading topical drug for onychomycosis, Penlac Nail Lacquer (ciclopirox), had U.S. sales of $125.0 million in 2002, before generic entry. For the 12-month period ending June 30, 2010, over 350,000 new prescriptions were filled in the United States for branded or generic ciclopirox. While ciclopirox has been shown to be safe due in part to its topical administration, we believe the usage of branded and generic ciclopirox has been limited due to its low labeled efficacy (5.5%-8.5%).

        We believe AN2690 can potentially offer significant improvements over the standards of care for onychomycosis by combining the safety of a topical drug with significant efficacy. Due to its unique boron chemistry, AN2690 has demonstrated enhanced nail penetration properties, a novel mechanism of action with potent antifungal activity and, due in part to its topical administration, no observed systemic side effects in human dosing. AN2690 inhibits an essential fungal enzyme, leucyl-transfer RNA synthetase, or LeuRS, required for protein synthesis. The inhibition of protein synthesis leads to termination of cell growth and cell death, eliminating the fungal infection. We reported positive results from three Phase 2 clinical trials and held an end-of-Phase 2 meeting with the United States Food and Drug Administration, or FDA. In August 2010, we filed a Special Protocol Assessment request with the FDA in order to reach agreement on key endpoint measures and trial design to be used in our planned Phase 3 clinical trials of AN2690 and anticipate their response in September 2010. We plan to commence Phase 3 clinical trials in onychomycosis in the fourth quarter of 2010, initially at clinical sites in the United States, and then at clinical sites in Canada and Mexico.

Our Lead Topical Anti-Inflammatory AN2728 for Psoriasis

        AN2728 is our lead topical anti-inflammatory product candidate for the treatment of psoriasis, a chronic inflammatory skin disease that affects approximately 7.5 million people in the United States and over 100 million people worldwide. Approximately 80% of psoriasis patients have mild-to-moderate disease, which is mainly treated with topical corticosteroids and vitamin D analogs. However, topical corticosteroids and vitamin D analogs are limited in their use by patients due to their long-term safety and/or their tolerability profile. In spite of these limitations, approximately 3.9 million prescriptions were filled for these topical therapies to treat psoriasis in the United States in 2009.

        We believe that AN2728 has the potential to be an effective psoriasis treatment with an attractive safety profile in a topical application, and thus provide an alternative to treatment with topical corticosteroids and vitamin D analogs. Due to its boron-based structure, AN2728 binds with the active site of the enzyme phosphodiesterase-4 (PDE4) in a novel manner, thus inhibiting its activity. This mechanism subsequently reduces the production of TNF-alpha, IL-12, IL-23 and other pro-inflammatory cytokines that are precursors of the inflammation associated with psoriasis. In June 2010, we successfully completed a Phase 2b dose-ranging trial to evaluate the safety and efficacy of AN2728. In the first half of 2011, we anticipate initiating a second Phase 2b trial for AN2728 in psoriasis that will match the anticipated design of our planned Phase 3 trials in which patients will be randomized to receive either AN2728 or vehicle. Following the completion of this Phase 2b trial, we plan to initiate a Phase 3 trial in the second half of 2011. We are also exploring the activity of AN2728 for the treatment of atopic dermatitis, and plan to initiate a Phase 2 trial in this indication in the first half of 2011. This Phase 2 clinical trial will be designed as a three-arm study that will compare AN2728, AN2898 and vehicle.

Our Lead Systemic Antibiotic GSK '052 for Gram-negative infections

        GSK '052 is our lead systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. Gram-negative bacterial infections are increasing in prevalence, especially in hospitals, and represent a serious public health challenge due to their growing resistance to currently available drug therapies. It is estimated that there were 1.7 million hospital-acquired infections and approximately 100,000 associated deaths in the United States alone in 2002. Gram-negative bacteria are responsible for more than 30.0% of hospital-acquired infections and account for approximately 70.0% of hospital-acquired infections in the intensive care unit. It is estimated that there were 45 million days of Gram-negative therapy administered in the United States in 2009. Gram-negative bacterial infections are becoming a major global health issue where their growing resistance to currently available drug therapies is rapidly increasing. Furthermore, recently approved Gram-negative antibiotics have been limited to new versions of existing antibiotics, which carry the risk of rapid resistance development from pre-existing mechanisms of resistance. Preclinical studies suggest that GSK '052 could be a novel approach for the treatment of infections caused by a broad range of Gram-negative bacteria.

        Due to its unique boron-based chemical structure, GSK '052 specifically targets the bacterial enzyme leucyl-transfer RNA synthetase, or LeuRS, which is required for protein synthesis. The inhibition of protein synthesis leads to termination of cell growth and cell death, eliminating the bacterial infection. Since GSK '052 is the first antibiotic to target LeuRS, bacteria have not developed resistance to it. In preclinical safety, pharmacology and toxicology studies, GSK '052 showed robust activity against multi-resistant Gram-negative bacteria with no cross resistance to existing classes of antibiotics. In a Phase 1 proof-of-concept trial, GSK '052 demonstrated a promising safety profile and linear dose-proportional pharmacokinetic properties, reaching blood levels that were many times higher than the anticipated efficacious dose. If approved, we believe GSK '052 would be the first new class of antibacterial agents to treat serious hospital-acquired Gram-negative infections in thirty years. In addition, we believe GSK '052 has the potential to be the first antibiotic specifically targeting infections caused by Gram-negative bacteria that can be administered by both IV and oral routes, which would allow patients to continue on the same antibiotic therapy they received in the hospital once they are discharged.

        Following the completion of the Phase 1 trial, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052 and has assumed responsibility for further development of the product candidate and any resulting commercialization. Following the exercise of the option in July 2010, we received a fee of $15.0 million. We are eligible to receive further development milestones up to $69.0 million, commercial milestones up to $175.0 million and double-digit tiered royalties with the potential to reach the mid-teens on annual net sales. We believe GSK currently plans to develop GSK '052 as a potential treatment for complicated urinary tract infections, or cUTI, complicated intra-abdominal infections, or cIAI, and other Gram-negative bacterial infections, such as hospital-acquired and ventilator-associated pneumonia, or HAP/VAP. We anticipate that GSK will initiate Phase 2 trials of GSK '052 in patients with cUTI and cIAI in 2011.

Our Other Clinical Product Candidates

        Our clinical pipeline also includes two additional product candidates that may extend and expand the market opportunity of our dermatology portfolio. AN2718, our second topical antifungal product candidate, has the potential to treat onychomycosis and fungal infections of the skin. We expect to initiate a Phase 2 trial of AN2718 in onychomycosis after we have completed Phase 3 trials with AN2690. AN2898, our second topical anti-inflammatory product candidate, has the potential to treat psoriasis and atopic dermatitis. We expect to initiate a three-arm Phase 2 trial with AN2898, AN2728 and vehicle in atopic dermatitis in the first half of 2011.

Our Boron Chemistry Platform

        Our technology platform is based on the use of boron chemistry to develop novel therapies, which we believe provides us with multiple advantages in the small-molecule drug discovery process. We believe that our expertise in boron chemistry enables us to identify compounds that interact with known drug targets in novel ways and also inhibit drug targets that have been historically difficult to inhibit with traditional chemistry. This may enable us to develop antibiotic or antifungal therapies that kill pathogens that have become resistant to existing drugs. Our compounds have exhibited extensive preclinical activity in multiple disease areas, including fungal, inflammatory and bacterial diseases, which are our core areas of focus, as well as in parasitic, cancer and ophthalmic indications and for applications in animal health. Our proprietary technological advances in the synthesis of boron-based compounds, coupled with our rational drug design capabilities, have enabled us to rapidly create large families of boron-based compounds with drug-like properties. Finally, we believe the intellectual property landscape for boron-based pharmaceutical products is relatively unencumbered compared to that of traditional carbon-based products, providing an attractive opportunity for us to build our intellectual property portfolio. All of our current research and development programs, including our five clinical product candidates, are based on compounds that have been internally discovered using our boron chemistry platform.

Our Collaboration with GSK

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development and worldwide commercialization of boron-based systemic anti-infectives. Under the agreement, we are currently working to identify and develop multiple product candidates in three target-based project areas. GSK '052 is the most advanced product candidate under the collaboration.

        Pursuant to the agreement, GSK paid us a $12.0 million non-refundable, non-creditable upfront fee in October 2007. In addition, GSK is obligated to make payments to us if certain milestones are met, which range from up to $252.8 million to $330.5 million in the aggregate per product candidate. GSK is further obligated to pay us double-digit tiered royalties with the potential to reach the mid-teens on annual net sales of products containing optioned compounds. GSK also invested $30.0 million in a preferred stock financing completed in December 2008. To date, in addition to the $12.0 million upfront payment, we have received an additional $25.1 million for licensing fees and for achievement of performance milestones. In each program, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once they have achieved certain proof-of-concept criteria. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a worldwide basis.

        In July 2010, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052 (formerly AN3365), our lead systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. We believe GSK currently plans to develop GSK '052 as a potential treatment for complicated urinary tract infection, complicated intra-abdominal infections, and other Gram-negative bacterial infections, such as hospital-acquired and ventilator-associated pneumonia. Upon exercise of the option, we received a licensing fee of $15.0 million. We are eligible to receive further development milestones up to $69.0 million, commercial milestones up to $175.0 million and double-digit tiered royalties with the potential to reach the mid-teens on annual net sales. GSK has assumed responsibility for further development of the product candidate and any resulting commercialization.

Our Collaboration with Eli Lilly and Company

        In August 2010, we entered into a research agreement with Eli Lilly and Company, or Lilly, under which we will collaborate to discover products for a variety of animal health applications and Lilly will be responsible for worldwide development and commercialization of compounds advancing from these efforts. The collaboration combines our boron-based technology platform and drug research capabilities with Lilly's expertise in the area of animal health. We will receive an upfront payment of $3.5 million and we will receive a minimum of $6.0 million in research funding with the potential of up to $12.0 million in research funding, if successful. In addition, we will be eligible to receive payments contingent upon achieving development and regulatory milestones, as well as up to double-digit commercial royalties on sales.

Our Strategy

        Our objective is to discover, develop and commercialize proprietary boron-based drug compounds with superior efficacy, safety and convenience for the treatment of a variety of diseases. The key elements of our strategy to achieve this objective are to:

  •
  Drive rapid, efficient discovery of novel boron-based compounds.  We believe the unique characteristics of boron and the expertise we have developed allow us to design novel product candidates that target a broad range of diseases and drive a rapid and efficient drug development process. We have discovered and advanced five compounds that are currently in clinical development during our first eight years of operations and, in addition, have other active research and development programs ongoing.

  •
  Focus development activities in our core therapeutic areas.  We intend to focus our development activities in our core therapeutic areas of fungal, inflammatory and bacterial diseases. To fully leverage our boron chemistry platform, we have established and will continue to pursue development partnerships in these therapeutic areas.

  •
  Commercialize our products ourselves in specialty markets in the United States.  We intend to build a sales force to focus on domestic specialty markets, such as dermatology. We have entered into and will continue to seek commercialization partners for products in non-specialty and international markets.

  •
  Leverage partnerships for non-core therapeutic areas.  We believe boron chemistry has utility in a broad range of diseases outside of our core therapeutic areas. To maximize the value of our boron chemistry platform and to provide non-dilutive capital to support development in our core therapeutic areas, we have entered into and will continue to seek partnerships early in development for compounds in non-core areas, such as parasitic, cancer and ophthalmic indications and for applications in animal health.

  •
  Expand and protect our intellectual property.  We intend to expand and aggressively prosecute our intellectual property in the area of boron chemistry and boron-based compounds. Since a relatively limited amount of research has been done in the area of boron-based drug development, we believe that we can establish a defensible and valuable intellectual property portfolio.

Risks Related to Our Business

        In executing our business strategy, we face significant risks and uncertainties, as more fully described in the section entitled "Risk Factors." For example:

  •
  we may incur substantial and increasing net losses for the foreseeable future because we have no products approved for sale and we have not generated any revenue from sales of our products;

  •
  we may need to obtain substantial additional funding for our clinical trials;

  •
  to receive regulatory approval for any of our product candidates, we, or our collaborators, must conduct adequate and well-controlled clinical trials to demonstrate safety and efficacy in humans. If clinical trials do not produce results necessary to support regulatory approval, we or our partners will be unable to commercialize these products;

  •
  GSK may not develop, manufacture and commercialize GSK '052 at all, or as quickly as we would like, and therefore, we may not receive additional milestone or royalty payments in connection with our agreement;

  •
  we may not succeed in identifying additional product candidates under the GSK agreement and GSK may not license and commercialize any such product candidates and therefore, we may not receive additional milestone or royalty payments in connection with our agreement;

  •
  our use of boron chemistry to develop pharmaceutical product candidates is novel and may not prove successful in producing approved products; and

  •
  it is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending any patents that may issue in the future against third-party challenges.

Corporate Information

        We were incorporated in Delaware in December 2000 as AnaMax, Inc. We began operations in March 2002 and changed our name to Anacor Pharmaceuticals, Inc. in October 2002. Our principal executive offices are located at 1020 East Meadow Circle, Palo Alto, CA 94303-4230, and our telephone number is (650) 543-7500. Our website address is www.anacor.com. The information on, or accessible through, our website is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

        Anacor™ and Anacor Pharmaceuticals™ are our trademarks. This prospectus also contains service marks, trademarks and trade names of other companies and are the property of their respective owners.

 THE OFFERING

Common stock offered by us	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $ million. We plan to use the net proceeds of this offering to fund Phase 3 clinical trials for AN2690 and AN2728, for repayment of scheduled debt obligations, to fund our other research and development programs, and for working capital, capital expenditures and general corporate purposes. See "Use of Proceeds."
Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 11 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	ANAC

        The number of shares of common stock to be outstanding immediately after this offering is based on 63,057,843 shares of common stock outstanding as of June 30, 2010 and excludes:

  •
  7,483,011 shares of common stock issuable upon the exercise of options outstanding at a weighted-average exercise price of $0.82 per share;

  •
  shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan, which will become effective on the completion of this offering (including                                    shares of common stock reserved for future grant or issuance under our 2001 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan);

  •
  786,126 shares of common stock issuable upon the exercise of two warrants outstanding at an exercise price of $1.73 per share; and

  •
  203,118 shares of common stock issuable upon the exercise of a warrant outstanding at an exercise price of $3.3872 per share.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 55,603,811 shares of common stock;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  the filing of our amended and restated certificate of incorporation, which will become effective immediately after the completion of this offering.

        Share numbers in this prospectus do not reflect a reverse stock split that we expect to effect prior to completion of this offering.

 SUMMARY FINANCIAL DATA

        The following summary financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        We derived the statements of operations data for 2007, 2008 and 2009 and the balance sheet data as of December 31, 2009 from our audited financial statements appearing elsewhere in this prospectus. Ernst & Young LLP's report on the financial statements for the year ended December 31, 2009, which appears elsewhere herein, included an explanatory paragraph which describes an uncertainty about our ability to continue as a going concern. The statement of operations data for the six months ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 is derived from our unaudited condensed financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)			(unaudited) (in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Contract revenue	$20,738	$19,776	$9,793	$9,214	$6,365
Contract revenue-related party	500	5,300	8,850	1,825	1,019
Government contract and grant revenue	51	—	—	—	—

Total revenues	21,289	25,076	18,643	11,039	7,384
Operating expenses:
Research and development	24,597	36,189	34,083	17,141	12,724
General and administrative	7,924	10,171	7,054	3,704	3,649

Total operating expenses	32,521	46,360	41,137	20,845	16,373

Loss from operations	(11,232)	(21,284)	(22,494)	(9,806)	(8,989)
Interest income	1,469	500	154	88	8
Interest and other expenses, net	(1,848)	(885)	(2,514)	(1,713)	(644)

Loss before income tax benefit	(11,611)	(21,669)	(24,854)	(11,431)	(9,625)
Income tax benefit	—	44	15	—	—

Net loss	$(11,611)	$(21,625)	$(24,839)	$(11,431)	$(9,625)

Net loss per common share—basic and diluted(1)	$(1.70)	$(3.08)	$(3.51)	$(1.62)	$(1.30)

Weighted-average number of common shares used in calculating net loss per common share—basic and diluted(1)	6,844,996	7,025,698	7,075,416	7,042,600	7,415,710

Net loss used to compute pro forma net loss per common share—basic and diluted (unaudited)(1)			$(24,759)		$(10,091)

Pro forma net loss per common share—basic and diluted (unaudited)(1)			$(0.40)		$(0.16)

Weighted-average number of common shares used in calculating pro forma net loss per common share—basic and diluted (unaudited)(1)			62,679,227		63,019,521

(1)
Please see Note 2 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,092	$5,092
Working capital (deficit)	(9,266)	(7,888)
Total assets	9,302	9,302
Notes payable	10,795	10,795
Convertible preferred stock	87,473	—
Accumulated deficit	(110,747)	(110,747)
Total stockholders' equity (deficit)	(103,803)	(14,952)

        The table above presents our balance sheet data as of June 30, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 55,603,811 shares of common stock; and

  •
  the reclassification to additional paid-in capital of our preferred stock warrants liability in connection with the automatic conversion of our outstanding preferred stock warrants into common stock warrants; and

  •
  on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at the assumed initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The table above does not include:

  •
  $15.0 million received from GSK upon the exercise of its option to obtain an exclusive license to develop and commercialized product candidate GSK '052; and

  •
  $3.5 million upfront fee due from Lilly due in September 2010.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $            per share, would increase each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $             million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $            per share, would decrease each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $             million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following adverse developments described in the following risk factors could harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating Our Financial Position and Need for Additional Capital

We have never been profitable. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to curtail our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

        We are not profitable and do not expect to be profitable in the foreseeable future. We have incurred net losses in each year since our inception, including net losses of approximately $11.6 million, $21.6 million and $24.8 million for 2007, 2008 and 2009, respectively. For the six months ended June 30, 2010, we incurred a net loss of $9.6 million, and as of June 30, 2010, we had an accumulated deficit of approximately $110.7 million. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales. We expect to incur increased expenses as we commence Phase 3 clinical trials of AN2690 and AN2728, advance our other product candidates and expand our research and development programs. We also expect an increase in our expenses associated with preparing for commercialization of our product candidates and creating additional infrastructure to support operations as a public company. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

        Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase more than currently anticipated if we are required by the United States Food and Drug Administration, or FDA, to perform studies in addition to those that we currently expect. To date, we have financed our operations primarily through the sale of equity securities, debt arrangements, government contracts and grants and the payments under our agreements with SmithKline Beecham Corporation d/b/a GlaxoSmithKline, or GSK, and Schering Corporation, or Schering. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Revenues from our collaboration with GSK are uncertain because GSK may not continue to develop GSK2251052, or GSK '052 (formerly known as AN3365) the product candidate recently licensed by GSK, milestones under our agreements with GSK may not be achieved, GSK may not exercise its option to license additional product candidates that may be identified pursuant to our collaboration with them, these product candidates may not receive regulatory approval or, if they are approved, such product candidates may not be accepted in the market. In addition, we may not be able to enter into other collaborations that will generate significant cash. If we are unable to develop and commercialize one or more of our product candidates, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

        Our operations to date have been primarily limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history and/or approved products on the market. Our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following risk factors, as well as other factors described elsewhere in this prospectus:

  •
  our ability to obtain additional funding to develop our product candidates;

  •
  the need to obtain and maintain regulatory approval for AN2690, AN2728, GSK '052 or any of our other product candidates;

  •
  delays in the commencement, enrollment and the timing of clinical testing;

  •
  the success of our clinical trials through all phases of clinical development, including our Phase 3 clinical trials of AN2690 and AN2728;

  •
  any delays in regulatory review and approval of product candidates in clinical development;

  •
  potential side effects of our product candidates that could delay or prevent commercialization or cause an approved drug to be taken off the market;

  •
  our ability to develop systemic product candidates;

  •
  market acceptance of our product candidates;

  •
  our ability to establish an effective sales and marketing infrastructure;

  •
  competition from existing products or new products that may emerge;

  •
  the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our products;

  •
  our ability to receive approval and commercialize our product candidates outside of the United States;

  •
  our dependency on third-party manufacturers to supply or manufacture our products;

  •
  our ability to establish or maintain collaborations, licensing or other arrangements;

  •
  our ability and third parties' abilities to protect intellectual property rights;

  •
  costs related to and outcomes of potential intellectual property litigation;

  •
  our ability to adequately support future growth;

  •
  our ability to attract and retain key personnel to manage our business effectively;

  •
  our ability to build our finance infrastructure and improve our accounting systems and controls;

  •
  potential product liability claims;

  •
  potential liabilities associated with hazardous materials; and

  •
  our ability to maintain adequate insurance policies.

        Due to the various factors mentioned above, and others, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs.

        Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we commence Phase 3 clinical trials of AN2690 and AN2728, our other product candidates and continue to work on our other research programs. If the FDA requires that we perform additional studies beyond those that we currently expect, our expenses could increase beyond what we currently anticipate and the timing of any potential product approval may be delayed. Under the GSK agreement, we are required to use diligent efforts to identify and optimize product candidates and to provide certain numbers of personnel and other resources under drug development projects. We currently have no commitments or arrangements for any additional financing to fund our research and development programs other than contingent milestone or royalty payments from GSK or Lilly, which we may not receive. We believe that the net proceeds from this offering together with existing cash and cash equivalents and interest thereon will be sufficient to fund our projected operating requirements for at least the next 12 months. However, we may need to raise substantial additional capital in the future to complete the development and commercialization of our product candidates.

        Until we can generate a sufficient amount of revenue from our products, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

        Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this "Risk Factors" section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

        Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

  •
  the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates and potential product candidates, including initiation of Phase 3 clinical trials for AN2690 and AN2728;

  •
  the success of our collaboration with GSK and the attainment of milestones and royalty payments, if any, under that agreement;

  •
  the number and characteristics of product candidates that we pursue;

  •
  the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

  •
  the outcome, timing and cost of regulatory approvals;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  the effect of competing technological and market developments;

  •
  the cost and timing of completion of commercial-scale outsourced manufacturing activities;

  •
  the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

  •
  the extent to which we acquire or invest in businesses, products or technologies.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

        Based on our cash balances as of December 31, 2009 and our projected spending in 2010, our independent registered public accounting firm has included in their audit opinion for the year ended December 31, 2009 a statement with respect to our ability to continue as a going concern. If we became unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the reaction of investors to the inclusion of a going concern statement by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Risks Relating to the Development, Regulatory Approval and Commercialization of Our Product Candidates

We cannot be certain that AN2690, AN2728, GSK '052 or any of our other product candidates will receive regulatory approval, and without regulatory approval our product candidates will not be able to be marketed.

        We have invested a significant portion of our efforts and financial resources in the development of our most advanced product candidates, especially AN2690. Our ability to generate revenue related to product sales, which we do not expect will occur for at least the next several years, if ever, will depend on the successful development and regulatory approval of our product candidates.

        In August 2010, we filed a Special Protocol Assessment request with the FDA in order to reach agreement on key endpoint measures and trial design to be used in our planned Phase 3 clinical trials of AN2690. We plan to commence Phase 3 clinical trials in the fourth quarter of 2010, initially at clinical sites in the United States, and then at clinical sites in Canada and Mexico. We may conduct lengthy and expensive Phase 3 clinical trials of AN2690 only to learn that this drug candidate is not a safe or effective treatment, in which case these clinical trials may not lead to regulatory approval for AN2690. Similarly, our clinical development programs for AN2728, and our other product candidates and GSK's development programs for GSK '052 may not lead to regulatory approval from the FDA and similar foreign regulatory agencies. This failure to obtain regulatory approvals would prevent our product candidates from being marketed and would have a material and adverse effect on our business.

        We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. The development of a product candidate, including preclinical and clinical testing, manufacturing, quality systems, labeling, approval, record-keeping, selling, promotion, marketing and distribution of products, is subject to extensive regulation by the FDA in the United States and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a new drug application, or NDA, from the FDA. We have not submitted an NDA for any of our product candidates. Obtaining approval of an NDA is a lengthy, expensive and uncertain process. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and effectiveness for each indication. The approval application must also include significant information regarding the chemistry, manufacturing and controls for the product. The FDA review process typically takes years to complete and approval is never guaranteed. If a product is approved, the FDA may limit the indications for which the product may be used, include extensive warnings on the product labeling or require costly ongoing requirements for post-marketing clinical studies and surveillance or other risk management measures to monitor the safety or efficacy of the product candidate. Markets outside of the United States also have requirements for approval of drug candidates with which we must comply prior to marketing. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure we will be able to obtain regulatory approval in other countries but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. Also, any regulatory approval of any of our products or product candidates, once obtained, may be withdrawn. If AN2690, AN2728, GSK '052 or any of our other product candidates do not receive regulatory approval, we may not be able to generate sufficient revenue to become profitable or to continue our operations.

Delays in the commencement, enrollment and completion of clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our product candidates.

        Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs or limit the regulatory approval of our product candidates. We plan to commence Phase 3 clinical trials of AN2690 in onychomycosis in the fourth quarter of 2010; however, there may be delays or these trials may not be initiated or completed on schedule, if at all. In addition, we do not know whether planned clinical trials of AN2728, GSK '052 or other product candidates will begin on time or will be completed on schedule or at all. The commencement, enrollment and completion of clinical trials can be delayed for a variety of reasons, including:

  •
  inability to reach agreements on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

  •
  regulatory objections to commencing a clinical trial;

  •
  inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

  •
  withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

  •
  inability to obtain institutional review board, or IRB, approval to conduct a clinical trial at prospective sites;

  •
  difficulty recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as our product candidates; and

  •
  inability to retain patients in clinical trials due to the treatment protocol, personal issues, side effects from the therapy or lack of efficacy, particularly for those patients receiving either a vehicle without the active ingredient or a placebo. For example, our planned Phase 3 clinical trials of AN2690 will have a treatment duration of 48 weeks, and it may be difficult to retain patients for this entire period.

        In addition, a clinical trial may be suspended or terminated by us, our current or any future partners, the FDA or other regulatory authorities due to a number of factors, including:

  •
  failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

  •
  failed inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

  •
  unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks; or

  •
  lack of adequate funding to continue the clinical trial due to unforeseen costs resulting from enrollment delays, requirements to conduct additional trials and studies, increased expenses associated with the services of our CROs and other third parties or other reasons.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those currently contemplated, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates. In addition, if our current or any future partners assume development of our product candidates, they may suspend or terminate their development and commercialization efforts, including clinical trials for our product candidates, at any time. For example, with the license of GSK '052, GSK now controls the development and commercialization of GSK '052.

        Changes in regulatory requirements and guidance may occur and we or any partners may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us or any partners to resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. If we or any of our partners experience delays in the completion of, or if we or our partners terminate, clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate revenue from sales of our products will be prevented or delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we, GSK or our potential future partners advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

        Clinical failure can occur at any stage of our clinical development. Clinical trials may produce negative or inconclusive results, and we or our partners may decide, or regulators may require us, to conduct additional clinical or preclinical testing. In addition, data obtained from tests are susceptible to varying interpretations, and regulators may not interpret our data as favorable as we do, which may delay, limit or prevent regulatory approval. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If AN2690, AN2728, GSK '052 or our other product candidates are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for them and our business would be harmed. For example, if the results of our planned Phase 3 clinical trials of AN2690 and AN2728 do not achieve the primary efficacy endpoints or demonstrate expected safety, the prospects for approval of AN2690 and AN2728 would be materially and adversely affected. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

        In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen, particularly for self-administered topicals, and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any Phase 2, Phase 3 or other clinical trials we or any partners may conduct will demonstrate consistent and/or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

We have never conducted a Phase 3 clinical trial or submitted an NDA before, and may be unable to do so for AN2690, AN2728 and other product candidates we are developing.

        We intend to conduct the Phase 3 clinical trials of AN2690 and AN2728. The conduct of Phase 3 clinical trials and the submission of a successful NDA is a complicated process. We have not conducted a Phase 3 clinical trial before, have limited experience in preparing, submitting and prosecuting regulatory filings, and have not submitted an NDA before. Consequently, we may be unable to successfully and efficiently execute and complete these planned clinical trials in a way that leads to NDA submission and approval of AN2690, AN2728 and other product candidates we are developing. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of products that we develop. Failure to commence or complete, or delays in, our planned clinical trials, would prevent us from or delay us in commercializing AN2690, AN2728 and other product candidates we are developing.

Our product candidates may have undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market or otherwise limit their sales.

        Unforeseen side effects from any of our product candidates could arise either during clinical development or, if approved, after the approved product has been marketed. For example, a small number of patients who received AN2690 treatment experienced some skin irritation around their toenails during clinical trials of AN2690 for onychomycosis. In addition, a small number of patients who received AN2728 treatment experienced some skin irritation during clinical trials of AN2728 for psoriasis, and one serious adverse event was reported in a patient who developed a rash after self-administering with penicillin for a sore throat and who needed to be hospitalized for this non-life threatening reaction. GSK '052 is being developed for the systemic treatment of infections caused by Gram-negative bacteria and is still in the early stages of clinical development. The range and potential severity of possible side effects from systemic therapies is greater than for topically administered drugs. The results of future clinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, resulting in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities.

        If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

  •
  regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

  •
  we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

  •
  we may have limitations on how we promote the product;

  •
  sales of the product may decrease significantly;

  •
  regulatory authorities may require us to take our approved product off the market;

  •
  we may be subject to litigation or product liability claims; and

  •
  our reputation may suffer.

        Any of these events could prevent us, GSK or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

All of our product candidates require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our product candidates will harm our business.

        All of our product candidates require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our product candidates would delay market launch, increase our cash requirements and result in additional operating losses.

        The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We, GSK or our potential future partners may be unable to submit any NDA in the United States or any marketing approval application or other foreign applications for any of our products. If we or our partners submit any NDA, including any amended NDA or supplemental NDA, to the FDA seeking marketing approval for any of our product candidates, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that the marketing approval application submissions to any other regulatory authorities will be accepted for filing and review by those authorities. We cannot be certain that we or our partners will be able to respond to any regulatory requests during the review period in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our product candidates will receive favorable recommendations from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products.

        Data obtained from preclinical studies and clinical trials are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our product candidates. In addition, as a routine part of the evaluation of any potential drug, clinical trials are generally conducted to assess the potential for drug-to-drug interactions that could impact potential product safety. To date, we have not been requested to perform drug-to-drug interaction studies on our topical product candidates, but any such request, which would be more typical with a systemic product candidate, may delay any potential product approval and may increase the expenses associated with clinical programs. Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, policy changes and agency funding, staffing and leadership. We do not know whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

        In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for NDAs have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. Review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes. Moreover, in light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk evaluation and mitigation strategies, or REMS, that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or may result in approval for a more limited indication than originally sought.

Our use of boron chemistry to develop pharmaceutical product candidates is novel and may not prove successful in producing approved products. Undesirable side effects of any of our product candidates, or of boron-based drugs developed by others, may extend the time period required to obtain regulatory approval or harm market acceptance of our product candidates, if approved.

        All of our product development activities are centered around compounds containing boron. The use of boron chemistry to develop new drugs is largely unproven. If boron-based compounds developed by us or others have significant adverse side effects, regulatory authorities could require additional studies of our boron-based compounds, which could delay the timing of and increase the cost for regulatory approvals of our product candidates. Additionally, adverse side effects for other boron-based compounds could affect the willingness of third-party payors and medical providers to provide reimbursement for or use our boron-based drugs and could impact market acceptance of our products.

        Additionally, there can be no assurance that boron-based products will be free of significant adverse side effects. During clinical trials, a small number of our patients who received AN2690 experienced some skin irritation around their toenails and a few patients who received AN2728 experienced some skin irritation around their psoriasis plaques. In addition, during the course of a clinical trial of AN2728 for psoriasis, one serious adverse event was reported in a patient who developed a rash after self-administering with penicillin for a sore throat who was hospitalized. If boron-based drug treatments result in significant adverse side effects, they may not be useful as therapeutic agents. If we are unable to develop products that are safe and effective using our boron chemistry platform, our business will be materially and adversely affected.

If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that are generated from their sales will be limited.

        The commercial success of AN2690, AN2728, GSK '052 or our other product candidates will depend upon the acceptance of these products among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

  •
  limitations or warnings contained in a product's FDA-approved labeling;

  •
  changes in the standard of care for the targeted indications for any of our product candidates;

  •
  limitations in the approved indications for our product candidates;

  •
  lower demonstrated clinical safety and efficacy compared to other products;

  •
  lack of significant adverse side effects;

  •
  ineffective sales, marketing and distribution support;

  •
  lack of availability of reimbursement from managed care plans and other third-party payors;

  •
  timing of market introduction and perceived effectiveness of competitive products;

  •
  lack of cost-effectiveness;

  •
  availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;

  •
  adverse publicity about our product candidates or favorable publicity about competitive products;

  •
  convenience and ease of administration of our products; and

  •
  potential product liability claims.

        If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, health care payors and patients, sufficient revenue may not be generated from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

We have never marketed a drug before, and if we are unable to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements, we may not be able to commercialize our product candidates successfully.

        We plan to develop a sales and marketing infrastructure to market and sell our products in certain U.S. specialty markets. We currently do not have any sales, distribution and marketing capabilities, the development of which will require substantial resources and will be time consuming. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish our sales force and marketing capability, our operating results may be adversely affected. In addition, we plan to enter into sales and marketing or licensing arrangements with third parties for non-specialty markets in the United States and for international sales of any approved products. If we are unable to enter into any such arrangements on acceptable terms, or at all, we may be unable to market and sell our products in these markets.

We expect that our existing and future product candidates will face competition and most of our competitors have significantly greater resources than we do.

        The pharmaceutical industry is highly competitive, with a number of established, large pharmaceutical companies, as well as many smaller companies. Most of these companies have significant financial resources, marketing capabilities and experience in obtaining regulatory approvals for product candidates. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products that may target the same markets as our product candidates. We expect any future products we develop to compete on the basis of, among other things, product efficacy, price, lack of significant adverse side effects and convenience and ease of treatment.

        Compared to us, many of our potential competitors have substantially greater:

  •
  resources, including capital, personnel and technology;

  •
  research and development capability;

  •
  clinical trial expertise;

  •
  regulatory expertise;

  •
  intellectual property portfolios;

  •
  expertise in prosecution of intellectual property rights;

  •
  manufacturing and distribution expertise; and

  •
  sales and marketing expertise.

        As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more widely used and less costly than ours and may also be more successful than us in manufacturing and marketing their products.

The dermatology market is competitive, which may adversely affect our ability to commercialize our dermatological product candidates.

        If AN2690 is approved for the treatment of onychomycosis, we anticipate that it would compete with other marketed nail fungal therapeutics including Lamisil, Sporanox, Penlac and generic versions of those compounds. AN2690 will also compete against over-the-counter products and possibly various devices under development for onychomycosis. If approved for the treatment of psoriasis, AN2728 will compete against a number of approved topical treatments, including Taclonex, a combination of calcipotriene and the high potency corticosteroid betamethasone dipropionate, Dovonex (calcipotriene), Tazorac (tazarotene) and generic versions, where available. AN2728 would also compete against systemic treatments for psoriasis, which include oral products such as methotrexate and cyclosporine and injected biologic products such as Enbrel, Remicade, Stelara, Simponi, Amevive, and Humira. A number of other treatments are used for psoriasis, including light based treatments and non-prescription topical treatments. In atopic dermatitis, our product candidates, if approved, would compete with other marketed atopic dermatitis therapeutics, which typically include combinations of antibiotics, antihistamines, topical corticosteroids and topical immunomodulators, such as Elidel (pimecrolimus) and Protopic (tacrolimus).

        Even if a generic product or an over-the-counter product is less effective than our product candidates, a less effective generic or over-the-counter product may be more quickly adopted by health insurers and patients than our competing product candidates based upon cost or convenience. In addition, each of our product candidates may compete against product candidates currently under development by other companies.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that our products will be widely used.

        Successful commercialization of pharmaceutical products usually depends on the availability of adequate coverage and reimbursement from third-party payors. Patients or healthcare providers who purchase drugs generally rely on third-party payors to reimburse all or part of the costs associated with such products. Adequate coverage and reimbursement from governmental payors, such as Medicare and Medicaid, and commercial payors, such as HMOs and insurance companies, can be central to new product acceptance.

        Current treatments for onychomycosis are often not reimbursed by third-party payors. We do not know the extent to which AN2690 will be reimbursed if it is approved. Reimbursement decisions by third-party payors may have an effect on pricing and market acceptance. Our other product candidates, such as AN2728 and GSK '052, will also be subject to uncertain reimbursement decisions by third-party payors. Our products are less likely to be used if they do not receive adequate reimbursement.

        The market for our product candidates may depend on access to third-party payors' drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. Industry competition to be included in such formularies results in downward pricing pressures on pharmaceutical companies. Third-party payors may refuse to include a particular branded drug in their formularies when a competing generic product is available.

        All third-party payors, whether governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medicines exists among all these payors. Therefore, coverage of and reimbursement for drugs can differ significantly from payor to payor and can be difficult and costly to obtain.

Healthcare policy changes, including the Healthcare Reform Act, may have a material adverse effect on us.

        Healthcare costs have risen significantly over the past decade. On March 23, 2010, the President signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Healthcare Reform Act, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Healthcare Reform Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. We anticipate that if we obtain approval for our products, some of our revenue may be derived from U.S. government healthcare programs, including Medicare. Furthermore, beginning in 2011, the Healthcare Reform Act will impose a non-deductible excise tax on pharmaceutical manufacturers or importers who sell "branded prescription drugs," which includes innovator drugs and biologics (excluding orphan drugs or generics) to U.S. government programs. We expect that the Healthcare Reform Act and other healthcare reform measures that may be adopted in the future could have a material adverse effect on our industry generally and our ability to successfully commercialize our products or could limit or eliminate our spending on development projects.

        In addition to the Healthcare Reform Act, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep these costs down while expanding individual healthcare benefits. Certain of these changes could impose limitations on the prices we will be able to charge for any products that are approved or the amounts of reimbursement available for these products from governmental agencies or third-party payors or may increase the tax requirements for life sciences companies such as ours. While it is too early to predict what effect the recently enacted Healthcare Reform Act or any future legislation or regulation will have on us, such laws could have a material adverse effect on our business, financial position and results of operations.

We expect that a substantial portion of the market for our products will be outside the United States. Our product candidates may never receive approval or be commercialized outside of the United States.

        We plan to enter into sales and marketing arrangements with third parties for international sales of any approved products. To market and commercialize any product candidates outside of the United States, we, GSK or any other third parties that are marketing or selling our products must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The regulatory approval process in other countries may include all of the risks detailed above regarding failure to obtain FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that our product candidates may not be approved for all indications requested, or at all, which could limit the uses of our product candidates and have an adverse effect on product sales and potential royalties, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly post-marketing follow-up studies.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

        Even if regulatory approval is obtained for any of our product candidates, regulatory authorities may still impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of high profile adverse safety events with certain drug products, regulatory authorities may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for any of our product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. Any of these restrictions or requirements could force us or our partners to conduct costly studies.

        Our product candidates will also be subject to ongoing regulatory requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. In addition, approved products, manufacturers and manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP. As such, we and our contract manufacturers are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have approval.

        If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing, or labeling of a product, a regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

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  issue warning letters;

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  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

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  require us or our partners to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

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  impose other civil or criminal penalties;

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  suspend regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve pending applications or supplements to approved applications filed by us, GSK or our potential future partners;

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  impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products or require a product recall.

Guidelines and recommendations published by various organizations may affect the use of our products.

        Government agencies may issue regulations and guidelines directly applicable to us, GSK or our potential future partners and our product candidates. In addition, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time publish guidelines or recommendations to the health care and patient communities. These various sorts of recommendations may relate to such matters as product usage, dosage, route of administration and use of related or competing therapies. Changes to these recommendations or other guidelines advocating alternative therapies could result in decreased use of our products, which may adversely affect our results of operations.

Risks Related to Our Dependence on Third Parties

We expect to continue to expend resources in our collaboration with GSK. If the research collaboration fails to successfully identify additional product candidates or if GSK elects not to license any of the resulting compounds or fails to successfully develop and commercialize compounds it does license, including GSK '052, our operating results and financial condition will be materially and adversely affected.

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development, manufacture and worldwide commercialization of novel systemic anti-infectives for viral and bacterial diseases utilizing our boron-based chemistry. Under this collaboration, we developed and GSK exercised an exclusive license to GSK '052 (formerly

AN3365), which is our lead systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. During the research term, both we and GSK are committed to use our diligent efforts to discover and optimize compounds and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. Each party is responsible for its own research costs and we expect to continue to expend resources on the collaboration. If we fail to successfully identify additional product candidates or demonstrate proof-of-concept for those additional product candidates we identify, our operating results and financial condition will be materially and adversely affected. In addition, we may mutually agree with GSK not to pursue all of the target-based projects contemplated under the agreement. GSK has the option, but is not required, to exclusively license certain project candidates under the agreement once the product candidate meets specified criteria or achieves certain proof-of-concept criteria, as defined in the agreement, subject to continuing obligations to make milestone payments and royalty payments on commercial sales, if any, of such licensed compounds. GSK is obligated to make payments to us upon the achievement of certain initial discovery and developmental milestones but further, more significant milestone payments are payable only on compounds that GSK chooses to license, such as GSK '052. If we devote significant resources to a research project and GSK elects not to exercise its option with respect to any resulting product candidates, our financial condition will be materially and adversely affected. If GSK does not exercise a given option prior to its final expiration, we may request a worldwide, sublicensable, non-exclusive license to develop and commercialize products containing compounds that are subject to the expired option. If we make such request, we will be obligated to pay GSK certain milestones and royalties if we elect to develop and commercialize such products.

        If GSK elects to license a compound like it has with GSK '052, GSK assumes sole responsibility for further development, regulatory approval and commercialization of such compound. Accordingly, even with respect to compounds that GSK chooses to license, future payments from GSK, including milestone and royalty payments to us, will depend on the extent to which such licensed compounds advance through development, regulatory approval and commercialization. Additionally, GSK can choose to terminate the agreement on six months' notice or its license to any compounds at any time with no further obligation to develop and commercialize such compounds. If GSK chooses to license our product candidates or if GSK terminates the agreement or a license, we would not be eligible to receive further payments from GSK for the affected compounds. We would retain rights to develop and market any such product candidates. However, we would be required to fund further development and commercialization ourselves or with other partners if we continue to pursue the product candidate.

        The agreement provides for a joint research committee to oversee the research collaboration consisting of representatives of GSK and us. Decisions regarding projects will be made on a consensus basis, except that GSK has ultimate decision-making authority with respect to the establishment of proof-of-concept criteria, the design of proof-of-concept trials for each research compound and determining whether proof-of-concept criteria have been satisfied.

        If GSK does not devote sufficient resources to the research, development and commercialization of compounds identified through our research collaboration, including GSK '052, or is ineffective in doing so, our operating results will be materially and adversely affected. In particular, under the agreement, GSK is generally entitled to, either alone or with third parties, develop and commercialize compounds directed at the same targets we are working on under the agreement. If GSK independently develops compounds that compete with our compounds, it could elect to advance such compounds and not develop or commercialize our product candidates. We cannot assure you that GSK will fulfill its obligations under this agreement or develop and commercialize compounds identified by the research collaboration, including GSK '052. If GSK fails to fulfill its obligations under this agreement or terminates the agreement, we would need to obtain the capital necessary to fund the development and commercialization of such compounds, enter into alternative arrangements with a third party or halt our development efforts in these areas. We could also become involved in disputes with GSK, which could lead to delays in or termination of the research collaboration or the development and commercialization of identified product candidates and time-consuming and expensive litigation or arbitration. If GSK terminates or breaches the agreement with us or otherwise does not advance the compounds identified by our research collaboration, our chances of successfully developing or commercializing such compounds would be materially and adversely affected.

We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

        Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products is expensive. Consequently, we plan to establish collaborations for development and commercialization of product candidates and research programs. For example, if AN2690, AN2728 or any of our other product candidates receives marketing approval, we intend to enter into sales and marketing arrangements with third parties for non-specialty markets in the United States and for international sales, and to develop our own sales force targeting dermatologists and other specialty markets in the United States. If we are unable to enter into any such arrangements on acceptable terms, if at all, we may be unable to market and sell our products in these markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our product candidates. When we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our collaboration partner may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may not be favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our product candidates. In some cases, we may be responsible for continuing preclinical and initial clinical development of a partnered product candidate or research program, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our product candidates we would face increased costs, we may be forced to limit the number of our product candidates we can commercially develop or the territories in which we commercialize them and we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition will be materially and adversely affected.

We depend on third-party contractors for a substantial portion of our operations and may not be able to control their work as effectively as if we performed these functions ourselves.

        We outsource substantial portions of our operations to third-party service providers, including chemical synthesis, biological screening and manufacturing. Our agreements with third-party service providers and clinical research organizations are on a study-by-study basis and are typically short-term. In all cases, we may terminate the agreements with notice and are responsible for the supplier's previously incurred costs.

        Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify, retain and successfully manage the performance of third-party service providers in the future, our business may be adversely affected.

We have no experience manufacturing our product candidates on a large clinical or commercial scale and have no manufacturing facility. As a result, we are dependent on numerous third parties for the manufacture of our product candidates and our supply chain, and if we experience problems with any of these suppliers, the manufacturing of our product candidates or products could be delayed.

        We do not own or operate facilities for the manufacture of our product candidates. We have a small number of personnel with experience in drug product manufacturing. We currently outsource all manufacturing and packaging of our preclinical and clinical product candidates to third parties and intend to continue to do so. Under our agreement with Schering, the formulation for AN2690 was finalized and manufactured at one of Schering's GMP facilities. In November 2009, Schering merged with Merck, and in May 2010, Anacor regained the worldwide rights to AN2690. As part of the transition from Merck to us, we received drug product and active ingredient that we believe will be sufficient to initiate our Phase 3 clinical trials of AN2690. We plan to transfer manufacturing of additional supplies of AN2690 to a third-party manufacturer that operates in compliance with cGMP regulations. The inability to manufacture sufficient supplies of the drug product could adversely effect clinical trial enrollment or timing or, if AN2690 is approved, product commercialization. We also outsource active ingredient process development work and product manufacturing to third parties for AN2728, AN2718 and AN2898. We do not currently have any agreements with third-party manufacturers for the long-term commercial supply of our product candidates, including AN2690. We may encounter technical difficulties or delays in the transfer of AN2690 manufacturing to a third-party manufacturer. We may be unable to enter into agreements for commercial supply with third party manufacturers, or may be unable to do so on acceptable terms. We may not be able to establish additional sources of supply for our products. Such suppliers are subject to regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions to our product candidate supply while we seek to secure another supplier that meets all regulatory requirements.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

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  the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

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  the possibility of termination or nonrenewal of the agreements by the third parties because of our breach of the manufacturing agreement or based on their own business priorities.

        Any of these factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA.

If we lose our relationships with contract research organizations, our drug development efforts could be delayed.

        We are substantially dependent on third-party vendors and contract research organizations for preclinical studies and clinical trials related to our drug discovery and development efforts. If we lose our relationship with any one or more of these providers, we could experience a significant delay in both identifying another comparable provider and then contracting for its services, which could adversely affect our development efforts. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, it is likely that this provider will need additional time to respond to our needs and may not provide the same type or level of services as the original provider. In addition, any contract research organization that we retain will be subject to the FDA's regulatory requirements and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed, which could severely harm our business and financial condition.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

        The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, it could impact our ability to commercialize or license our technology.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

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  we might not have been the first to make the inventions covered by our pending patent applications;

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  we might not have been the first to file patent applications for these inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

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  any patents that we obtain may not provide us with any competitive advantages;

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  we may not develop additional proprietary technologies that are patentable; or

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  the patents of others may have an adverse effect on our business.

        As of August 31, 2010, we are the owner of record of six issued U.S. patents and 17 non-U.S. patents with claims to boron-containing compounds and methods of using these compounds in various indications. We are actively pursuing 40 U.S. patent applications (19 provisional and 21 non-provisional), 14 international (PCT) patent applications and 167 non-U.S. patent applications in 39 jurisdictions.

        Due to the patent laws of a country, or the decisions of a patent examiner in a country, or our own filing strategies, we may not obtain patent coverage for all of the product candidates or methods involving these candidates in the parent patent application. We plan to pursue divisional patent applications and/or continuation patent applications in the United States and many other countries to obtain claim coverage for inventions which were disclosed but not claimed in the parent patent application.

        We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Our patent applications would not prevent others from taking advantage of the chemical properties of boron to discover and develop new therapies, including therapies for the indications we are targeting. If others seek to develop boron-based therapies, their research and development efforts may inhibit our ability to conduct research in certain areas and expand our intellectual property portfolio.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to enforce or protect our rights to, or use, our technology.

        If we choose to go to court to stop another party from using the inventions claimed in any patents we obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. These lawsuits are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our rights to such patents. In addition, the U.S. Supreme Court has recently modified some tests used by the U.S. Patent Office in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license.

        Furthermore, a third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party's patents and would order us or our partners to stop the activities covered by the patents. In that event, we or our commercialization partners may not have a viable way around the patent and may need to halt commercialization of the relevant product with it. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party's patents. In the future, we may agree to indemnify our commercial partners against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

        Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

        Patents covering the composition of matter of AN2690 and AN2718 that were owned by others have expired. Our patent applications and patents include or support claims on other aspects of AN2690 or AN2718, such as pharmaceutical formulations containing AN2690 or AN2718, methods of using AN2690 or AN2718 to treat disease and methods of manufacturing AN2690 or AN2718. Without patent protection on the composition of matter of AN2690 or AN2718, our ability to assert our patents to stop others from using or selling AN2690 or AN2718 in a non-pharmaceutically acceptable formulation may be limited.

        Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We do not have exclusive rights to intellectual property we developed under U.S. federally funded research grants and contracts in connection with certain of our neglected diseases initiatives, and, in the case of U.S. funded research, we could ultimately lose the rights we do have under certain circumstances.

        Some of our intellectual property rights related to compounds that are not in clinical development as of August 31, 2010 were initially developed in the course of research funded by the U.S. government. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future products pursuant to the Bayh-Dole Act of 1980. Government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive licenses to any of these inventions to a third party if they determine that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title in any country in which a patent application is not filed within specified time limits.

        Some of our intellectual property rights related to boron-containing compounds that are not in clinical development as of August 31, 2010 were developed through a collaboration with the Drugs for Neglected Diseases initiative, or DNDi. We accept research funding from DNDi. We have a co-exclusive, royalty-free, sublicensable license with DNDi to make, use, import and manufacture a product for treatment of human African trypanosomiasis, Chagas disease, and cutaneous and visceral leishmaniasis in humans in all countries of the world, specifically excluding Japan, Australia, New Zealand, Russia, China, and all countries of North America and Europe, or DNDi Territory. We also grant to DNDi an exclusive, royalty-free, sublicensable license to distribute, including uses by, or on behalf of, a public sector agency, a product containing molecules synthesized under the research plan for treatment of human African trypanosomiasis, Chagas disease, and cutaneous and visceral leishmaniasis in humans in the DNDi Territory. As a result, we may not be able to realize any revenue in the DNDi Territory for any human therapeutics that we discover for these diseases. As of August 31, 2010, the boron-containing compounds being studied in this collaboration are structurally distinct from our five clinical product candidates. As of August 31, 2010, none of our five clinical product candidates are being considered for use in the DNDi collaboration.

        Some of our intellectual property rights related to boron-containing compounds that are not in clinical development as of August 31, 2010 were developed through a collaboration with the Global Alliance for TB Drug Development, or TB Alliance. We accept research funding from the TB Alliance, and we provide the TB Alliance with a non-exclusive, worldwide, royalty-free, sublicensable license to make, have made, use, sell, offer for sale and import for the purpose of treating tuberculosis, boron-containing small molecule compounds that have a high level of effectiveness against the bacteria associated with tuberculosis, but a low level of effectiveness against certain other bacteria which are associated with other human diseases. As a result, we may not be able to realize any revenue from any human therapeutics generated under the agreement for tuberculosis. As of August 31, 2010, the boron-containing compounds under development in this collaboration are structurally distinct from our five clinical product candidates. As of August 31, 2010, none of our five clinical product candidates are being considered for use in the TB Alliance collaboration.

        Some of our intellectual property rights related to boron-containing compounds that are not in clinical development as of August 31, 2010 were developed through a collaboration with Medicines for Malaria Venture, or MMV. We accept research funding from MMV, and we provide MMV with a worldwide, royalty-free non-exclusive license (without the right to sublicense, except with prior Anacor written approval) to intellectual property rights arising under the collaboration to develop human therapeutics for the treatment of malaria under the agreement. If the research is successful, we are obligated to negotiate in good faith with MMV a preclinical and clinical development agreement and compound license. As of August 31, 2010, the boron-containing compounds under development in this collaboration are structurally distinct from our five clinical product candidates. As of August 31, 2010, none of our five clinical product candidates are being considered for use in the MMV collaboration.

Risks Related to Employee Matters and Managing Growth

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

        As we increase the number of product development programs we have underway and advance our product candidates through preclinical studies and clinical trials, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we will need to increase our general and administrative headcount. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

  •
  successfully attract and recruit new employees with the expertise and experience we will require;

  •
  manage our clinical programs effectively, which we anticipate being conducted at numerous clinical sites;

  •
  develop a marketing and sales infrastructure; and

  •
  continue to improve our operational, financial and management controls, reporting systems and procedures.

        If we are unable to successfully manage this growth, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

        We may not be able to attract or retain qualified management, finance, scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in Northern California. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

        Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and business development expertise of our executive officers and key employees identified in the "Management" section of this prospectus. If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. We have entered into change of control and severance agreements with each of our officers as part of our retention efforts. The terms of these agreements are described in the "Compensation Discussion and Analysis—Change of Control and Severance Agreements" section of this prospectus. Replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel. Our failure to retain key personnel could materially harm our business.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

        As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

        We rely on consultants to perform certain of our accounting and financial reporting functions. We will need to hire additional finance personnel and build our financial infrastructure as we transition to operating as a public company, including complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We may be unable to do so on a timely basis.

        Until we are able to expand our finance and administrative capabilities and establish necessary financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with the Sarbanes-Oxley Act or existing or new reporting requirements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

Other Risks Relating to Our Business

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

        The use of our product candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

  •
  withdrawal of clinical trial participants;

  •
  termination of clinical trial sites or entire trial programs;

  •
  costs of related litigation;

  •
  substantial monetary awards to patients or other claimants;

  •
  decreased demand for our product candidates and loss of revenues;

  •
  impairment of our business reputation;

  •
  diversion of management and scientific resources from our business operations; and

  •
  the inability to commercialize our product candidates.

        We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. Our coverage is currently limited to $5.0 million per occurrence and $5.0 million in the aggregate per year. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Our operations involve hazardous materials, which could subject us to significant liabilities.

        Our research and development processes involve the controlled use of hazardous materials, including chemicals. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of exposure of individuals to hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We have general liability insurance of up to $5.0 million per occurrence, with an annual aggregate limit of $6.0 million, which excludes pollution liability. This coverage may not be adequate to cover all claims related to our biological or hazardous materials. Furthermore, if we were to be held liable for a claim involving our biological or hazardous materials, this liability could exceed our insurance coverage, if any, and our other financial resources. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

        We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers' compensation, products liability and directors' and officers' insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Relating to Owning Our Common Stock

After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

        When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing        % of our common stock, assuming such persons do not purchase any shares of our common stock in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

        We do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock. In addition, our ability to pay cash dividends is currently prohibited by the terms of our loan agreement with Lighthouse Capital Partners V, L.P.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

        The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

  •
  results of our clinical trials;

  •
  results of clinical trials of our competitors' products;

  •
  regulatory actions with respect to our products or our competitors' products;

  •
  actual or anticipated fluctuations in our financial condition and operating results;

  •
  actual or anticipated changes in our growth rate relative to our competitors;

  •
  actual or anticipated fluctuations in our competitors' operating results or changes in their growth rate;

  •
  competition from existing products or new products that may emerge;

  •
  announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

  •
  issuance of new or updated research or reports by securities analysts;

  •
  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  •
  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

  •
  additions or departures of key management or scientific personnel;

  •
  disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

  •
  announcement or expectation of additional financing efforts;

  •
  sales of our common stock by us, our insiders or our other stockholders;

  •
  market conditions for biopharmaceutical stocks in general; and

  •
  general economic and market conditions.

        Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We may be subject to securities litigation, which is expensive and could divert management attention.

        Our share price may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                                     outstanding shares of common stock based on the number of shares outstanding as of June 30, 2010. Of these shares,                                     may be resold in the public market immediately and the remaining 63,057,843 shares are currently restricted under securities laws or as a result of lock-up agreements but will be able to be resold after the offering as described in the "Shares Eligible for Future Sale" section of this prospectus. Moreover, after this offering, holders of an aggregate of 56,593,055 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all                                    shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180 day lock-up periods under the lock-up agreements described in the "Underwriting" section of this prospectus.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $            per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $            per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. Investors who purchase shares in this offering will contribute approximately        % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately         % of the shares outstanding immediately following the completion of this offering. For further information on this calculation, see "Dilution" elsewhere in this prospectus.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

        Although we currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds" elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could affect our ability to continue to develop and eventually to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring these rules and proposed changes to rules, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management's time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with this offering, we are increasing our directors' and officers' insurance coverage which will increase our insurance cost. In the future, it may be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, actions to be taken by our partner, GSK, our ability to enter into and maintain additional collaborations, our ability to scale and support commercial activities, the goals of our research and development activities, estimates of the potential markets for our product candidates, availability of drug product, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements.

        Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $        per share, would increase the net proceeds to us from this offering by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $        per share, would decrease the net proceeds to us from this offering by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        We intend to use approximately $     million of the net proceeds from this offering for the following purposes:

  •
  approximately $     million to fund Phase 3 clinical trials of AN2690 for onychomycosis and AN2728 for psoriasis; and

  •
  approximately $     million to pay scheduled principal and interest under our loan agreement with Lighthouse Capital Partners V, L.P. bearing interest at a rate of 9.25% per annum and maturing on December 2011.

        We intend to use the remainder of the net proceeds to fund other research and development programs, including AN2718 and AN2898, and for working capital, capital expenditures and general corporate purposes. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

        Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including the relative success and cost of our research, preclinical and clinical development programs, and the amount and timing of revenues, if any, received from our collaboration with GSK and any potential other collaborations. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In particular, we might decide to postpone or not pursue certain clinical trials or any number of our research and development programs, including, for example, AN2718 and AN2898, if the mix of proceeds from this offering and the other sources of cash are less than expected.

        Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing obligations, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds.

DIVIDEND POLICY

        We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors. In addition, under the terms of our loan agreement, we may not pay dividends on our common stock without the consent of the lender.

 INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the filing of an amended and restated certificate of incorporation to authorize                                    shares of common stock and                                     shares of undesignated preferred stock;

  •
  the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 55,603,811 shares of common stock;

  •
  the reclassification to additional paid-in-capital of our preferred stock warrants liability in connection with the automatic conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 989,244 shares of common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at the assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price. You should read this table together with "Management's Discussion and Analysis of Financial Condition

and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$5,092	$5,092	$

Notes payable	$10,795	$10,795	$
Preferred stock warrants liability	1,378	—
Convertible preferred stock, $0.001 par value; 55,672,227 shares authorized, 54,547,556 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	87,473	—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted
Common stock, $0.001 par value; 75,500,000 shares authorized, 7,454,032 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	7	63
Additional paid-in capital	6,937	95,732
Accumulated other comprehensive income	—	—
Accumulated deficit	(110,747)	(110,747)

Total stockholders' equity (deficit)	(103,803)	(14,952)

Total capitalization	$(4,157)	$(4,157)	$

        The number of pro forma as adjusted shares of common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of June 30, 2010 and excludes:

  •
  7,483,011 shares of common stock issuable upon the exercise of options outstanding at a weighted-average exercise price of $0.82 per share;

  •
  shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan, which will become effective on the completion of this offering (including                                    shares of common stock reserved for future grant or issuance under our 2001 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan);

  •
  786,126 shares of common stock issuable upon exercise of two warrants outstanding at an exercise price of $1.73 per share; and

  •
  203,118 shares of common stock issuable upon the exercise of a warrant outstanding at an exercise price of $3.3872 per share.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, total stockholders' equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $            per share, would increase each of cash and cash equivalents, total stockholders' equity and total capitalization by approximately $             million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $            per share, would decrease each of cash and cash equivalents, total stockholders' equity and total capitalization by approximately $             million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

        Our pro forma net tangible book value as of June 30, 2010, was $(15.9) million, or $(0.25) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2010, after giving effect to the conversion of all our convertible preferred stock into shares of our common stock.

        After giving effect to the sale by us of                        shares of common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the range on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2010, would have been approximately $             million, or approximately $            per share. This amount represents an immediate increase in net tangible book value of $            per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $            per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2010	$(0.25)
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2010 by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed initial public offering price per share would also increase the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would decrease the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As such, changes in the resulting pro forma as adjusted net tangible book value per share after this offering and dilution in net tangible book value per share to new investors are not directly proportional to changes in the assumed initial public offering price per share. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $            per share, (a) would increase our pro forma as adjusted net tangible book value as of June 30, 2010 by approximately $            million and (b) would also increase the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $            per share, (a) would decrease our pro forma as adjusted net tangible book value as of June 30, 2010 by approximately $             million and (b) would also increase the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        In addition, the above discussion and table assume no exercise of stock options after June 30, 2010. As of June 30, 2010 we had outstanding options to purchase a total of 7,483,011 shares of common stock at a weighted-average exercise price of $0.82 per share. If all such options had been exercised as of June 30, 2010, pro forma as adjusted net tangible book value would be $            per share and dilution to new investors would be $            per share at the assumed initial public offering price.

        The following table summarizes, as of June 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our convertible preferred stock into shares of our common stock. The calculation below is based on an assumed initial public offering price of $            per share (the midpoint of the range on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	63,057,843%		$88,243,836%		$1.40
New investors

Total		100%		100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $             million and $             million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $            per share, would increase total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $             per share, would decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own        %, and our investors purchasing shares in this offering would own        % of the total number of shares of our common stock outstanding after this offering.

        The above information assumes no exercise of stock options or the warrants outstanding as of June 30, 2010. As of June 30, 2010, there were:

  •
  7,483,011 shares of common stock issuable upon the exercise of options outstanding at a weighted-average exercise price of $0.82 per share;

  •
  786,126 shares of common stock issuable upon exercise of two warrants outstanding at an exercise price of $1.73 per share;

  •
  203,118 shares of common stock issuable upon the exercise of a warrant outstanding at an exercise price of $3.3872 per share; and

  •
  shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan, which will become effective on completion of this offering (including                                    shares of common stock reserved for future grant or issuance under our 2001 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan).

SELECTED FINANCIAL DATA

        The following selected data are derived from our financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on the financial statements for the year ended December 31, 2009, which appears elsewhere herein, included an explanatory paragraph which describes an uncertainty about our ability to continue as a going concern. The data in the tables below should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        The statements of operations data for 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 were derived from our audited financial statements not included in this prospectus. The statements of operations data for 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 were derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 is derived from our unaudited condensed financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)					(unaudited) (in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Contract revenue	$—	$—	$20,738	$19,776	$9,793	$9,214	$6,365
Contract revenue-related party	—	—	500	5,300	8,850	1,825	1,019
Government contract and grant revenue	107	861	51	—	—	—	—

Total revenues	107	861	21,289	25,076	18,643	11,039	7,384
Operating expenses:
Research and development	14,023	16,627	24,597	36,189	34,083	17,141	12,724
General and administrative	2,827	3,629	7,924	10,171	7,054	3,704	3,649

Total operating expenses	16,850	20,256	32,521	46,360	41,137	20,845	16,373

Loss from operations	(16,743)	(19,395)	(11,232)	(21,284)	(22,494)	(9,806)	(8,989)
Interest income	343	311	1,469	500	154	88	8
Interest expense	(44)	(369)	(1,268)	(2,298)	(2,434)	(1,418)	(1,110)
Other income (expense)	—	(136)	(580)	1,413	(80)	(295)	466

Loss before income tax benefit	$(16,444)	(19,589)	(11,611)	(21,669)	(24,854)	(11,431)	(9,625)
Income tax benefit	—	—	—	44	15	—	—

Net loss	$(16,444)	$(19,589)	$(11,611)	$(21,625)	$(24,839)	$(11,431)	$(9,625)

Net loss per common share—basic and diluted	$(3.18)	$(3.17)	$(1.70)	$(3.08)	$(3.51)	$(1.62)	$(1.30)

Weighted-average number of common shares used in calculating net loss per common share—basic and diluted(1)	5,173,237	6,172,694	6,844,996	7,025,698	7,075,416	7,042,600	7,415,710

Net loss used to compute pro forma net loss per common share—basic and diluted (unaudited)(1)					$(24,759)		$(10,091)

Pro forma net loss per common share—basic and diluted (unaudited)(1)					$(0.40)		$(0.16)

Weighted-average number of common shares used in calculating pro forma net loss per common share—basic and diluted (unaudited)(1)					62,679,227		63,019,521

(1)
Please see Note 2 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,					As of June 30,
	2005	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$10,419	$5,236	$32,491	$47,305	$14,503	$5,092
Working capital (deficit)	8,332	2,304	4,189	29,836	3,633	(9,266)
Total assets	11,585	6,517	37,873	54,515	17,945	9,302
Notes payable	—	7,863	8,262	14,289	10,724	10,795
Convertible preferred stock	32,602	37,637	37,637	87,473	87,473	87,473
Accumulated deficit	(23,458)	(43,047)	(54,658)	(76,283)	(101,122)	(110,747)
Total stockholders' equity (deficit)	(23,332)	(42,530)	(53,211)	(72,911)	(95,284)	(103,803)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from our boron chemistry platform. We have discovered, synthesized and developed five molecules that are currently in clinical development.

        Our three lead programs are: AN2690, a topical antifungal for the treatment of onychomycosis, a fungal infection of the nail and nail bed; AN2728, a topical anti-inflammatory for the treatment of psoriasis; and GSK '052, a systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. Our most advanced product candidate is AN2690. We plan to initiate our Phase 3 clinical trials for AN2690 in the fourth quarter of 2010. In June 2010, we completed a Phase 2b dose-ranging trial in psoriasis for AN2728, and we plan to initiate a second Phase 2b clinical trial in psoriasis in the first half of 2011. In June 2010, we completed a Phase 1 trial of GSK2251052, or GSK '052 (formerly referred to as AN3365), and achieved proof-of-concept as defined under our collaboration agreement with SmithKline Beecham Corporation d/b/a GlaxoSmithKline, or GSK. In July 2010, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052 and paid us an option exercise fee of $15.0 million in August 2010. In addition to our three lead programs, we have two other clinical product candidates, AN2718, our second topical antifungal product candidate, and AN2898, our second topical anti-inflammatory product candidate. We also have a pipeline of internally discovered topical and systemic boron-based compounds in development. In August 2010, we entered into a collaboration with Eli Lilly and Company, or Lilly, under which we will collaborate to discover products for a variety of animal health applications.

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering Corporation, or Schering, for the development and worldwide commercialization of AN2690. Pursuant to the agreement, Schering paid us a $40.0 million non-refundable, non-creditable upfront fee and assumed sole responsibility for development and commercialization of AN2690. In addition, in accordance with the agreement, Schering invested $10.0 million in a preferred stock financing completed in December 2008. The agreement also obligated Schering to pay all of the remaining costs for development and commercialization of AN2690, including paying us for our development-related activities to transition AN2690 to Schering. In November 2009, Schering merged with Merck & Co., Inc., or Merck, and in May 2010, we entered into a mutual termination and release agreement with Merck. Under this agreement we regained the exclusive worldwide rights to AN2690, Merck paid us $5.8 million and we released each other from any and all claims, liabilities or other types of obligations under the 2007 agreement. Merck did not retain any rights to this compound.

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development and worldwide commercialization of boron-based systemic anti-infectives. Under the agreement, we are currently working to identify and develop multiple product candidates in three target-based project areas.

        In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once such candidates have achieved certain proof-of-concept criteria. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a worldwide basis. During the research term, we are committed to use reasonable efforts to discover and optimize compounds pursuant to agreed research plans and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. Each party is responsible for its own research and development costs.

        Pursuant to the agreement, GSK paid us a $12.0 million non-refundable, non-creditable upfront fee in October 2007. In addition, GSK is obligated to make payments to us if certain development, regulatory and commercial milestones are met on a compound-by-compound basis, which range from up to $252.8 million to $330.5 million in the aggregate per product candidate, depending on the product profile of the candidate. GSK is further obligated to pay us tiered double-digit royalties, with the potential to reach the mid-teens, on annual net sales of products containing optioned compounds. GSK also invested $30.0 million in a preferred stock financing completed in December 2008, at which time GSK became a related party. From execution of the agreement through June 30, 2010, in addition to the $12.0 million upfront payment, we have received $10.1 million for achievement of performance milestones, including milestones related to GSK '052 for lead declaration, candidate selection and first patient dosing in a clinical trial. In July 2010, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052 and we received a $15.0 million option exercise fee in August 2010. GSK has assumed responsibility for further development of GSK '052 and any resulting commercialization.

        We began business operations in March 2002. To date, we have not generated any revenue from product sales and have never been profitable. As of June 30, 2010, we have an accumulated deficit of $110.7 million. We have funded our operations primarily through the sale of equity securities, government contracts and grants, upfront payments and milestone payments under our agreements with Schering and GSK and borrowings under debt arrangements. We expect to incur losses in future periods. The size of our future losses will depend, in part, on the rate of growth of our expenses, our ability to enter into additional licensing, research and development agreements and future payments earned under our agreement with GSK or any such future partners. Our intent is to enter into licensing and development agreements with additional partners to further develop certain of our product candidates and to fund other areas of our research. If the GSK agreement is terminated or we are unable to enter into other collaboration agreements, we may incur additional operating losses and our ability to expand and continue our research and development activities and move our product candidates into later stages of development may be limited. In addition to the proceeds of this offering, we will need to seek additional capital through collaborations, equity and debt financings to fund our operations.

Financial Operations Overview

Revenues

        Our recent revenues are comprised primarily of collaboration agreement-related revenues, while historically we also had government contract revenues and government grants. Collaboration agreement-related revenues have included license fees, development reimbursements and development milestones. In addition, we have received a termination and release payment with respect to our previous agreement with Schering. Government contract revenues have included cost and cost plus fixed fee reimbursements for allowable costs and government grants have consisted of grant funding received from government entities.

        We have generated approximately $89.5 million in revenue from inception through June 30, 2010. Through 2004, we had recognized cumulative revenues of $16.1 million through our contract with the U.S. Department of Defense for the development of antibiotics against infective anthrax. In September

2005, we were awarded a $1.0 million National Institutes of Health, or NIH, grant for the identification of targets for certain antifungal compounds, which included work on the mechanism of action of AN2690. In March 2007, we received from Schering a $40.0 million upfront fee that was recognized ratably over the estimated period during which we performed development-related activities to transition AN2690 to Schering. The estimated period was based on the research transition plan jointly developed by Schering and us. In addition to the upfront fee, we were paid for our development-related activities, which included certain preclinical and clinical activities. Through June 30, 2010, we recognized revenue of $49.5 million under the Schering agreement, which was comprised of the full recognition of the $40.0 million upfront fee and $9.5 million for our development-related transition activities. In November 2009, Schering merged with Merck and in May 2010, upon termination of the 2007 agreement, we regained the exclusive worldwide rights to AN2690 and received a $5.8 million payment from Merck, which was recognized as revenue during the six months ended June 30, 2010.

        In October 2007, we received a $12.0 million upfront fee under our agreement with GSK, which we are recognizing ratably over the six-year research term. Through June 30, 2010, we recognized $15.7 million under this agreement which was comprised of $5.5 million related to the upfront fee, $10.1 million for achievement of performance milestones and $44,000 in reimbursement for procurement of drug material and performance of additional clinical studies for GSK '052. In August 2010, we received a fee of $15.0 million from GSK for the exercise of its option for GSK '052, which fee will be recognized as revenue in the quarter ending September 30, 2010. In the future, revenue under our agreement with GSK may include fees for achieving development, regulatory and sales milestones and product royalties.

        Through June 30, 2010, we have recognized $1.3 million of revenue for research relating to animal health indications and for research performed under our agreements with not-for-profit organizations for neglected diseases.

Research and Development Expenses

        Research and development expenses consist primarily of costs associated with research activities, as well as costs associated with our product development efforts, including preclinical studies and clinical trials. Research and development expenses, including those paid to third parties, are recognized as incurred. Research and development expenses include:

  •
  external research and development expenses incurred pursuant to agreements with third-party manufacturing organizations, contract research organizations and investigational sites;

  •
  employee and consultant-related expenses, which include salaries, benefits and stock-based compensation;

  •
  third-party supplier expenses; and

  •
  facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, amortization or depreciation of leasehold improvements, equipment and laboratory supplies and other expenses.

        Our expenses associated with preclinical studies and clinical trials are based upon the terms of the service contracts, the amount of the services provided and the status of the related activities. We expect that research and development expenses will increase significantly in the future as we progress our product candidates through clinical development, conduct our research and development activities under our agreement with GSK, advance our discovery research projects into the preclinical stage, and continue our early-stage research.

        The table below sets forth our research and development expenses for 2007, 2008, 2009 and for the six months ended June 30, 2009 and 2010, and for the period from January 1, 2004 through June

30, 2010 for our five clinical-stage product candidates, other work conducted under the GSK agreement, work on neglected diseases and other programs, including programs that are currently inactive. Prior to January 1, 2004, we did not separately track expenses for AN2690 or any other product candidates due to the early stage of their development. A portion of our research and development costs, including indirect costs relating to our product candidates, are not tracked on a program basis and are allocated based on the personnel resources assigned to each program.

				Six Months Ended June 30,
						Total from January 1, 2004 to June 30, 2010
	2007	2008	2009	2009	2010
	(in thousands)
AN2690, including NIH grant expenses	$6,701	$2,253	$363	$239	1,012	$28,359
AN2728	4,487	4,978	3,124	1,014	2,359	16,312
AN2718	3,282	3,167	1,112	446	142	7,703
AN2898	204	2,962	1,023	490	119	4,308
GSK programs:
GSK '052	—	3,389	7,803	4,308	1,741	12,933
Other GSK programs	2,167	14,804	14,515	7,471	2,832	34,318
Neglected diseases	—	172	1,643	695	977	2,792
Other programs	7,756	4,464	4,500	2,478	3,542	42,105

Total research and development expenses	$24,597	$36,189	$34,083	$17,141	$12,724	$148,830

        We expect our research and development expenses to increase in future periods. Our costs associated with AN2690 will increase as we commence Phase 3 clinical trials. We expect costs associated with AN2728 and AN2898 to increase as we expand the clinical and preclinical activities for these programs. Due to the option exercise by GSK for GSK '052 in July 2010, GSK has assumed all future development costs for this product candidate and therefore our expenses associated with GSK '052 are expected to be minimal in the future. In addition, spending for our early-stage research programs, including our other GSK programs, will be dependent upon our success at developing and advancing new product candidates for these programs.

        We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates. We or our partners may never succeed in achieving marketing approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future collaborators are committed to and make progress in programs licensed to them. For example, the timing to complete development of GSK '052 will be controlled by GSK because they have exercised their option to license this product candidate. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. Consequently, we are unable to provide a meaningful estimate of the period in which material cash inflows will be received. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate's commercial potential.

        Our strategy includes entering into additional collaborations with third parties for the development and commercialization of some of our product candidates. To the extent that third parties have control over preclinical development or clinical trials for some of our product candidates, we will be dependent upon their efforts for the progress of such product candidates. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and related costs for our personnel, including stock-based compensation and travel expenses, in executive, finance, business development and other administrative functions. Other general and administrative expenses include facility-related costs not otherwise included in research and development expenses, consulting costs associated with financial services, professional fees for legal services, including patent-related expenses, and auditing and tax services. We expect that general and administrative expenses will increase in the future as we expand our operating activities, hire additional staff and incur additional costs associated with operating as a public company.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances and review our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in more detail in Note 2 of our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

        Our contract revenues are generated primarily through research and development collaboration agreements, which typically may include nonrefundable, non-creditable upfront fees, funding for research and development efforts, payments for achievement of specified development, regulatory and sales milestones, and royalties on product sales of licensed products.

        For multiple element arrangements, we evaluate the components of each arrangement as separate elements based on certain criteria. Accordingly, revenues from collaboration agreements are recognized based on the performance requirements of the agreements. We recognize revenue when persuasive evidence of an arrangement exists; transfer of technology has been completed, services are performed or products have been delivered; the fee is fixed and determinable; and collection is reasonably assured.

        Upfront payments for licensing our intellectual property generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services provided. Such upfront payments are recorded as deferred revenue in the balance sheet and are recognized as contract revenue over the contractual or estimated performance period, which is consistent with the term of the research and development obligations contained in the research and development collaboration agreement. We regularly review the basis for our estimates, and we may change the estimates if circumstances change. These changes can significantly increase or decrease the amount of revenue recognized. To date, we have not experienced significant changes in our estimates.

        Payments resulting from our research and development efforts under license agreements or government grants are recognized as the activities are performed and are presented on a gross basis. Revenue is recorded gross because we act as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services. The costs associated with these activities are reflected as a component of research and development expense in the statements of operations and approximate revenue recognized.

        Substantive, at-risk milestone payments are recognized as revenue when the milestone is achieved and collectibility is assured. When payments are not for substantive and at-risk milestones, revenue is recognized over the estimated remaining term of the service period.

        Royalties based on reported sales of licensed products will be recognized based on contract terms when reported sales are reliably measurable and collectability is reasonably assured. To date, we have not earned any royalty revenue from product sales.

Preclinical Study and Clinical Trial Accruals and Deferred Advance Payments

        We estimate our preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct these activities on our behalf. In recording service fees, we estimate the time period over which the related services will be performed and compare the level of effort expended through the end of each period to the cumulative expenses recorded and payments made for such services and, as appropriate, accrue additional service fees or defer any nonrefundable advance payments until the related services are performed. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust our accrual or deferred advance payment accordingly. If we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of preclinical study and clinical trial accruals.

Stock-Based Compensation

        Employee stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period). We use the Black-Scholes option-pricing model as the most appropriate fair-value method for our stock-based awards. For options granted prior to January 1, 2006, we used the graded-vested (multiple option) method for expense attribution and, prior to January 1, 2006, recognized option forfeitures as they occurred. For options granted after January 1, 2006, we use the straight-line (single option) method for expense attribution and estimate forfeitures and recognize expense only for those shares expected to vest.

        We account for equity instruments issued to nonemployees based on their fair values on the measurement dates using the Black-Scholes option-pricing model. The fair values of the options granted to nonemployees are remeasured as they vest. As a result, the noncash charge to operations for nonemployee options with vesting is affected each reporting period by changes in the fair value of our common stock.

        We recorded noncash stock-based compensation expense for employee and nonemployee stock option grants of $0.8 million, $2.0 million, $2.5 million, and $1.1 million during 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. Based on stock options outstanding as of June 30, 2010, we had unrecognized stock-based compensation expense, net of estimated forfeitures, of $3.4 million, which will be recognized over a weighted-average period of 1.8 years. We expect to continue to grant stock options in the future, which will increase our stock-based compensation expense in future periods. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

        As of June 30, 2010, we had outstanding vested options to purchase 5,722,291 shares of our common stock and unvested options to purchase 1,760,720 shares of our common stock.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

        The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors, with assistance from management, based upon information available to it at the time of grant. Because, prior to this offering, there has been no public market for our common stock, our board of directors has determined the fair value of our common stock by considering a number of objective and subjective factors, including:

  •
  progress of research and development efforts and milestones attained in our business;

  •
  our operating results and financial condition, including our levels of debt and available capital resources;

  •
  sales of our convertible preferred stock in arms-length transactions;

  •
  rights and preferences of our common stock compared to the rights and preferences of our other outstanding equity securities;

  •
  perspective provided by valuation analyses of our stock performed by management; and

  •
  the expected valuation we would obtain in an initial public offering or sale of the company and the likelihood of achieving a liquidity event given prevailing market and biotechnology sector conditions.

        Although it is reasonable to expect that the completion of our initial public offering will increase the value of our common stock as a result of increased liquidity and marketability and the elimination of the liquidation preferences of our convertible preferred stock, the amount of additional value cannot be measured with precision or certainty.

        If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that we have used reasonable assumptions, approaches and methodologies in determining the fair value of our common stock.

Common Stock Valuations

        As summarized below, we have granted stock options with exercise prices ranging from $1.00 to $1.51 per share during the period from December 31, 2008 through August 31, 2010.

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price per Share	Fair Value Estimate per Common Share
March 26, 2009	1,226,451	$1.00	$1.00
April 1, 2009(1)	3,321,855	$1.45	$1.00
August 20, 2010	1,495,910	$1.51	$1.51

(1)
Options for 3,321,855 shares of our common stock were repriced in April 2009 to have an exercise price of $1.45 per share. We incurred a one-time stock-based compensation charge of $0.2 million for the incremental value of the repriced vested options. In addition, we will record an additional stock-based compensation charge of $0.5 million for the incremental value of the unvested repriced options, which will be expensed over the remaining vesting periods of the repriced stock options.

        Management performed in-depth contemporaneous valuation analyses to determine the then current fair value of our common stock as of December 31, 2008, December 31, 2009 and June 30, 2010. In performing these valuation analyses, key assumptions reflected in our income approach calculations included the anticipated timing of a potential liquidity event, the estimated volatility of our common stock, the discount rate applied to the future cash flows and the discount for lack of marketability of our common stock. These income approach assumptions are set forth below for each of the in-depth contemporaneous valuations performed since December 2008:

	December 31,
			June 30, 2010(2)
	2008(1)	2009
Common Stock Value per Share	$1.00	$0.86	$1.51
Time to Liquidity (in years)	2.0	0.5	2.0
Volatility	83%	72%	99%
Discounted Cash Flow Discount Rate	22%	23%	22%
Marketability Discount Rate	23%	12%	16%

(1)
Represents the assumptions used in the income approach as of December 31, 2008. The market approach, supported by the income approach, was also utilized in the contemporaneous valuation analysis for the determination of the fair value of our common stock as of December 31, 2008, as described below.

(2)
Represents the assumptions used in the income approach, or Non IPO Scenario, as of June 30, 2010. Management used a probability weighted expected returns model (PWERM) in the contemporaneous valuation analysis for determining the fair value of our common stock as of June 30, 2010. The Non IPO Scenario was one of the two scenarios incorporated in the PWERM analysis and assumed that, without an initial public offering, or IPO, the time to liquidity would be two years. The other scenario, the IPO Scenario, assumed a time to liquidity of four months. Further details regarding the June 30, 2010 valuation methodology and assumptions are provided below.

        For grants made on dates for which there was no contemporaneous valuation performed, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding contemporaneous valuation and other pertinent information available to it at the time of grant, as described in more detail below.

        An in-depth contemporaneous valuation was performed by management as of December 31, 2008 that determined the fair value of our common stock to be $1.00 per share. We performed this valuation in accordance with applicable elements of the technical practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid. In performing this valuation analysis, we utilized a market approach to estimate our market value. The market approach uses prices and other relevant information generated from identical or comparable market transactions. Our sale of Series E convertible preferred stock on December 24, 2008 was incorporated in the valuation analysis as of December 31, 2008. We used a Monte Carlo option pricing model that incorporated the preferences and equity rights of all the preferred stock classes, outstanding options and total number of shares of each class of preferred stock to determine the implied equity value assigned by recent purchasers of our Series E convertible preferred stock at $ 3.3872 per share. We also used an income approach and prepared a discounted cash flow analysis, based on management's projections and an assessment of industry and market trends and risks associated with achieving success, to provide additional support that the results of the market approach represented a reasonable estimate of the fair value of our common stock as of December 31, 2008. For the income approach, we utilized the capital asset pricing model to estimate the rate of return required by investors. In performing the valuation, we prepared a discounted cash flow analysis by developing projections of revenues and operating expenses and using a weighted-average cost of capital of 22%. We applied a marketability discount of 23%, reflecting the continuing improvement in our prospects and the increased likelihood of a liquidity event for our stockholders. In calculating the marketability discount as of December 31, 2008 using the same commonly-applied industry model as in our previous valuations, we made the following assumptions: 2.0 year period of restriction; 83% volatility metric using a 50:50 weighting of historical volatility and implied volatility; a 0% dividend yield as a percentage of stock price; and a risk-free interest rate of 0.76%. Based on the market approach and supporting income approach contemporaneous valuation analyses, our board of directors determined the fair value of our common stock at December 31, 2008 to be $1.00 per share.

        On March 26, 2009, we granted stock options with an exercise price of $1.00 per share. The U.S. economy continued to be weak and the equity and debt market conditions were uncertain. In determining the fair value of our common stock, our board of directors considered these factors and placed significant weight on the recent Series E convertible preferred stock offering at $3.3872 per share in December 2008 and the progress and related uncertainties of our development programs. There were no significant business milestones or research achievements between December 31, 2008 and March 26, 2009. Based on these considerations, our board of directors determined that, as of March 26, 2009, the fair value of our common stock had not changed from the December 31, 2008 estimated fair value of $1.00 per share.

        Effective April 1, 2009, our board of directors authorized the repricing of options to purchase 3,321,855 shares of our common stock granted from June 2007 through August 2008 with original exercise prices ranging from $2.55 to $4.45 per share to an exercise price of $1.45 per share, which was higher than the fair value at that time. Based on the same factors considered in determining the fair value of our common stock for the March 26, 2009 grants, our board of directors determined that as of April 1, 2009, the fair value of our common stock had not changed from the December 31, 2008 estimated fair value of $1.00 per share. The terms and vesting provisions of the repriced options were not changed from the original options.

        As of December 31, 2009, an in-depth contemporaneous valuation was performed by management that determined the fair value of our common stock to be $0.86 per share. The valuation was prepared based on an income approach conducted in accordance with the AICPA's exposure draft, Statement of Standards for Valuation Services, or SSVS, and the Practice Aid. To provide a reasonable estimate of the fair value of our common stock as of December 31, 2009, we prepared an updated discounted cash flow analysis, based on management updating its revenue and operating expense projections for changes in product candidates, including Schering's delay in commencing Phase 3 clinical trials for AN2690, as well as an assessment of industry and market trends and risks associated with achieving success, including our declining cash balances. We utilized the capital asset pricing model to estimate the rate of return required by investors and used a weighted-average cost of capital of 23%. We applied a marketability discount of 12%, reflecting the continuing improvement in our prospects and the increased likelihood of a liquidity event for our stockholders. In calculating the marketability discount as of December 31, 2009 using the same commonly-applied industry model as in our previous valuations, we made the following assumptions: 0.5 year period of restriction; 72% volatility metric using a 50:50 weighting of historical volatility and implied volatility; a 0% dividend yield as a percentage of stock price; and a risk-free interest rate of 0.20%.

        As of June 30, 2010, an in-depth contemporaneous valuation was performed by our management that determined the fair value of our common stock to be $1.51 per share. The valuation was prepared based on the Probability Weighted Expected Return Model (PWERM) approach conducted in accordance with the AICPA's exposure draft, Statement of Standards for Valuation Services, or SSVS, and the AICPA's practice aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Practice Aid. This valuation considered two scenarios for achieving shareholder liquidity: the IPO Scenario and the Non IPO Scenario based on a discounted cash flow model analysis. The estimated fair value of our common stock as of June 30, 2010 was equal to the sum of the probability weighted present values for each scenario. Our management estimated the probability of an IPO by October 31, 2010 to be approximately 36% as of June 30, 2010. This estimate was based on the estimated probability of our achieving two key corporate objectives, one of which was for GSK to exercise its option to license GSK '052 and the second one related to other activities to increase our cash resources. We used a probability of 64% for our other scenario, the Non IPO Scenario.

        The IPO Scenario was based on a pre-money IPO value range estimated by our management based on an estimated pre-money range discussed with our previous investment bankers. This information was adjusted based on the results of recent IPO's in our industry and the post-IPO stock price performance of these recently public companies. Management's estimated pre-money value range was then allocated across our various classes of equity stock using fully diluted share counts (inclusive of options and warrants) based on the assumption that all outstanding preferred stock would convert into common stock, regardless of whether the threshold for automatic conversion was met. The allocated equity class values were then discounted back to June 30, 2010 using the appropriate risk-free rate. Given that the exact pre-money value of the Company as of June 30, 2010 was uncertain, a simple average of the resulting discounted equity class values was used to estimate the fair value of our common stock under the IPO Scenario.

        For the Non IPO Scenario, we prepared an updated discounted cash flow analysis, based on management updating its revenue and operating expense projections for changes in product candidates, including our regaining the worldwide rights to AN2690 from Merck, the positive results of our Phase 2b trial for AN2728 and the likelihood that GSK would exercise its option to license GSK '052, as well as an assessment of industry and market trends and risks associated with achieving success, including our declining cash balances and the need for substantial additional financing to achieve our goals. We utilized the capital asset pricing model to estimate the rate of return required by investors and used a weighted-average cost of capital of 22%. Based on the Asian protective put method, we applied a marketability discount of 16%, reflecting the increased uncertainty of a near-term liquidity event for our stockholders. In calculating the marketability discount as of June 30, 2010, using the same commonly-applied industry model as in our previous valuations, we made the following assumptions: 2.0 year period of restriction; 99% volatility metric using a 50:50 weighting of historical volatility and implied volatility; a 0% dividend yield as a percentage of stock price; and a risk-free interest rate of 0.61%.

Fair Values of Preferred Stock Warrants

        Freestanding warrants for shares that are puttable or redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes during the period in the fair values of our preferred stock warrants are recorded as a component of other income (expense). We will continue to adjust the liability for changes in fair values until the earlier of the exercise or expiration of the applicable preferred stock warrant or the conversion of such warrant into a warrant to purchase common stock, at which time the liability will be reclassified to additional paid-in capital.

        We estimate the fair values of these warrants using the Black-Scholes option-pricing model based on inputs for the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual terms of the warrant, risk-free interest rates, expected dividend rates and expected volatility of the price of the underlying convertible preferred stock. We estimate the fair value of the convertible preferred stock using valuation analysis methods, inputs and assumptions consistent with those used for the common stock valuations discussed above, giving consideration to the preferences and other terms of the convertible preferred stock. Our estimates are based, in part, on subjective assumptions and could differ materially in the future.

Results of Operations

Comparison of Six Months Ended June 30, 2009 and 2010

	Six Months Ended June 30,
	2009	2010	Increase/ (Decrease)
Contract revenue	$9,214	$6,365	$(2,849)
Contract revenue-related party	1,825	1,019	(806)
Research and development expenses(1)	17,141	12,724	(4,417)
General and development expenses(1)	3,704	3,649	(55)
Interest income	88	8	(80)
Interest expense	1,418	1,110	(308)
Other income (expense)	(295)	466	761

(1)
Includes the following stock-based compensation expenses:

Research and development expenses	782	679	(103)
General and administrative expenses	540	390	(150)

        Contract revenue.    During the six months ended June 30, 2009, we recognized the final $8.7 million of the $40.0 million non-refundable, non-creditable, upfront fee under our license agreement with Schering as we completed all development-related transition activities. We also recognized $0.2 million of revenue from these transition activities performed by us. In addition, we also recognized $0.3 million of revenue for research performed under other agreements, including under agreements with not-for-profit organizations for neglected diseases. During the six months ended June 30, 2010, we recognized in full the $5.8 million fee that we received in connection with the termination of the Schering license agreement and $0.6 million of revenue for research performed under other agreements, including under agreements with not-for-profit organizations for neglected diseases.

        Contract revenue-related party.    During each of the six month periods ended June 30, 2009 and June 30, 2010, we recognized $1.0 million of the $12.0 million non-refundable, non-creditable upfront fee received from GSK. We also recognized $0.8 million in the six months ended June 30, 2009 for development milestones earned under this collaboration. No milestone revenue was recognized for the period ended June 30, 2010.

        Research and development expenses.    The decrease in research and development expenses for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 was primarily due to decreases of $4.6 million and $2.6 million in our other GSK programs and GSK '052, respectively, offset by increases of $1.3 million, $0.8 million and $1.1 million in our AN2728, AN2690 and other research programs, respectively. In the latter part of 2009, we redirected our priorities from the early-stage GSK programs, which led to the reduction in spending on the other GSK programs in the first six months of 2010. In the first half of 2009, we were in the midst of multiple development activities for GSK '052 whereas in the first half of 2010 we had advanced to the Phase 1 clinical trial which resulted in an overall reduction in GSK '052 expenses. Due to the notification of the termination of the licensing agreement with Schering in January 2010, we were actively transitioning AN2690 materials and documents from Schering back to us during the first six months of 2010, as well as planning for the Phase 3 clinical trials. In contrast, during the first six months of the prior year, we were winding down our AN2690 development work in anticipation of Schering beginning Phase 3 trials later that year. During the first half of 2010, we were conducting our Phase 2b trial for AN2728 and completing some preclinical studies causing us to incur higher expenses than during the first half of 2009 when we were winding down our Phase 2 clinical trial. Our efforts on our internal early-stage research projects increased during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

        General and administrative expenses.    The decrease in general and administrative expenses in the first six months of 2010 as compared to the first six months of 2009 was primarily due to lower salary and benefits expenses due to the retirement of our CFO in April 2009, which was partially offset by additional audit and consulting fees in the first six months of 2010.

        Interest income.    The decrease in interest income was due to the reduction in investment balances and lower yields.

        Interest expense.    Interest expense decreased in the first six months of 2010 due to the lower outstanding balance on our debt and the increase in the term over which we are now amortizing the final payment and debt discounts related to the previous loan agreement, which resulted from the January 2010 loan restructuring. This decrease was partially offset by additional amortization of the modification fee and the debt discount related to the modification of the loan in January 2010 and an additional warrant issued at that time.

        Other income (expense).    The increase in other income (expense) in the first six months of 2010 compared to the first six months of 2009 reflected the post-issuance reduction in the fair values of our preferred stock warrants during the first six months of 2010 in contrast with the same period in 2009 when the fair values of these warrants increased.

Comparison of Years Ended December 31, 2008 and 2009

	Year Ended December 31,
			Increase/ (decrease)
	2008	2009
	(in thousands)
Contract revenue	$19,776	$9,793	$(9,983)
Contract revenue-related party	5,300	8,850	3,550
Research and development expenses(1)	36,189	34,083	(2,106)
General and administrative expenses(1)	10,171	7,054	(3,117)
Interest income	500	154	(346)
Interest expense	2,298	2,434	136
Other income (expense)	1,413	(80)	(1,493)

(1)
Includes the following stock-based compensation expenses:

Research and development expenses	1,263	1,557	294
General and administrative expenses	728	893	165

        Contract revenue.    During 2008, under our license agreement with Schering, we recognized $17.5 million of the $40.0 million non-refundable, non-creditable, upfront fee received in March 2007 and $2.3 million of revenue from development-related transition activities performed by us. During 2009, we recognized the remaining $8.7 million of the upfront fee and $0.3 million of revenue from transition activities. Transition activities were completed in June 2009 in accordance with our earlier estimates. During 2009, we also recognized $0.8 million of revenue for research performed under our other research agreements, including under agreements with not-for-profit organizations for neglected diseases.

        Contract revenue-related party.    In each of 2008 and 2009, we recognized $2.0 million of the $12.0 million non-refundable, non-creditable upfront fee received in October 2007 from GSK. We also recognized $3.3 million and $6.8 million in 2008 and 2009, respectively, for development milestones earned under the GSK collaboration.

        Research and development expenses.    The decrease in research and development expenses for 2009 compared to 2008 was due to decreases of $1.9 million, $1.9 million, $2.l million and $1.9 million in our AN2690, AN2728, AN2718 and AN2898 programs, respectively. In 2009, our transition activities for AN2690 were winding down in preparation for the Phase 3 trials to be initiated by Schering. For our other clinical programs, the decreases were due to our decision to prioritize our 2009 spending on the GSK programs. Partially offsetting these decreases was an increase of $4.1 million in our GSK programs. In 2008, we were in the early research stage for our GSK programs, while in 2009, we advanced the development of these programs, including moving GSK '052 into preclinical and clinical development. In addition, partially offsetting these decreases was a $1.5 million increase in our neglected disease programs in 2009 compared to 2008.

        General and administrative expenses.    The decrease in general and administrative expenses for 2009 compared to 2008 was primarily due to the $2.4 million expensing of offering costs in 2008 when we withdrew our registration statement for an initial public offering of common stock with the Securities and Exchange Commission. In addition, salaries and benefits expenses declined by $0.6 million, primarily related to the resignations of two of our officers.

        Interest income.    The decrease in interest income was attributable to lower yields on our investment balances during 2009 as compared to those earned in 2008.

        Interest expense.    Interest expense increased in 2009 due to a full year's interest expense for the additional $7 million borrowing that occurred in April 2008 offset by lower interest expense on the original $8 million borrowing. Debt discount amortization related to the warrants associated with the debt increased due to the additional shares which became exercisable in January 2009 and the full year's amortization of the discount associated with the shares that became exercisable in May 2008.

        Other income (expense).    The decrease in other income (expense) reflects the increase in the fair values of the preferred stock warrants during 2009 in contrast with 2008 when other income (expense) reflected a decrease in the fair values of these warrants.

Comparison of Years Ended December 31, 2007 and 2008

	Year Ended December 31,
			Increase/ (decrease)
	2007	2008
	(in thousands)
Contract revenue	$20,738	$19,776	$(962)
Contract revenue-related party	500	5,300	4,800
Government contract and grant revenue	51	—	(51)
Research and development expenses(1)	24,597	36,189	11,592
General and administrative expenses(1)	7,924	10,171	2,247
Interest income	1,469	500	(969)
Interest expense	1,268	2,298	1,030
Other income (expense)	(580)	1,413	1,993

(1)
Includes the following stock-based compensation:

Research and development expenses	489	1,263	774
General and administrative expenses	310	728	418

        Contract revenue.    In February 2007, we entered into a license agreement with Schering for AN2690 and received a $40.0 million non-refundable, non-creditable, upfront fee. We recognized $13.8 million and $17.5 million of this fee in 2007 and 2008, respectively. In 2007 and 2008, we also recognized $6.9 million and $2.3 million, respectively, for development-related transition activities performed by us. During 2007, we also recognized $51,000 of revenue for work performed under our NIH grant.

        Contract revenue-related party.    We received a $12.0 million non-refundable, non-creditable, upfront fee from GSK upon executing a research agreement in October 2007. We recognized $0.5 million and $2.0 million of this fee in 2007 and 2008, respectively. In 2008, we also recognized $3.3 million for development milestones related to the GSK collaboration.

        Research and development expenses.    The increase in research and development expenses in 2008 as compared to 2007 was primarily due to an increase of $16.0 million in expenses for our efforts on the GSK programs and $2.8 million increase on the AN2898 program for our preclinical and clinical activities. Costs related to AN2728 also increased by $0.5 million as we commenced our Phase 2 trials. These increases were partially offset by a decrease of $4.4 million in AN2690 activities as we transitioned the development work to Schering and a $3.3 million decrease in our early-stage drug discovery programs.

        General and administrative expenses.    The increase in general and administrative expenses for 2008 compared to 2007 was primarily due to the $2.4 million expensing of offering costs in 2008 when we withdrew our registration statement for an initial public offering, an increase of $0.6 million in personnel-related costs resulting from increased headcount and an increase of $0.7 million in patent-related legal fees. Partially offsetting these increases was a reduction of $2.0 million in consulting costs, which were incurred in 2007 and were associated with our entering into the Schering agreement.

        Interest income.    The decrease in interest income in 2008 as compared to 2007 was due primarily to lower average cash balances during 2008 than in 2007.

        Interest expense.    The increase in interest expense in 2008 as compared to 2007 was primarily due to interest expense on the additional $7.0 million borrowed in May 2008, including debt discount amortization related to the warrant issued in connection with this additional borrowing.

        Other income (expense).    The increase in other income (expense) in 2008 compared to 2007 reflects the post-issuance decreases in the fair market values of our preferred stock warrants during 2008.

Income Taxes

        At December 31, 2009, we had net operating loss carryforwards for federal income tax purposes of $85.4 million and federal research and development tax credit carryforwards of $3.8 million. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits prior to utilization. We recorded a valuation allowance to offset in full the benefit related to the deferred tax assets because realization of this benefit was uncertain.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through the private placement of equity securities, government contract and grant funding, funding from our agreements with Schering and GSK and debt arrangements. Through June 30, 2010, we have received aggregate net proceeds of $87.5 million from the issuance of convertible preferred stock. We also have received $17.1 million from government contract and grant revenues and borrowed $15.0 million under a loan agreement. In 2007, we received a $40.0 million non-refundable, non-creditable upfront fee from Schering and a $12.0 million non-refundable, non-creditable upfront fee from GSK. In addition, from 2007 through June 30, 2010 we received $9.5 million and $10.2 million in reimbursements for development activities and milestone fees from Schering and GSK, respectively. In May 2010, we also received $5.8 million from Merck, in connection with the termination of the 2007 agreement. We have also earned interest on our cash, cash equivalents and short-term investments.

        As of June 30, 2010, we had approximately $5.1 million in cash and cash equivalents. In August 2010, we received $15.0 million from GSK upon the exercise of its option to obtain an exclusive license to develop and commercialize GSK '052. We believe that our existing cash and cash equivalents as of June 30, 2010, along with the $15.0 million received from GSK, the $3.5 million upfront fee due from Lilly in September 2010, and the estimated proceeds from this offering and interest thereon, will be sufficient to meet our anticipated cash requirements for at least the next twelve months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

        Our future capital requirements are difficult to forecast and will depend on many factors, including:

  •
  the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates and potential product candidates, including initiation of Phase 3 clinical trials for AN2690 and AN2728;

  •
  the success of our collaboration with GSK and the attainment of milestones and royalty payments, if any, under that agreement;

  •
  the number and characteristics of product candidates that we pursue;

  •
  the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

  •
  the outcome, timing and cost of regulatory approvals;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  the effect of competing technological and market developments;

  •
  the cost and timing of completion of commercial-scale outsourced manufacturing activities;

  •
  the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

  •
  the extent to which we acquire or invest in businesses, products or technologies.

        Based on our cash, cash equivalents and short-term investments balances as of December 31, 2009 and our projected spending in 2010, our independent registered public accounting firm has included in their audit opinion for the year ended December 31, 2009 a statement with respect to our ability to continue as a going concern. However, our financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we became unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The reaction of investors to the inclusion of a going concern statement by our auditors, our lack of cash resources, and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into strategic alliances.

Contractual Obligations

        The following table summarizes our contractual obligations at December 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flow in future years. The notes payable obligations in the table reflect the revised payment terms pursuant to a restructuring of the notes in January 2010 (see Notes Payable below).

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Operating leases	$13,052	$1,751	$2,862	$3,051	$5,388
Notes payable (including interest)	12,823	4,394	8,429	—	—

Total contractual obligations	$25,875	$6,145	$11,291	$3,051	$5,388

  Operating Leases

        In October 2007, we entered into an agreement to lease a 36,960 square-foot building in Palo Alto, California consisting of office and laboratory space which serves as our corporate headquarters. The lease commenced in April 2008 and will terminate in March 2018.

        We also have a lease for a 15,300 square-foot building consisting of office and laboratory space in Palo Alto, California, which expires in December 2010 and is cancelable with four months' notice. We retain an option to extend the lease for an additional 12 months.

  Notes Payable

        In June 2006, we entered into a loan agreement with Lighthouse Capital Partners V, L.P. for $8.0 million, the terms of which were modified in conjunction with an additional $7.0 million borrowing from the same lender in 2008. In January 2010, the notes were restructured to obtain a 6-month interest only period. The notes are secured by all of our assets except for our intellectual property.

        The interest rate on the notes is currently 9.25% per annum. Following the 6-month interest-only period ended on June 30, 2010, 18 monthly payments of principal and interest shall be due. A loan restructuring fee of $0.5 million was paid in July 2010 and a $1.5 million final payment is due at the end of the payment term in 2011; both are being recorded over the term of the loan into interest expense.

        We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our noncancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

        Since inception, we have not engaged in the use of off-balance sheet arrangements, such as structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

        The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of high credit quality securities, including U.S. government instruments, commercial paper, money market funds and corporate debt securities. Our investment policy prohibits us from holding auction rate securities or derivative financial instruments. To the extent that the investment portfolios of companies whose commercial paper is included in our investment portfolio may be subject to interest rate risks, which could be negatively impacted by reduced liquidity in auction rate securities or derivative financial instruments, we may also be subject to these risks. However, our investments as of December 31, 2009 are comprised of federal agency securities with a minimum rating of AAA or A1, with a remaining average maturity of twenty-one days. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk and we are not aware of any material exposure to market risk.

Recent Accounting Pronouncements

        In October 2009, the FASB issued an Accounting Standards Update (ASU) No. 2009-13, which requires companies to allocate revenue in multiple element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. The standard is effective beginning January 1, 2011, although earlier application is permitted. We are currently evaluating both the timing and the impact of the pending adoption of this standard on our financial statements.

        In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods after December 15, 2010. Accordingly, we adopted this amendment on January 1, 2010, except for the additional Level 3 requirements, which will be adopted in 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our financial statements.

        In April 2010, the FASB amended ASU 2010-17 which provides guidance on the milestone method of revenue recognition for research or development arrangements. An entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The milestone method is not required and is not the only acceptable method of revenue recognition for milestone payments. The standard is effective on a prospective basis for annual periods, and interim periods within those years, on or after June 15, 2010, although earlier application is permitted. We are currently evaluating both the timing and the impact of the pending adoption of this standard on our financial statements.

BUSINESS

Overview

        We are a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from our boron chemistry platform. In our first eight years of operations, we have demonstrated that our organization, utilizing our boron chemistry platform, is highly productive and efficient at creating novel clinical product candidates. During this period, we have discovered, synthesized and developed five molecules that are currently in clinical development, while utilizing equity capital of only $87.9 million. We believe that our organization and boron chemistry platform has the potential to continue to yield clinical candidates at a similar pace and efficiency in the future. While drug development is often uncertain and occasionally uneven, our current portfolio of product candidates and our ability to efficiently fill our own pipeline provides us with a unique opportunity to create a valuable and sustainable biopharmaceutical company.

        We believe that our expertise in boron chemistry enables us to identify compounds that interact with known drug targets in novel ways and also inhibit drug targets that have been historically difficult to inhibit with traditional chemistry. We have applied this expertise across a range of fungal, inflammatory, bacterial and parasitic diseases that represent significant unmet medical needs. We have discovered and advanced into clinical development multiple differentiated product candidates that we believe have significant disease-modifying potential and attractive pharmaceutical properties. We believe that our product candidates may offer significant improvements over the standard of care for diseases that represent large, well-defined commercial opportunities.

        The productivity of our internal discovery capability has enabled us to generate a pipeline of both topical and systemic boron-based compounds. We currently have five product candidates in clinical development. Our three lead product candidates include two topically administered dermatologic compounds—AN2690, an antifungal for the treatment of onychomycosis, and AN2728, an anti-inflammatory for the treatment of psoriasis, as well as a systemic antibiotic for the treatment of infections caused by Gram-negative bacteria—GSK2251052, or GSK '052 (formerly referred to as AN3365). In addition, we are developing AN2718 as a topical antifungal product candidate for the treatment of onychomycosis and skin fungal infections, and AN2898 as a topical anti-inflammatory product candidate for the treatment of psoriasis and atopic dermatitis.

        We have entered into and are seeking partnerships to expand the therapeutic application and commercial value of our boron chemistry platform. In October 2007, we entered into a research and development collaboration, option and license agreement with SmithKline Beecham Corporation d/b/a GlaxoSmithKline, or GSK, for the discovery, development and worldwide commercialization of boron-based systemic anti-infectives. In July 2010, GSK exercised its option to license GSK '052, and we are actively conducting research to discover additional systemic anti-infectives with GSK. In August 2010, we entered into a collaboration with Eli Lilly and Company, or Lilly, under which we will collaborate to discover products for a variety of animal health applications. In addition, we are applying our boron chemistry platform to the development of treatments for various neglected diseases in collaboration with leading not-for-profit organizations, including the Global Alliance for TB Drug Development, Medicines for Malaria Ventures and the Drugs for Neglected Diseases initiative.

  Our Clinical Pipeline

        The following table summarizes the current status and the anticipated next steps in the development plans for our clinical-stage product candidates:

        AN2690 is our lead topical antifungal product candidate for the treatment of onychomycosis, a fungal infection of the nail and nail bed. Onychomycosis affects approximately 35 million people in the United States, and new prescriptions to treat this disease continue to grow. Lamisil (terbinafine), a systemic drug approved for onychomycosis, had worldwide peak sales of $1.2 billion in 2004, before generic entry. According to IMS Health, for the 12-month period ending June 30, 2010, 1.4 million new prescriptions were filled in the United States for both branded and generic versions of terbinafine. Despite its high labeled efficacy (38%), we believe the usage of branded and generic terbinafine has been limited due to safety concerns related to liver toxicity. The leading topical drug for onychomycosis, Penlac Nail Lacquer (ciclopirox), had U.S. sales of $125.0 million in 2002, before generic entry. According to IMS Health, for the 12-month period ending June 30, 2010, over 350,000 new prescriptions were filled in the United States for branded or generic ciclopirox. While ciclopirox has been shown to be safe due in part to its topical administration, we believe the usage of branded and generic ciclopirox has been limited due to its low labeled efficacy (5.5%-8.5%).

        We believe AN2690 can potentially offer significant improvements over the standards of care for onychomycosis by combining the safety of a topical drug with significant efficacy. Due to its unique boron chemistry, AN2690 has demonstrated enhanced nail penetration properties, a novel mechanism of action with potent antifungal activity and, due in part to its topical administration, no observed systemic side effects in human dosing. AN2690 inhibits an essential fungal enzyme, leucyl-transfer RNA synthetase, or LeuRS, required for protein synthesis. The inhibition of protein synthesis leads to termination of cell growth and cell death, eliminating the fungal infection. We reported positive results from three Phase 2 clinical trials and held an end-of-Phase 2 meeting with the United States Food and Drug Administration, or FDA. In August 2010, we filed a Special Protocol Assessment, or SPA, request with the FDA in order to reach agreement on key endpoint measures and trial design to be used in our planned Phase 3 clinical trials of AN2690 and anticipate their response in September 2010. We plan to commence Phase 3 clinical trials in onychomycosis in the fourth quarter of 2010, initially at clinical sites in the United States, and then at clinical sites in Canada and Mexico.

        AN2728 is our lead topical anti-inflammatory product candidate for the treatment of psoriasis, a chronic inflammatory skin disease that affects approximately 7.5 million people in the United States and over 100 million people worldwide. Approximately 80% of psoriasis patients have mild-to-moderate disease, which is mainly treated with topical corticosteroids and vitamin D analogs. However, topical corticosteroids and vitamin D analogs are limited in their use by patients due to their long-term safety and/or their tolerability profile. In spite of these limitations, according to IMS Health, approximately 3.9 million prescriptions were filled for these topical therapies to treat psoriasis in the United States in 2009.

        We believe that AN2728 has the potential to be an effective psoriasis treatment with an attractive safety profile in a topical application, and thus provide an alternative to treatment with topical corticosteroids and vitamin D analogs. Due to its boron-based structure, AN2728 binds with the active site of the enzyme phosphodiesterase-4 (PDE4) in a novel manner, thus inhibiting its activity. This mechanism subsequently reduces the production of TNF-alpha, IL-12, IL-23 and other pro-inflammatory cytokines that are precursors of the inflammation associated with psoriasis. In June 2010, we successfully completed a Phase 2b dose-ranging trial to evaluate the safety and efficacy of AN2728. In the first half of 2011, we anticipate initiating a second Phase 2b trial for AN2728 in psoriasis that will match the anticipated design of our planned Phase 3 trials in which patients will be randomized to receive either AN2728 or vehicle. Following the completion of this Phase 2b trial, we plan to initiate a Phase 3 trial in the second half of 2011. We are also exploring the activity of AN2728 for the treatment of atopic dermatitis, and plan to initiate a Phase 2 trial in this indication in the first half of 2011. This Phase 2 clinical trial will be designed as a three-arm study that will compare AN2728, AN2898 and vehicle.

        GSK '052 is our lead systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. Gram-negative bacterial infections are increasing in prevalence, especially in hospitals, and represent a serious public health challenge due to their growing resistance to currently available drug therapies. According to the New England Journal of Medicine, it is estimated that there were 1.7 million hospital-acquired infections and approximately 100,000 associated deaths in the United States alone in 2002. The New England Journal of Medicine also indicates that Gram-negative bacteria are responsible for more than 30.0% of hospital-acquired infections and account for approximately 70.0% of hospital-acquired infections in the intensive care unit. IMS Health estimates there were 45 million days of Gram-negative therapy administered in the United States in 2009. Gram-negative bacterial infections are becoming a major global health issue where their growing resistance to currently available drug therapies is rapidly increasing. Furthermore, recently approved Gram-negative antibiotics have been limited to new versions of existing antibiotics, which carry the risk of rapid resistance development from pre-existing mechanisms of resistance. Preclinical studies suggest that GSK '052 could be a novel approach for the treatment of infections caused by a broad range of Gram-negative bacteria, including E. coli, Klebsiella pneumoniae, Citrobacter spp., S. marcescens, P. vulgaris, Providentia spp., Pseudomonas aeruginosa and Enterobacter spp.

        Due to its unique boron-based chemical structure, GSK '052 specifically targets the bacterial enzyme leucyl-transfer RNA synthetase, or LeuRS, which is required for protein synthesis. The inhibition of protein synthesis leads to termination of cell growth and cell death, eliminating the bacterial infection. Since GSK '052 is the first antibiotic to target LeuRS, bacteria have not developed resistance to it. In preclinical safety, pharmacology and toxicology studies, GSK '052 showed robust activity against multi-resistant Gram-negative bacteria with no cross resistance to existing classes of antibiotics. In a Phase 1 proof-of-concept trial, GSK '052 demonstrated a promising safety profile and linear dose-proportional pharmacokinetic properties, reaching blood levels that were many times higher than the anticipated efficacious dose. If approved, we believe GSK '052 would be the first new class of antibacterial agents to treat serious hospital-acquired Gram-negative infections in thirty years. In addition, we believe GSK '052 has the potential to be the first antibiotic specifically targeting infections caused by Gram-negative bacteria that can be administered by both IV and oral routes, which would allow patients to continue on the same antibiotic therapy they received in the hospital once they are discharged.

        Following the completion of the Phase 1 trial, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052 and has assumed responsibility for further development of the product candidate and any resulting commercialization. Following the exercise of the option in July 2010, we received a fee of $15.0 million. We are eligible to receive further development milestones up to $69.0 million, commercial milestones up to $175.0 million and double-digit tiered royalties with the potential to reach the mid-teens on annual net sales. We believe GSK currently plans to develop GSK '052 as a potential treatment for complicated urinary tract infections, or cUTI, complicated intra-abdominal infections, or cIAI, and other Gram-negative bacterial infections, such as hospital-acquired and ventilator-associated pneumonia, or HAP/VAP. We anticipate that GSK will initiate Phase 2 trials of GSK '052 in patients with cUTI and cIAI in 2011.

        Our clinical pipeline also includes two additional product candidates that may extend and expand the market opportunity of our dermatology portfolio. AN2718, our second topical antifungal product candidate, has the potential to treat onychomycosis and fungal infections of the skin. We expect to initiate a Phase 2 trial of AN2718 in onychomycosis after we have completed Phase 3 trials with AN2690. AN2898, our second topical anti-inflammatory product candidate, has the potential to treat psoriasis and atopic dermatitis. We expect to initiate a three-arm Phase 2 trial with AN2898, AN2728 and vehicle in atopic dermatitis in the first half of 2011.

Boron Chemistry Platform

        All of our current research and development programs, including our five clinical product candidates, are based on compounds that have been internally discovered using our boron chemistry platform. Boron is a naturally occurring element that is ingested frequently through consumption of fruits, vegetables, milk and coffee. Boron has two attributes that we believe confer compounds with drug-like properties. First, boron-based compounds have a unique geometry that allows them to have two distinct shapes, giving boron-based drugs the ability to interact with biological targets in novel ways and to address targets not amenable to intervention by traditional carbon-based compounds. Second, boron's enhanced reactivity as compared to carbon allows us to design molecules that can hit targets that are difficult to inhibit with carbon chemistry.

        Despite the ubiquity of boron in the environment, researchers have faced challenges in evaluating boron-based compounds as product candidates due to previously limited understanding of the physical properties necessary to provide boron-based compounds with the chemical and biological attributes required of pharmaceutical therapies as well as difficulty in chemical synthesis.

        We have developed expertise and an understanding of the interactions of boron-based compounds with key biological targets relevant to treating disease. This know-how is primarily related to methods for modulating boron's reactivity to optimize reactions with the target and minimize unwanted chemical reactivity. Our advances have enabled the efficient optimization of disease-modifying properties for our lead compounds and their rapid progression from the research stage into clinical trials.

        Additionally, we have discovered new methods of synthesis of boron compounds, allowing for the creation of new compound families with broad chemical diversity and retention of drug-like properties. These new compound families expand the universe of biological targets that can be addressed by small-molecule, boron-based compounds.

        We believe our focus on boron-based chemistry provides us with multiple advantages in the small-molecule drug discovery process. These advantages include:

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  Novel access to biological targets.  Due to the unique geometry and reactivity of boron-based molecules, our boron-based compounds are able to modulate existing biological targets and can address targets not amenable to intervention by traditional carbon-based compounds. This may enable us to treat diseases that have not been effectively addressed by carbon-based compounds, for example, by developing antibiotic or antifungal therapies that kill pathogens that have become resistant to existing drugs.

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  Broad utility across multiple disease areas.  Our compounds have exhibited extensive preclinical activity in multiple disease areas, including fungal, inflammatory and bacterial diseases, which are our core areas of focus, as well as in parasitic, cancer and ophthalmic indications and for applications in animal health.

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  Rapid and efficient synthesis of drug-like compounds.  Our proprietary technological advances in the synthesis of boron-based compounds, coupled with our rational drug design capabilities, have enabled us to rapidly create large families of boron-based compounds with drug-like properties. We believe that these advances have made manufacturing of boron-based compounds economical on a commercial scale.

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  Unencumbered intellectual property landscape.  We believe the intellectual property landscape for boron-based pharmaceutical products is relatively unencumbered compared to that of carbon-based products, providing an attractive opportunity for us to build our intellectual property portfolio.

Our Strategy

        Our objective is to discover, develop and commercialize proprietary boron-based drug compounds with superior efficacy, safety and convenience for the treatment of a variety of diseases. The key elements of our strategy to achieve this objective are to:

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  Drive rapid, efficient discovery of novel boron-based compounds.  We believe the unique characteristics of boron and the expertise we have developed allow us to design novel product candidates that target a broad range of diseases and drive a rapid and efficient drug development process. We have discovered and advanced five compounds that are currently in clinical development during our first eight years of operations and, in addition, have other active research and development programs ongoing.

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  Focus development activities in our core therapeutic areas.  We intend to focus our development activities in our core therapeutic areas of fungal, inflammatory and bacterial diseases. To fully leverage our boron chemistry platform, we have established and will continue to pursue development partnerships in these therapeutic areas.

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  Commercialize our products ourselves in specialty markets in the United States.  We intend to build a sales force to focus on domestic specialty markets, such as dermatology. We have entered into and will continue to seek commercialization partners for products in non-specialty and international markets.

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  Leverage partnerships for non-core therapeutic areas.  We believe boron chemistry has utility in a broad range of diseases outside of our core therapeutic areas. To maximize the value of our boron chemistry platform and to provide non-dilutive capital to support development in our core therapeutic areas, we have entered into and will continue to seek partnerships early in development for compounds in non-core areas, such as parasitic, cancer and ophthalmic indications and for applications in animal health.

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  Expand and protect our intellectual property.  We intend to expand and aggressively prosecute our intellectual property in the area of boron chemistry and boron-based compounds. Since a relatively limited amount of research has been done in the area of boron-based drug development, we believe that we can establish a defensible and valuable intellectual property portfolio.

Our Product Candidates

Our Topical Antifungal Programs

  AN2690 for Onychomycosis

        Our most advanced product candidate is AN2690, a topical treatment for onychomycosis, which is a fungal infection of the nail and nail bed. We reported positive results from three Phase 2 clinical trials, have completed an end-of-Phase 2 meeting with the FDA, and filed a Special Protocol Assessment request with the FDA in order to reach agreement on key endpoint measures and trial design to be used in our planned Phase 3 clinical trials of AN2690 in onychomycosis. We plan to commence Phase 3 clinical trials in the fourth quarter of 2010, initially at clinical sites in the United States, and then at clinical sites in Canada and Mexico.

  Onychomycosis Market

        Onychomycosis is primarily caused by dermatophytes, which are fungi that infect the skin, hair or nails. The infection involves the nail plate, the nail bed and, in some cases, the skin surrounding the nail plate. Onychomycosis causes nails to deform, discolor, thicken, become brittle and split and separate from the nail bed. Toenails affected by onychomycosis can become so thick that routine trimming of the nails becomes difficult. The condition can also cause pain when individuals wear shoes, leading to difficulties walking. Onychomycosis can also lead to social embarrassment due to the unsightly appearance of the infected nails and because it may be perceived to be an active infection and contagious.

        According to Podiatry Today, 35 to 36 million people in the United States have onychomycosis. Over 95% of onychomycosis infections are infections of the toenail, according to a report in U.S. Dermatology Review. According to the manufacturer of Lamisil, 47% of those affected by onychomycosis are not receiving treatment. For those who do seek treatment, options include debridement, oral or topical drugs or a combination of debridement and drug therapies. Debridement consists of scraping, cutting away or removal of the affected nail. Onychomycosis may persist or worsen if not treated. Onychomycosis often recurs in susceptible individuals because the fungi that cause onychomycosis are present in many common locations such as floors, the soil, socks and shoes. Consequently, the nail can be reinfected, and additional courses of treatment are frequently required even after successful treatment.

        Lamisil (terbinafine), a systemic drug approved for onychomycosis, had worldwide peak sales of $1.2 billion in 2004, before generic entry. According to IMS Health, for the 12-month period ending June 30, 2010, 1.4 million new prescriptions were filled in the United States for both branded and generic versions of terbinafine. Despite its high labeled efficacy (38%), we believe the usage of branded and generic terbinafine has been limited due to safety concerns related to liver toxicity. Penlac Nail Lacquer (ciclopirox), the only U.S. approved topical agent for onychomycosis, had U.S. sales of $125 million in 2002, before generic entry. According to IMS Health, for the 12-month period ending June 30, 2010, over 350,000 new prescriptions were filled in the United States for branded or generic ciclopirox. While ciclopirox has been shown to be safe due in part to its topical administration, we believe the usage of branded and generic ciclopirox has been limited due to its low labeled efficacy (5.5%-8.5%).

  Limitations of Current Onychomycosis Therapies

        Current therapies for onychomycosis include debridement and drug therapies. Debridement is time consuming and only marginally effective in eliminating the fungal infection. Drug therapies are available in two types, either oral therapies such as Lamisil, or topical therapies such as Penlac. According to the Lamisil product label, 38% of patients treated in clinical trials with a 12-week course of therapy achieved 100% clear nail and mycological cure. However, Lamisil has been associated with rare cases of liver failure, some leading to death or liver transplant. We believe this risk of liver failure limits acceptance of this therapy by both physicians and patients. Patients are recommended to undergo liver function tests prior to initiating Lamisil treatment and those patients with pre-existing liver disease cannot be treated with it.

        Penlac is approved for use in onychomycosis in conjunction with frequent debridement. In the two clinical trials cited on Penlac's product label, even with frequent debridement, only 5.5% and 8.5% of patients treated with Penlac achieved 100% clear nail and mycological cure. We believe that a significant barrier to effective treatment by current topical therapies is the difficulty of formulating the drug product to penetrate through the nail plate and reach the site of infection.

  Our Solution: AN2690

        By addressing the limitations of current therapies, we believe AN2690 has a potential safety and efficacy profile that can make it a best-in-class therapy for the treatment of onychomycosis. We have completed three Phase 2 clinical trials in which AN2690 had no observed systemic side effects. We believe that the clinical data that we have generated to date demonstrates the potential advantages of AN2690 relative to Lamisil and Penlac.

        We have designed AN2690, our topical antifungal, with three distinguishing characteristics:

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  Enhanced nail penetration properties.  We utilized our expertise in medicinal chemistry to design AN2690 with enhanced nail penetration properties, allowing for improved delivery of the compound through the nail plate to the nail bed, the site of onychomycosis infection. Preclinical studies indicate that AN2690 is able to penetrate the nail plate 250 times more effectively than Penlac.

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  Novel mechanism of action with potent antifungal activity.  We have utilized our expertise in boron-based chemistry to design AN2690 with potent antifungal activity. AN2690 inhibits an essential fungal enzyme, leucyl-transfer RNA synthetase, or LeuRS, required for protein synthesis. The inhibition of protein synthesis leads to termination of cell growth and cell death, eliminating the fungal infection. We have shown that this inhibitory activity requires the presence of boron within the compound, as the replacement of the boron atom with a carbon atom in AN2690 inactivated the molecule. The unique boron-based mechanism of action underlying AN2690 was detailed in the June 22, 2007 issue of the journal Science.

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  No detected systemic side effects after topical dosing.  We have conducted clinical trials to assess systemic absorption of AN2690. The results of these trials found that topical treatment with

    AN2690 resulted in little or no detectable levels of drug in the blood or urine. No treatment-related systemic side effects have been observed in any of our clinical trials, and we believe it is unlikely that treatment of onychomycosis with AN2690 will result in significant systemic side effects.

        We have completed three Phase 2 clinical trials which demonstrated that AN2690 is efficacious as defined by the percentage of patients achieving clear nail growth and negative fungal culture. We believe that these data have demonstrated that AN2690's efficacy should be in a range that is at least twice that of Penlac and may approach that of Lamisil. In addition, in our Phase 1 and Phase 2 clinical trials, we have shown that AN2690 achieves significant nail penetration, results in little or no systemic exposure and is well-tolerated across a range of doses.

  AN2690 Phase 3 Development Program

        In the fourth quarter of 2010, we plan to commence Phase 3 clinical trials for AN2690 in onychomychosis in the Americas. The AN2690 Phase 3 program will consist of two double-blind, vehicle-controlled trials enrolling approximately 600 patients each. Vehicle refers to the formulation without the active ingredient. Two-thirds of the patients will be randomized to receive AN2690 at the 5.0% concentration, or dose, compared to one-third who will receive vehicle once daily for 48 weeks. The primary efficacy endpoint will be a composite endpoint measuring complete cure of the great toenail at week 52, which is consistent with the FDA requirement for Lamisil. Complete cure requires both a mycologic cure and a completely clear nail. Mycologic cure is achieved when the fungus present in the nail plate is killed by treatment. Achieving a clear nail requires a complete elimination of the diseased portion of the nail by replacement with a new healthy growing nail and nail bed. Given the slow rate of nail growth, which is approximately one to two millimeters per month, the industry standard for conducting Phase 3 clinical trials of onychomycosis is to evaluate the nails over a 12-month period, in order to allow sufficient time for patients to grow a new nail. We have completed an end-of-Phase 2 meeting with the FDA, and in August 2010 filed an SPA request with the FDA in order to reach agreement on key endpoint measures and trial design to be used in our planned Phase 3 trials of AN2690 in onychomycosis. We anticipate the FDA's response in September 2010 and we plan to commence Phase 3 trials in the fourth quarter of 2010, initially at clinical sites in the United States, and then at clinical sites in Canada and Mexico. Guidance meetings have also been completed with the European Medicines Agency and regulatory authorities in Japan. Based upon these discussions, we anticipate that our Phase 3 development program will help support approval in these regions, but additional trials will likely be required.

  AN2690 Phase 2 Clinical Development Program

        Our Phase 2 clinical trials of AN2690 have enabled us to define multiple well-tolerated, efficacious doses and a dose-response relationship. We have also demonstrated that topical application to the toenails has led to little or no detectable systemic drug exposure in blood or urine. Results from these trials support the selection of the 5.0% dose of AN2690 for the Phase 3 clinical trials and have enabled appropriate statistical calculations for the design of those trials.

        The following chart summarizes our Phase 2 clinical trials:

Study Number	Type	Dosing	Patients	Trial Objectives	Completed
200/200a	Double-blind	Vehicle; 2.5%; 5.0%; 7.5%	187	Evaluate safety and efficacy compared to vehicle	August 2007
201 (first and second cohorts)	Open-label	5.0%; 7.5%	60	Evaluate safety and efficacy	February 2007
201 (third cohort)	Open-label	5.0%	29	Evaluate safety and efficacy of longer treatment period	July 2008
203	Open-label	1.0%; 5.0%	60	Evaluate efficacy of lower doses and less frequent dosing	August 2007

        In our Phase 2 clinical trials, we enrolled onychomycosis patients representative of a wide clinical spectrum of the disease. We believe that the results of these trials indicate that AN2690 may effectively treat patients who are representative of the population that would seek treatment for onychomycosis and collectively support Phase 3 clinical trial initiation.

  Study 200/200a: Double-Blind—Safety and Efficacy Compared to Vehicle

        The primary objectives of Study 200/200a were to demonstrate that the efficacy of AN2690 could be differentiated from vehicle, and to select the appropriate dose of AN2690 for Phase 3 clinical trials. A total of 187 patients were enrolled at multiple sites in Mexico and the United States. Enrolled patients were randomly assigned to be dosed with the vehicle or one of the following concentrations of AN2690 solution: 2.5%, 5.0% or 7.5%. The double-blind nature of the trial ensured that neither the patients nor the investigators were aware of which of the four treatment options was being applied. Patients dosed themselves daily for the first three months and three times per week for the remaining three months of the six-month treatment period. After an additional six months of follow-up, complete and partial responders were identified and post-treatment effects were assessed.

        The study's primary endpoint was the number of patients with at least two millimeters of clear nail growth and negative fungal culture at the end of the six-month treatment period. At this time point, 27% of patients receiving the 2.5% dose, 26% of patients receiving the 5.0% dose and 32% of patients receiving the 7.5% dose were observed to achieve the trial's primary endpoint, compared to 14% of patients receiving the vehicle. Overall, significantly more patients treated with AN2690 achieved the primary endpoint, compared with the vehicle (P-value of 0.03). Of 187 enrolled patients, four subjects experienced five episodes of skin irritation, and four of these episodes were observed in patients receiving AN2690 at the highest dose level. Based upon these results, we believe the 5% dose will offer patients the best combination of efficacy and tolerability and therefore, we selected this dose for advancement into our Phase 3 clinical trials.

  Study 201: Open-Label (first, second and third cohorts)—Safety and Efficacy

        The objective of Study 201 was to determine the safety and efficacy of 5.0% and 7.5% topical solutions of AN2690 in treating onychomycosis. A total of 60 patients were enrolled at multiple sites in Mexico in the first two cohorts. Half received a 5.0% daily dose and the other half received a 7.5% daily dose for a period of six months, with a subset of patients receiving an additional six months of follow-up assessment. The trial was open-label, such that both investigators and the patients knew which dose was being administered. The study's primary endpoint was the number of patients with at least two millimeters of clear nail growth at six months and a negative fungal culture. At the end of the six-month treatment period, 43% of patients receiving the 5.0% dose and 53% of patients receiving the 7.5% dose were observed to have achieved the trial's primary endpoint.

        The primary objective of the third cohort of Study 201 was to evaluate the safety of a longer treatment period of AN2690 in onychomycosis. In this open-label trial, patients received a 5.0% dose once daily for up to 360 days. A total of 29 patients were enrolled in this cohort, which indicated that 5.0% AN2690 solution applied daily for 360 days was well-tolerated by most subjects. At the end of the 12-month period, tolerability was shown to be similar to what was previously seen with 24 weeks of treatment. In addition, 14% and 24% of the patients treated in the third cohort reached the endpoint of at least two millimeters of clear nail growth and negative fungal culture at six months and twelve months, respectively. Seven percent of the third cohort patients demonstrated a completely clear nail and negative fungal culture after twelve months of dosing. The percentage of patients reaching the primary endpoint at six months in the third cohort was significantly lower than the percentage of patients reaching the primary endpoint in the first and second cohorts.

  Study 203: Open-Label—Efficacy of Lower Doses and Less Frequent Dosing

        The objective of Study 203 was to determine safety and efficacy of lower dosing and less frequent dosing of AN2690 in treating onychomycosis. Two groups of 30 patients were enrolled at multiple sites in the United States. Half applied a 1.0% daily dose for six months and the other half applied a 5.0% daily dose for the first month, then three times per week for the remaining five months of treatment. A subset of each treatment group was followed for an additional six months after the end of treatment. The study's primary endpoint was the number of patients with at least two millimeters of clear nail growth at six months and a negative fungal culture. At the end of the six-month treatment period, 30% of patients receiving the 1.0% dose and 50% of patients receiving the 5.0% dose achieved the primary endpoint.

  AN2690 Preclinical Development Program

        We believe we have completed all of the preclinical toxicology studies required for marketing approval, including a chronic (nine-month) dermal minipig study, two-year mouse and rat carcinogenicity studies and definitive characterization of ADME (absorption, distribution, metabolism, and excretion) in animals.

  Former Collaboration with Schering

        In February 2007, we entered into an exclusive license, development and commercialization agreement with Schering-Plough Corporation, or Schering, for the development and worldwide commercialization of AN2690. Under the agreement, Schering paid us a $40.0 million upfront fee and $9.5 million for our development-related transition activities and assumed sole responsibility for development and commercialization of AN2690. In addition, Schering invested $10.0 million in a preferred stock financing completed in December 2008. In October 2009, the end-of-Phase 2 meeting with the FDA was completed. In November 2009, Schering merged with Merck & Co., Inc., or Merck, and in May 2010, pursuant to a mutual termination and release agreement, Anacor regained the exclusive worldwide rights to AN2690. Merck did not retain any rights to this compound. Since regaining rights to AN2690 in May 2010, Merck has transferred back to us all materials and documents relating to AN2690 and has paid us $5.8 million.

  AN2718 for Topical Fungal Infections

        AN2718 is our second topical antifungal in clinical development for onychomycosis and fungal infections of the skin and utilizes the same mechanism as AN2690. AN2718 appears to be well-suited to target organisms that cause common skin and topical fungal infections, including Trichophyton and Candida fungi. Based on preclinical studies and in comparison to AN2690, we believe that AN2718 has greater potency against the dermatophytes T. mentagrophytes and T. rubrum and results in similar nail penetration. These studies suggest that, like AN2690, AN2718 also has significantly greater nail penetration than Penlac.

        Our Phase 1 data for AN2718 has also indicated that AN2718 has a low skin irritation profile across multiple doses and that it would thus be suitable for the treatment of skin fungal infection. This Phase 1 data, which we announced in March 2009, was from a 21-day skin irritation trial. In the trial, we compared AN2718 gel at 1.5%, 2.5%, 5.0% and 7.5%, and AN2718 cream at 0.3% and 1.0% to their respective vehicles. All doses of AN2718 gel, cream and vehicle were applied to the skin of normal volunteers for 21 days using semi-occlusive, or semi-air and water-tight, adhesive patches. Application sites were then evaluated daily for signs of irritation. The irritation indices for all AN2718 doses were very low and comparable to vehicle. We currently intend to initiate a Phase 2 trial of AN2718 for onychomycosis following the completion of Phase 3 trials of AN2690.

  Our Topical Anti-Inflammatory Programs

  AN2728 for Psoriasis and Atopic Dermatitis

        AN2728 is our lead topical anti-inflammatory product candidate for the treatment of psoriasis and atopic dermatitis, chronic inflammatory diseases that affect millions of people worldwide. We have achieved positive results from three Phase 1b, one Phase 2a, one Phase 2 and one Phase 2b clinical trials. In the first half of 2011, we plan to initiate a second Phase 2b trial to evaluate the safety and efficacy of AN2728 in patients with mild-to-moderate psoriasis. We anticipate that the design of this trial will match that of our planned Phase 3 trials in which patients will be randomized to receive either AN2728 or vehicle. The objective of this Phase 2b trial will be to demonstrate that AN2728 has similar efficacy in a patient-to-patient trial design to that which it has already demonstrated in our bilateral Phase 2 trials, in which one plaque of a patient's body was treated with AN2728 while the other plaque received vehicle and served as a control. Following the completion of this Phase 2b trial, we plan to have an end-of-Phase 2 meeting with the FDA and subsequently advance AN2728 into Phase 3 development in the second half of 2011. In addition, in the first half of 2011, we expect to initiate a Phase 2 trial of AN2898 in patients with atopic dermatitis, which will be designed as a three-arm trial evaluating AN2898, AN2728 and vehicle.

  Psoriasis Market

        Psoriasis is a chronic inflammatory skin disease that affects approximately 7.5 million people in the U.S and over 100 million people worldwide. Patients can be categorized as mild, moderate or severe, with approximately 80% of patients having mild to moderate forms of the disease. Psoriasis is characterized by thickened patches of inflamed, red skin covered with thick, silvery scales typically found at the elbows, knees, scalp and genital area. The disorder ranges from a single, small, localized lesion in some patients to a severe generalized eruption. Patients with mild-to-moderate psoriasis are typically treated with a combination of topical therapies, while patients with moderate-to-severe psoriasis are typically treated with a combination of topical and systemic therapies. The recent introductions of new systemic biologic therapies have provided new treatment options for patients with moderate to severe disease and have greatly expanded amounts spent on drugs to treat psoriasis.

According to LeadDiscovery, sales of psoriasis drugs in the seven major pharmaceutical markets (United States, Japan, France, Germany, Italy, Spain and the United Kingdom) were $2.5 billion in 2008. In 2009, over 4.5 million prescriptions were written for patients with psoriasis in the United States, with approximately 3.9 million of these prescriptions written for topical therapies.

  Limitations of Current Psoriasis Therapies

        Most psoriasis patients use more than one type of treatment at any given time and may rotate treatments over time as their disease severity changes or they develop complications. Although current treatments attempt to decrease the severity of the disease, none of them cures the disease. Currently available treatments can be classified as topical, oral, injectable or phototherapy. According to IMS Health, 84% of all prescriptions for psoriasis within the United States in 2009 were for topical treatments. The most common topical treatments are corticosteroids, vitamin D derivatives, such as Dovonex (calcipotriene), topical retinoids, such as Tazorac (tazarotene), and crude coal tar preparations. Taclonex is also a treatment for psoriasis and is a combination of calcipotriene and the high potency corticosteroid betamethasone dipropionate. The most common oral treatments are the immunosuppressive drug methotrexate and the oral retinoid acetretin. A number of injectable biologic drugs in the market include Amevive, Enbrel, Humira, Remicade and Stelara. The majority of these drugs are monoclonal antibodies, complex protein molecules, some of which act by the inhibition of TNF-alpha. In addition to topicals, orals and injectables, psoriasis is also treated with ultraviolet light exposure. Typically, physicians initiate treatment by prescribing topical therapies to treat mild or moderate forms of psoriasis, followed by light therapy or oral treatments if the patient's disease does not improve. For patients who do not respond to oral treatments or light therapy, or for those who have moderate-to-severe psoriasis, physicians will prescribe injectable biologic treatments.

        Current topical therapies have demonstrated varying levels of efficacy. However, their use has been limited due to issues of safety and tolerability. Long-term use of topical corticosteroids is associated with atrophy, or thinning, of the skin and has the potential to suppress the body's ability to make normal amounts of endogenous corticosteroids, which limit the duration of safe treatment with these therapies. Vitamin D derivatives can cause skin irritation, and some patients report burning sensations associated with their use. Topical retinoids can also cause skin irritation and have been shown to cause birth defects. Thus, their use must be avoided during pregnancy. Oral and injectable drugs have greater activity than topical therapies, but also have well-documented and significant systemic side effects, such as liver toxicity, increase in blood fats and suppression of the immune system. In addition, injectable biologic drugs are very expensive, costing tens of thousands of dollars annually. Ultraviolet light treatments can be effective, but require multiple visits to the doctor's office each week and may increase patients' risk of developing skin cancer.

  Atopic Dermatitis Market

        Atopic dermatitis is a chronic rash characterized by inflammation and itchiness. In 2007, Datamonitor reported that atopic dermatitis affected approximately 40 million people across the seven major pharmaceutical markets. The condition most commonly appears in childhood, with 20% of children in the United States affected, and it can persist into adulthood. Skin that is broken and chafed from itching allows bacterial or viral access, which leads to secondary infections.

  Limitations of Current Atopic Dermatitis Therapies

        Current atopic dermatitis treatments attempt to reduce inflammation and itchiness to maintain the protective integrity of the skin. Combinations of antibiotics, antihistamines, topical corticosteroids and topical immunomodulators, such as Elidel and Protopic, are the current standard of care. However, these have limited utility because of lack of efficacy and side effects. While not approved by the FDA for treatment of atopic dermatitis, ultraviolet light has been used to treat this disease.

  Our Solution: AN2728

        We believe that AN2728 will have comparable efficacy to that of topical corticosteroids and vitamin D analogs in treating psoriasis, but with a better safety and tolerability profile thus allowing for longer duration of treatment. AN2728 is a novel boron-containing small molecule that inhibits PDE4 and reduces the production of TNF-alpha, a precursor of the inflammation associated with psoriasis, as well as other cytokines, including IL-12 and IL-23, which are proteins believed to be involved in the inflammation process and immune responses. If approved, AN2728 would be the first topical non-steroidal treatment that inhibits TNF-alpha release. Because AN2728 has a novel mechanism of action, it can potentially be combined with topical corticosteroids and vitamin D analogs for patients with mild-to-moderate psoriasis. In addition, patients with severe psoriasis who combine topical and systemic therapies may use AN2728. We believe the anti-inflammatory characteristics of AN2728 may also prove effective for the treatment of patients with atopic dermatitis.

  AN2728 Phase 2b and Phase 3 Development Programs

        In the first half of 2011, we plan to initiate a second Phase 2b trial to evaluate the safety and efficacy of AN2728 in patients with mild-to-moderate psoriasis. We anticipate that the design of this trial will match that of our planned Phase 3 trials in which patients will be randomized to receive either AN2728 or vehicle. The objective of this Phase 2b trial will be to demonstrate that AN2728 has similar efficacy in a patient-to-patient trial design to that which it has already demonstrated in our bilateral Phase 2 trials, in which one plaque of a patient's body was treated with AN2728 while the other plaque received vehicle and served as a control. Following the completion of this Phase 2b trial, we plan to have an end-of-Phase 2 meeting with the FDA and subsequently advance AN2728 into Phase 3 development with the first of two planned Phase 3 trials anticipated to commence in the second half of 2011. We anticipate that we will have data from at least one of our two Phase 3 trials for AN2728 by the second half of 2012.

  AN2728 Phase 1 and Phase 2 Development Program

        AN2728 has demonstrated initial tolerability and activity against psoriatic lesions in three Phase 1b, one Phase 2a, one Phase 2 and one Phase 2b clinical trials. For AN2728, all three of our completed Phase 1b microplaque trials showed significant activity over vehicle. Subsequently, our three completed Phase 2 trials confirmed the results of the microplaque studies when applied by the patient.

        The following chart summarizes our AN2728 clinical trials to date which compared AN2728 to existing topical treatments for psoriasis or vehicle:

Study Number	Type	Dosing	Patients	Trial Duration	Trial Objectives	Completed
Microplaque Phase 1b	Open-label	5.0% Betnesol-V, Protopic, Vehicles	12	12 days	Evaluate safety and efficacy compared to Betnesol-V, Protopic and vehicles	March 2007
Microplaque Phase 1b	Open-label	0.5%, 2.0%, 5.0%, Betnesol-V, Protopic, Vehicle	12	12 days	Evaluate safety and efficacy of multiple doses compared to Betnesol-V, Protopic and vehicle	December 2007
Microplaque Phase 1b	Open-label	0.3%, 1.0%, 2.0%, Betnesol-V, Vehicle	12	12 days	Evaluate safety and efficacy of multiple doses compared to Betnesol-V and vehicle	March 2008
Phase 2a	Double-blind	Vehicle; 5.0%	35	4 weeks	Evaluate safety and efficacy compared to vehicle	March 2008
Phase 2	Double-blind	Vehicle; 5.0%	30	12 weeks	Evaluate optimal duration of therapy	December 2008
Phase 2b dose-ranging	Double-blind	Vehicle; 0.5%, 2.0% once and twice daily	145	12 weeks	Evaluate optimal dose and duration of therapy	June 2010

  Phase 1b Clinical Trials

        We have completed three Phase 1b clinical trials of AN2728. These trials utilized a microplaque design in which each patient had small areas of a large psoriatic lesion treated with various medications for 12 days. Each of the treatment areas was evaluated at days one, eight and twelve. The primary endpoint for each of these trials was the change in thickness of the psoriatic lesion as measured by sonography, and the secondary endpoint was improvement based on clinical score as evaluated by a physician. No treatment-related adverse events were observed in these trials.

        In March 2007, we completed our first Phase 1b microplaque clinical trial of AN2728 in patients with psoriasis. The study enrolled 12 patients for a 12-day treatment and compared AN2728 5.0% ointment, AN2728 5.0% cream, Betnesol-V cream (betamethasone vallerate, a mid potency corticosteroid) and Protopic ointment (tacrolimus, an immunomodulator), vehicle cream and vehicle ointment. This study demonstrated that AN2728 caused a significant reduction in the thickness of psoriatic lesions compared to both vehicles, at a P-value of 0.025. The mean percent reduction in infiltrate thickness for AN2728 was 54%, as compared to 48% for Protopic and 72% for Betnesol-V. The results of the secondary endpoint paralleled the results of the primary endpoint.

        In December 2007, we completed our second Phase 1b microplaque clinical trial of AN2728 in patients with psoriasis. This study was a dose-ranging study designed to compare 0.5%, 2.0% and 5.0% AN2728 ointment, Betnesol-V cream, Protopic, and the ointment vehicle. Based on the primary endpoint, which was the change in the thickness of the inflammatory infiltrate, all three concentrations were significantly better than the ointment vehicle (P-values less than 0.003). The mean percent reductions for 5.0%, 2.0% and 0.5% AN2728 ointment were 36%, 35%, and 26%, respectively. The percent reductions for Betnesol-V and Protopic were 59% and 34%, respectively.

        In March 2008, we completed our third Phase 1b microplaque trial in patients with psoriasis. This was a study designed to compare 0.3%, 1% and 2% AN2728, Betnesol-V and vehicle. The study enrolled 12 patients for a 12-day treatment. In the study, 1% and 2% AN2728 demonstrated significant improvement over vehicle and 0.3% AN2728 demonstrated a strong trend in superiority over vehicle.

  Phase 2 Clinical Trials

        Psoriasis is often bilateral and symmetrical, meaning that patients with psoriasis commonly have similar areas of psoriasis on their left and right or front and back sides. Each of our Phase 2 studies of AN2728 for the treatment of psoriasis were designed as a bilateral study in which patients treat one of their plaques with one treatment and a similar plaque or the other side of the body with a comparison treatment. This allowed patients to serve as their own control.

        In March 2008, we completed a Phase 2a bilateral trial of AN2728 to characterize the safety profile and to assess efficacy. In this trial, patients, in a double-blinded fashion, treated one of their areas of psoriasis with AN2728 5.0% ointment and a matching area on the opposite side of the body with the vehicle alone. The trial treated 35 patients with mild-to-moderate psoriasis. The primary endpoint was the proportion of patients in whom the AN2728-treated area improved more than the vehicle-treated area based on the overall target plaque severity score, or OTPSS. The OTPSS is a scoring system used by investigators that characterizes severity of disease, which ranges from zero (no evidence of disease) to eight (very severe). Based on the OTPSS after four weeks, the trial achieved its primary endpoint, with 69% of the AN2728 treated plaques demonstrating a lower score as compared to 6% of the vehicle treated plaques (P-value less than 0.001). Significant differences were also noted after two weeks and three weeks and in all secondary endpoints, including scaling, erythema and plaque elevation. In addition to no serious adverse events, there were no treatment-related adverse reactions or application site reactions.

        In December 2008, we completed a Phase 2 double-blind bilateral trial comparing 5.0% AN2728 ointment and vehicle using a design similar to our Phase 2a study but using a longer treatment duration. In this Phase 2 study, patients with mild-to-moderate psoriasis applied AN2728 and vehicle twice daily for 12 weeks in order to define the optimal duration of therapy. Results showed statistically significant reductions in the OTPSS, as well as in the individual signs of psoriasis, such as erythema, scale and plaque thickness at several time points. Compared to those treated with vehicle, psoriasis plaques treated with AN2728 achieved a lower OTPSS in a significantly greater proportion of patients after as few as two weeks of treatment, with optimal responses seen at six and eight weeks (P-value less than 0.001 and 0.01, respectively). Thirteen percent of the treated plaques cleared completely and 43% of the plaques achieved clear or almost clear with a two-grade improvement from baseline. Treatments were generally well-tolerated with the most common side effect being irritation at the application site. During the course of the trial, one serious adverse event was reported in a patient who developed a rash after self-administering with penicillin for a sore throat and who needed to be hospitalized for this non-life threatening reaction.

        In June 2010, we completed a 145-patient randomized, double-blind, vehicle-controlled, multicenter, Phase 2b bilateral dose-ranging trial to evaluate the safety and efficacy of 0.5% and 2.0% AN2728 ointment, applied either once or twice daily for 12 weeks for the treatment of mild-to-moderate psoriasis. Compared to those treated with vehicle, psoriasis plaques treated with AN2728 achieved greater improvement in the OTPSS in a significantly higher proportion of patients after six weeks in the 2.0% AN2728 twice daily dosing group (P-value less than 0.001), which was the primary endpoint of the trial. A dose response was also observed across the four dosing groups for this outcome. Additionally, of those plaques treated for 12 weeks with 2.0% AN2728 twice daily, 54% achieved complete or near complete clearance with at least a two-grade improvement from their baseline severity score.

        Based on these results, we plan to initiate a double-blinded, Phase 2b trial for AN2728 in the first half of 2011. Following the completion of this Phase 2b trial, we plan to have an end-of-Phase 2 meeting with the FDA and subsequently advance AN2728 into Phase 3 development with the first of two planned Phase 3 trials anticipated to commence in the second half of 2011. We anticipate that we will have data from at least one of our two Phase 3 trials for AN2728 by the second half of 2012.

  AN2898 for Psoriasis and Atopic Dermatitis

        AN2898 is our second anti-inflammatory product candidate for psoriasis and atopic dermatitis. Like AN2728, AN2898 is a novel boron-containing small molecule that inhibits PDE4 and reduces the production of both TNF-alpha, a precursor of the inflammation associated with psoriasis, and other cytokines, including IL-12 and IL-23. AN2898 has a similar mechanism of action to that of AN2728 and appears to have activity in a larger set of animal models, which may predict greater clinical efficacy than AN2728 in atopic dermatitis.

        In February 2009, we initiated a Phase 1b study evaluating AN2898 in 12 patients with plaque-type psoriasis for 12 days. This was a microplaque study conducted in a similar fashion as the AN2728 microplaque trials. Achieving its primary endpoint, this study demonstrated that AN2898 caused a significant reduction in the thickness of psoriatic lesions compared to vehicle, at a P-value less than 0.0001. The mean percent reduction in infiltrate thickness on day 12 for AN2898 was 39%, as compared to 60% for Betnesol-V, the positive control. The results relative to the secondary endpoint (clinical response) paralleled those of the primary endpoint.

        In a cumulative irritation trial completed in the first quarter of 2009, AN2898 ointment at 5.0% and its vehicle were applied daily to the skin of normal volunteers under occlusive, adhesive patches for four consecutive days. Application sites were evaluated daily for signs of irritation. No irritation potential was seen for 5.0% AN2898 ointment or the vehicle.

        In the first half of 2011, we expect to initiate a Phase 2 trial of AN2898 in patients with atopic dermatitis, which will be designed as a three-arm trial evaluating AN2898, AN2728 and vehicle. We are also evaluating AN2898 for the treatment of psoriasis. However, we expect AN2728 to remain our lead product candidate in psoriasis since it has reached a more advanced stage of clinical development.

  Our Systemic Antibiotic Program

  GSK '052 for Gram-Negative Infections

        GSK '052 (formerly AN3365) is our lead systemic antibiotic product candidate for the treatment of infections caused by Gram-negative bacteria. In July 2010, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052. GSK has assumed responsibility for further development of the product candidate and any resulting commercialization. We anticipate that GSK will initiate Phase 2 trials of GSK '052 in patients with cUTI and cIAI in 2011.

  Gram-Negative Infection Market

        Gram-negative infections are a type of bacterial infection caused by a broad class of bacteria called Gram-negative bacteria and are most commonly acquired and treated in the hospital setting. Many commonly used antibiotics do not work against Gram-negative bacteria and resistance to existing therapies continues to be a growing problem. According to the New England Journal of Medicine, it is estimated that there were 1.7 million hospital-acquired infections and approximately 100,000 associated deaths in the United States alone in 2002. The New England Journal of Medicine also indicates that Gram-negative bacteria are responsible for more than 30.0% of hospital-acquired infections and account for approximately 70.0% of hospital-acquired infections in the intensive care unit. IMS Health estimates that there were 45 million days of Gram-negative therapy administered in the United States in 2009. According to the Archives of Internal Medicine, hospital-acquired infections related to sepsis and pneumonia alone caused $8.1 billion in additional hospital costs in 2006.

  Limitations of Current Gram-Negative Antibiotics

        Traditionally, Gram-negative infections have been treated with antibiotics, particularly beta-lactams, including penicillins, cephalosporins and carbapenems, and quinolones, including flouroquinolones. However, the effectiveness of existing antibiotics has been declining due to increasingly prevalent drug resistance. Bacteria develop resistance to drugs through genetic mutations or by acquiring genes from other bacteria that have become resistant. For example, in a recent survey of resistance rates of Gram-negative bacteria to current therapies in the United States, the resistance of E. coli to fluoroquinolones has been dramatically increasing. For example, resistance of E. coli to ciprofloxacin increased from 4% in 1999 to 30% in 2008 and resistance of E. coli to levofloxacin increased from 10% in 2003 to 30% in 2008. Over the same period, resistance of another Gram-negative bacteria, Klebsiella pneumoniae, to third generation cephalosporins, such as ceftriaxone and ceftazidime, increased from virtually no resistance to 15%. The same survey also showed that by 2008, 17%-19% of Pseudomonas aeruginosa were resistant to fluoroquinolones, 10%-70% were resistant to third generation cephalosporins and 7%-15% were resistant to carbapenems, such as meropenem and imipenem. Therefore, there is an ongoing need for novel antibiotics to combat the widespread proliferation of antibiotic resistance, particularly for Gram-negative bacteria. Additionally, currently marketed products have side effect profiles that can include nausea, diarrhea, vomiting, rash, insomnia, and potential liver toxicity. Also, currently approved antibiotics specifically targeting infections caused by Gram-negative bacteria are only available in either IV or oral formulations, but not both, so patients cannot continue on the same antibiotic therapy they received in the hospital once they are discharged.

  Our Solution: GSK '052

        GSK '052 is a novel boron-based, small molecule product candidate that targets the bacterial enzyme leucyl tRNA synthetase. The inhibition of protein synthesis leads to termination of cell growth and cell death, eliminating the bacterial infection. Since GSK '052 is the first antibiotic to target LeuRS, bacteria have not developed resistance to it. Preclinical studies suggest that GSK '052 could be a novel approach for the treatment of infections caused by Gram-negative bacteria, including E. coli, Klebsiella pneumoniae, Citrobacter spp., S. marcescens, P. vulgaris, Providentia spp., Pseudomonas aeruginosa and Enterobacter spp. GSK '052 has demonstrated a favorable profile in preclinical safety and toxicology studies. Results from a Phase 1 proof-of-concept trial showed that GSK '052 demonstrated a promising safety profile and linear dose-proportional pharmacokinetic properties, reaching blood levels that were multiple times higher than the anticipated efficacious dose. We believe, if approved, GSK '052 would be the first new class antibacterial to treat serious hospital-acquired Gram-negative infections in thirty years. In addition, we believe GSK '052 has the potential to be the first antibiotic specifically targeting infections caused by Gram-negative bacteria that can be administered by both IV and oral routes, which, for the first time, would allow patients to continue on the same antibiotic therapy they received in the hospital once they are discharged.

  GSK '052 Development Program

        In November 2009, we initiated a Phase 1 dose-escalating clinical study for GSK '052, to evaluate the safety, tolerability and pharmacokinetics of GSK '052 in healthy volunteers. The randomized, double-blind, placebo-controlled, dose-escalation study enrolled 72 subjects. Participants in this study received GSK '052 in single or multiple doses for treatment durations of up to 14 days and included doses that achieve blood levels that are approximately four times the expected efficacious blood levels based on our preclinical studies. In June 2010, we reported Phase 1 results showing that GSK '052 appeared to be safe and well-tolerated. In July 2010, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052. Upon exercise of the option, we received a fee of

$15.0 million. We are eligible to receive further development milestones up to $69.0 million, commercial milestones up to $175.0 million and double-digit tiered royalties with the potential to reach the mid-teens on annual net sales. GSK has assumed responsibility for further development of the product candidate and any resulting commercialization. We believe GSK currently plans to develop GSK '052 as a potential treatment for cUTI, cIAI, and other Gram-negative bacterial infections, such as HAP/VAP. We anticipate that GSK will initiate Phase 2 trials of GSK '052 in patients with cUTI and cIAI in 2011.

Research Activities

  Other Systemic Anti-Infective Programs in Collaboration with GSK

        Under our collaboration with GSK, we are conducting research on additional systemic anti-infectives in three target-based project areas in addition to GSK '052. The collaborative research term of the agreement is six years, subject to a two-year extension if agreed to by both parties.

  Internal Research Activities

        Our internal research activities include follow-on research to our existing compounds as well as investigation of novel activity of our boron chemistry platform in multiple therapeutic applications. Key efforts currently include the further development of topical and systemic PDE4 inhibitors for the treatment of inflammatory diseases, the development of novel anti-infectives against targets not covered in our existing GSK collaboration, and work on novel kinase inhibitors.

  Neglected Diseases Initiative

        Neglected diseases are defined as diseases that disproportionately affect the world's poorest people, including tuberculosis, or TB, malaria, visceral leishmaniasis, Chagas disease, human African trypanosomiasis, or African sleeping sickness, and filarial worms. Despite the fact that these diseases cause significant morbidity and mortality worldwide, and that the current standards of care are difficult to administer, have significant toxicities and are increasingly becoming less effective due to resistance, there has been little investment in developing new therapies for these diseases due to the absence of an reasonable expectation of a financial return.

        Our boron chemistry platform appears to be particularly well suited for the treatment of these types of infectious diseases, and we feel a responsibility to apply our technology to the development of new treatments. Until such time as we are profitable, however, we are committed to doing that research only when we can use grants and other non-dilutive sources of funding in a cash-neutral manner.

        In recent years, a number of foundations and governments have created public-private partnerships to address this gap by funding promising technologies that may result in new drugs. In December 2007, we established a partnership with the Drugs for Neglected Diseases initiative, or DNDi, to develop new therapeutics for African sleeping sickness, visceral leishmaniasis and Chagas disease. In May 2009, we established a collaboration with the Global Alliance for TB Drug Development. In April 2010, we entered into a research collaboration with the Medicines for Malaria Venture to identify lead compounds for the treatment of prophylaxis of malaria.

        Our work in this area also allows us the potential benefits of expanding the chemical diversity of our boron compounds, understanding new properties of our boron compounds, receiving future incentives, such as the potential grant of a priority review voucher by the FDA, and, ultimately if a drug is approved, potential revenue in some regions.

Collaboration with GSK

        In October 2007, we entered into a research and development collaboration, option and license agreement with GSK for the discovery, development and worldwide commercialization of boron-based systemic anti-infectives. Under the agreement, we are currently working to identify and develop multiple product candidates in three target-based project areas. The collaborative research term of the agreement is six years, subject to an extension of up to two years if agreed to by both parties.

        In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide certain product candidates once they have achieved certain proof-of-concept criteria. We will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate, at which point GSK will assume sole responsibility for the further development and commercialization of such product candidate on a worldwide basis, including the responsibility to obtain regulatory approvals on a country-by-country basis. During the research term, we are committed to use diligent efforts to discover and optimize compounds pursuant to agreed research plans and to provide specified resources, including certain numbers of full-time equivalent scientists, on a project-by-project basis. Each party is responsible for its own research and development costs.

        Pursuant to the agreement, GSK paid us a $12.0 million non-refundable, non-creditable upfront fee in October 2007. In addition, GSK invested $30.0 million in a preferred stock financing completed in December 2008.

        In July 2010, GSK exercised its option to obtain an exclusive license to develop and commercialize GSK '052 (formerly AN3365), our lead systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. We believe GSK currently plans to develop GSK '052 as a potential treatment for cUTI, cIAIs and other Gram-negative bacterial infections, such as HAP/VAP. Upon exercise of the option, we received a licensing fee of $15.0 million. We are eligible to receive further development milestones up to $69.0 million, commercial milestones up to $175.0 million and double-digit tiered royalties with the potential to reach the mid-teens on annual net sales. GSK has assumed responsibility for further development of the product candidate and any resulting commercialization.

        In addition to assuming sole responsibility for the costs of further development and commercialization of the compounds for which it exercises an option to license, GSK is obligated to make payments to us if certain development, regulatory and commercial milestones are met on a compound-by-compound basis. In addition, GSK is obligated to make payments to us if certain milestones are met, which range from up to $252.8 million to $330.5 million in the aggregate per product candidate. GSK is further obligated to pay us double-digit tiered royalties with the potential to reach the mid-teens on annual net sales of products containing optioned compounds in jurisdictions where there is a valid patent claim covering composition of matter or method of use of the product and lesser royalties for sales in jurisdictions where there is no such valid patent claim. To date, in addition to the $12.0 million upfront payment and $15.0 million option exercise fee, we have received $10.1 million for achievement of performance milestones, including GSK '052 milestones for lead declaration, candidate selection and first patient dosing in a Phase 1 clinical trial. We have also received milestone payments for lead declarations in two other GSK programs.

        The agreement provides for a joint research committee to oversee the research collaboration, and a joint patent subcommittee responsible for coordination of intellectual property developed by the collaboration, including patent application filing. We and GSK have appointed an equal number of members to each such committee and decisions are made on a consensus basis, except that ultimate decision-making authority with respect to the establishment of proof-of-concept criteria, the design of proof-of-concept trials for each research compound and determining whether proof-of-concept criteria have been met, is vested in GSK. GSK retains the unilateral right to terminate the agreement in its entirety upon six months prior written notice to us and immediately with respect to any project. Either party may also terminate the agreement, on a project-by-project basis or in its entirety, for cause upon failure to cure a material breach of the agreement, other than for our failure to use diligent efforts to perform its duties under the agreement. Either party may also terminate the agreement upon specified actions relating to insolvency of the other party. Should GSK exercise its unilateral right of termination, or should we exercise our right of termination for cause, with respect to the agreement or a particular project, we will have a perpetual, exclusive, sublicensable license to certain GSK intellectual property related to compounds under development, subject to royalty payments on commercial sales, if any, of such compounds. If GSK terminates a project because of our failure to use diligent efforts to advance the project, then GSK would obtain an exclusive license to develop and commercialize the product candidates in the project, we would not be entitled to any development or commercial milestone payments for the product candidate and our royalties on any sales of the product candidate would be reduced by 50%.

        For nine years following the effective date of the agreement, subject to certain exceptions, we may not research, optimize, develop or commercialize outside of the collaboration any compounds that we progressed through the project, or any other compounds directed against the same target, unless GSK's option to such compound terminated without being exercised or GSK later terminates its license to such compound after exercising such option. If we choose to develop such compounds after expiration of GSK's option or termination of GSK's license, we may be required under certain circumstances to make certain regulatory milestone and royalty payments to GSK for such compounds.

        Upon a change of control of either party, the agreement would remain in effect. Upon a change of control of Anacor, GSK has the right to elect to exercise any remaining options to license and commercialize compounds then under development pursuant to the research collaboration. Depending upon the status of compound development and the project under which the compound is being developed, the exercise by GSK of its license options in connection with a change of control of Anacor could result in lower milestone payments and royalty rates being payable by GSK upon commercialization of such compound.

Collaboration with Eli Lilly and Company

        In August 2010, we entered into a research agreement with Eli Lilly and Company, or Lilly, under which we will collaborate to discover products for a variety of animal health applications and Lilly will be responsible for worldwide development and commercialization of compounds advancing from these efforts. The collaboration combines our boron-based technology platform and drug research capabilities with Lilly's expertise in the area of animal health. We will receive an upfront payment of $3.5 million and we will receive a minimum of $6.0 million in research funding with the potential of up to $12.0 million in research funding, if successful. In addition, we will be eligible to receive payments contingent upon achieving development and regulatory milestones, as well as up to double-digit commercial royalties on sales.

Sales and Marketing

        Our strategy is to develop a sales force targeting dermatologists and other specialty markets in the United States and to collaborate with other companies for sales into primary care markets. In addition, we plan to enter into agreements with third parties to commercialize our products outside of the United States.

        We expect that if AN2690 and AN2718 are approved, primary care physicians will write the majority of prescriptions for these compounds in the United States, and we expect half of overall sales will be within the United States. Accordingly, we plan to enter into a partnership for AN2690 after the completion of Phase 3 clinical trials. We also anticipate that, if AN2690, AN2718, AN2728 and AN2898 are approved, dermatologists will write a significant number of AN2690 and AN2718 prescriptions, as well as the majority of prescriptions for AN2728 and AN2898, which we expect to address with our own sales force in the United States. If AN2728 and AN2898 are approved, we intend to sell these products for psoriasis and atopic dermatitis to dermatologists in the United States, and license commercialization rights to these product candidates to third parties for sales outside of the United States.

Intellectual Property

        Previous efforts to produce boron-based drugs have been centered largely on boronic acids as serine protease inhibitors, such as the oncology treatment Velcade. Our research concentrates on different biological targets and uses novel boron-based compounds where we believe there is little existing intellectual property held by others. All of our intellectual property related to our product candidates was initially developed by us or our subcontractors. In the course of our development and commercialization collaborations, additional intellectual property relating to our product candidates may be developed by us and our collaborators, such as GSK.

        As of August 31, 2010, we are the owner of record of six issued U.S. patents and 17 non-U.S. patents with claims to boron-containing compounds and methods of using these compounds in various indications. We are actively pursuing 40 U.S. patent applications (19 provisional and 21 non-provisional), 14 international (PCT) patent applications and 167 non-U.S. patent applications in 39 jurisdictions, including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, and South Africa. Two U.S. patents, two foreign patents, one U.S. non-provisional patent application, and 12 foreign applications claim AN2690. One U.S. non-provisional patent application and 16 foreign applications are related to AN2718, AN2728, and AN2898. One U.S. patent application and 38 foreign applications claim GSK '052. Patent applications which can support claims but that may not currently contain claims covering AN2718, AN2728 and AN2898 are on file in the United States and the following 14 non-U.S. countries/regions: Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Russia, and South Africa.

        These filings seek to protect innovations created by us, and they include the core chemistry and new chemical entities derived from our chemistry, composition of matter and methods of use for our clinical compounds, the mechanisms by which these compounds work, novel formulations and novel synthetic routes. As of August 31, 2010, claims have issued in the United States, New Zealand, and South Africa which cover, among other embodiments, methods of using AN2690 to treat onychomycosis. As of August 31, 2010, claims have issued in New Zealand and South Africa which cover, among other embodiments, pharmaceutical formulations containing AN2690. Due to the existence of an expired U.S. patent relating to a non-pharmaceutical use of the molecules, we are not pursuing a claim covering the composition of matter AN2690 or AN2718.

        Our agreement with GSK provides that we will retain all of our right, title and interest in intellectual property for which we possess the right to license or sublicense as of the effective date of the agreement and throughout the term of the agreement. Each party will remain the sole owner of intellectual property developed by its personnel under the research collaboration. Intellectual property that is jointly developed by GSK and us under the collaboration will be jointly owned by GSK and us, subject to exclusive licenses that may be granted to GSK or us pursuant to the terms of the agreement.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. There can be no assurance that our pending patent applications will result in issued patents.

Manufacturing and Supply

        Our current product candidates are low molecular weight molecules that are synthesized chemically and, therefore, we believe they are easier to manufacture at relatively lower cost than biologic drugs from cell-based sources. All of our current clinical drug product manufacturing activities are in compliance with current good manufacturing practices, or cGMP, and are outsourced to third parties with oversight by our employees. We have limited in-house, non-GMP manufacturing capacity for research activities. We rely on third-party cGMP manufacturers for scale-up of the active ingredient, process development work and to produce sufficient quantities of product candidates for use in clinical trials. We intend to continue to rely on third-party cGMP manufacturers for any future clinical trials and large-scale commercialization of all of our compounds for which we have manufacturing responsibility. We have established multiple sources of supply for the reagents necessary for the manufacture of our compounds. We believe this manufacturing strategy will enable us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure.

        Prior to entering into the agreement with Schering in 2007, we had successfully outsourced AN2690 cGMP manufacturing to a contract manufacturer at a scale that would have been sufficient to conduct Phase 3 clinical trials. Under our agreement with Schering, the formulation for AN2690 was finalized and manufactured at one of Schering's GMP facilities. In November 2009, Schering merged with Merck and in May 2010, we regained the worldwide rights to AN2690. As part of the transition from Merck to us, we received drug product and active ingredient that we believe will be sufficient to initiate our planned Phase 3 clinical trials of AN2690. We plan to transfer AN2690 manufacturing to a third party. We outsource global process development work and product manufacturing to third parties for AN2728, AN2718 and AN2898.

Competition

  Onychomycosis

        If approved for the treatment of onychomycosis, we anticipate AN2690 and AN2718 would compete with other approved onychomycosis therapeutics including:

  •
  Systemic treatments:  Lamisil, also known by its generic name, terbinafine, is marketed by Novartis. Terbinafine is available from several generic manufacturers. Sporanox, also known by its generic name, itraconazole, is marketed by Johnson & Johnson and is available as a generic as well.

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  Topical treatments:  Penlac, also known by its generic name, ciclopirox, is marketed by sanofi-aventis. Several versions of ciclopirox are available as generics.

        In addition to approved onychomycosis therapeutics, the marketing of several over-the-counter products is directed toward persons suffering from onychomycosis, even though none of these products is FDA-approved for onychomycosis treatment.

        There are also several pharmaceutical product candidates under development that could potentially be used to treat onychomycosis and compete with AN2690. Product candidates in late-stage development include a novel topical triazole in Phase 3 development by Dow Pharmaceutical Sciences, or DPS, a wholly-owned subsidiary of Valeant Pharmaceuticals International. There are also several companies pursuing various devices for onychomycosis, including laser technology, but no device has been cleared by the FDA for onychomycosis. In addition, there are a number of earlier stage therapeutics and devices in various stages of development for the treatment of onychomycosis.

  Psoriasis

        If approved for the treatment of psoriasis, we anticipate AN2728 and AN2898 would compete with other marketed psoriasis therapeutics including:

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  Prescription topical treatments:  Several branded products exist for the topical treatment of mild-to-moderate psoriasis. Taclonex, a combination of calcipotriene and the high potency corticosteroid betamethasone dipropionate, and Dovonex, also known by its generic name, calcipotriene, are currently marketed by LEO Pharma. Tazorac, also known by its generic name, tazarotene, is currently marketed by Allergan. Vectical, also known by its generic name, calcitriol, is currently marketed by Galderma. Generic products for the treatment of mild-to-moderate psoriasis include corticosteroids, such as triamcinolone and betamethasone, as well as the natural product derivative anthralin.

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  Systemic treatments:  Among the product prescribed for the treatment of moderate-to-severe psoriasis are the following: oral products, such as methotrexate, cyclosporine and acitretin; injected biologic products, such as Enbrel, marketed by Amgen, Remicade, marketed by Johnson & Johnson, Stelara and Simponi, marketed by Centocor Ortho Biotech, Amevive, marketed by Astellas, and Humira, marketed by Abbott.

  •
  Other treatments:  Various light-based treatments are also used to treat psoriasis, including the 380 nanometer excimer laser and pulsed dye lasers. In addition, there are several non-prescription or over-the-counter topical treatments utilized to treat psoriasis, including salicylic acid and coal tar, as well as bath solutions and moisturizers.

        In addition to the marketed psoriasis therapeutics, there are product candidates in Phase 3 development that could potentially be used to treat psoriasis and compete with AN2728 and AN2898, including an injectable therapy from Abbott, and oral therapies from Celgene and Isotecknika. In addition to these, a number of topical, oral and injectable product candidates are in various stages of development for the treatment of psoriasis.

  Atopic Dermatitis

        If approved for the treatment of atopic dermatitis, we anticipate AN2728 and AN2898 would compete with other marketed atopic dermatitis therapeutics. Current atopic dermatitis treatments attempt to reduce inflammation and itchiness to maintain the protective integrity of the skin. Combinations of antibiotics, antihistamines, topical corticosteroids and topical immunomodulators, such as Elidel (pimecrolimus) and Protopic (tacrolimus), are the current standard of care. In addition, while the use of ultraviolet light is not approved by the FDA, it has been applied to the treatment of atopic dermatitis.

  Gram-Negative Infections

        If approved for the treatment of infections caused by Gram-negative bacteria, we anticipate GSK '052 would compete with other marketed broad spectrum and Gram-negative antibiotics.

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  Marketed antibiotics:  There are a variety of marketed broad spectrum as well as Gram-negative antibiotics targeting Gram-negative infections. Current marketed products for Gram-negative infections include piperacillin/tazobactam (Pfizer's Zosyn/Tazocin), imipenem/cilastatin (Merck's Primaxin/Tienam), meropenem (Cubist Pharmaceuticals/AstraZeneca's Merrem/Meronem) and levofloxacin (Johnson & Johnson's Levaquin, sanofi-aventis's Tavanic and Daiichi Sankyo's Cravit). Next-generation cephalosporins, carbapenems, quinolones and beta-lactam/beta-lactamase inhibitors, such as Johnson & Johnson's Doribax and Pfizer's Tygacil, are expected to capture significant market share.

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  Antibiotics in development:  The need for new antibiotics will continue to grow due to evolving resistance to existing antibiotics. There are several earlier stage compounds in clinical development including Forest and AstraZeneca's ceftazidime/NXL-104, which is in Phase 2 development, and Cubist's CXA-201, which is also in Phase 2 development. We expect that GSK '052 will face competition from new antibiotics entering the market to address this ongoing need.

Government Regulation

  Federal Food, Drug and Cosmetic Act

        Prescription drug products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, or FFDCA, and its implementing regulations. The process of obtaining FDA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with applicable FDA or other requirements may result in refusal to approve pending applications, a clinical hold, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

  New Drug Applications (NDAs)

        The FDA's new drug approval process generally involves:

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  completion of preclinical laboratory and animal testing in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin in the United States;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

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  satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA's cGMP regulations; and

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  submission to and approval by the FDA of an NDA.

        The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee that any approvals for our product candidates will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. As a separate amendment to an IND, a sponsor may submit a request for a Special Protocol Assessment, or SPA, from the FDA. Under the SPA procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

        For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

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  Phase 1:  Trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion, generally in healthy humans.

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  Phase 2:  Trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the initial efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a "Phase 2b" evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a pivotal trial in the approval of a product candidate.

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  Phase 3:  These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites. Generally, replicate evidence of safety and effectiveness needs to be demonstrated in two adequate and well-controlled Phase 3 clinical trials of a product candidate for a specific indication. These studies are intended to establish the overall risk/benefit ratio of the product and provide and adequate basis for product labeling.

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  Phase 4:  In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor's agreement to conduct additional clinical trials to further assess the drug's safety and efficacy after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials.

        Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Concurrent with clinical studies, sponsors usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Moreover, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

        The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of an NDA. NDA's must also contain extensive manufacturing information. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for NDA review time through a two-tiered classification system, Standard Review and Priority Review. Standard Review is applied to a drug that offers at most, only minor improvement over existing marketed therapies. Standard Review NDAs have a goal of being completed within a ten-month timeframe, although a review can take a significantly longer amount of time. A Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review an NDA is reduced such that the goal for completing a Priority Review initial review cycle is six months. It is likely that our product candidates will be granted Standard Reviews. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

        The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase 3 clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 clinical trials, Risk Evaluation and Mitigation Strategies (REMS) and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, approval of a new or supplemental NDA may be required, which may involve conducting additional preclinical studies and clinical trials.

  Drug Price Competition and Patent Term Restoration Act of 1984

        Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, a portion of a product's patent term that was lost during clinical development and application review by the FDA may be restored. The Hatch-Waxman Amendments also provide for a statutory protection, known as nonpatent market exclusivity, against the FDA's acceptance or approval of certain competitor applications.

        Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years. The application for patent term extension is subject to approval by the United States Patent and Trademark Office in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. Up to five years of interim one year extensions are available if a product is still undergoing development or FDA review at the time of its expiration.

        The Hatch-Waxman Amendments also provide for a period of statutory protection for new drugs that receive NDA approval from the FDA. If a new drug receives NDA approval as a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety, then the Hatch-Waxman Amendments prohibit submission of an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA (each as described below) by another company for a generic version of such drug, or modification to the previously approved version, with some exceptions, for a period of five years from the date of approval of the NDA. The statutory protection provided pursuant to the Hatch-Waxman Amendments will not prevent the filing or approval of a full NDA. In order to gain approval of a full NDA, however, a competitor would be required to conduct its own preclinical investigations and clinical trials. If NDA approval is received for a new drug containing an active ingredient that was previously approved by the FDA but the NDA is for a drug that includes an innovation over the previously approved drug and if such NDA approval was dependent upon the submission to the FDA of new clinical investigations, other than bioavailability studies, then the Hatch-Waxman Amendments prohibit the FDA from making effective the approval of an ANDA or a 505(b)(2) NDA for a generic version of such drug or modification of the previously approved version for a period of three years from the date of the NDA approval. This three year exclusivity, however, only covers the innovation associated with the NDA to which it attaches. Thus, the three year exclusivity does not prohibit the FDA, with limited exceptions, from approving ANDAs or 505(b)(2) NDAs for drugs containing the same active ingredient but without the new innovation.

        While the Hatch-Waxman Amendments provide certain patent term restoration and exclusivity protections to innovator drug manufacturers, it also permits the FDA to approve ANDAs for generic versions of their drugs. The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not require the conduct and submission of clinical trials demonstrating safety and effectiveness for that product. Instead of safety and effectiveness data, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the innovator product as well as relevant chemistry, manufacturing and product data. The Hatch-Waxman Amendments also instituted a third type of drug application that requires the same information as an NDA including full reports of clinical and preclinical studies except that some of the information from the reports required for marketing approval comes from studies that the applicant does not own or for which the applicant does not have a legal right of reference. This type of application, a "505(b)(2) NDA," permits a manufacturer to obtain marketing approval for a drug without needing to conduct or obtain a right of reference for all of the required studies.

        Finally, the Hatch-Waxman Amendments require, in some circumstances, an ANDA or a 505(b)(2) NDA applicant to notify the patent owner and the holder of the approved NDA of the factual and legal basis of the applicant's opinion that the patent listed by the holder of the approved NDA in FDA's Approved Drug Products with Therapeutic Equivalence Evaluations manual is not valid or will not be infringed (the patent certification process). Upon receipt of this notice, the patent owner and the NDA holder have 45 days to bring a patent infringement suit in federal district court and obtain a 30-month stay against the company seeking to reference the NDA. The NDA or patent holder could still file a patent suit after the 45 days, but if they did, they would not have the benefit of a 30-month stay. Alternatively, after this 45-day period, the applicant may file a declaratory judgment action, seeking a determination that the patent is invalid or will not be infringed. The discovery, trial and appeals process in such suits can take several years. If such a suit is timely commenced, the Hatch-Waxman Amendments provide a 30-month stay on the approval of the competitor's ANDA or 505(b)(2) NDA. If the litigation is resolved in favor of the competitor or the challenged patent expires during a 30-month stay period, unless otherwise extended by court order, the stay is lifted and the FDA may approve the application. The patent owner and the NDA holder have the opportunity to trigger only a single 30-month stay per ANDA or 505(b)(2) NDA. Once the ANDA or 505(b)(2) NDA applicant has notified the patent owner and the NDA holder of the infringement, the applicant cannot be subjected to another 30-month stay, even if the applicant becomes aware of additional patents that may be infringed by its product.

  International Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or a mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

  Third-Party Payor Coverage and Reimbursement

        Although none of our product candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels. Government payor programs, including Medicare and Medicaid, private health care insurance companies and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the United States may cause reduced payments for drugs in the future include:

  •
  changing Medicare reimbursement methodologies;

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  fluctuating decisions on which drugs to include in formularies;

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  revising drug rebate calculations under the Medicaid program; and

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  reforming drug importation laws.

        Indeed, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Healthcare Reform Act, which was recently signed into law in March of 2010, substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts pharmaceutical manufacturers. The Healthcare Reform Act includes, among other things, the following measures:

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  Annual, non-deductible fees on any entity that manufactures or imports certain prescription drugs;

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  Increases in Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program for both branded and generic drugs;

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  A new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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  New requirements for manufacturers to discount drug prices to eligible patients by 50 percent at the pharmacy level and for mail order services in order for their outpatient drugs to be covered under Medicare Part D; and

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  An increase in the number of entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

        Additionally, some third-party payors also require pre-approval of coverage for new or innovative drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

  Manufacturing Requirements

        We rely, and expect to continue to rely, on third parties for the production of clinical and eventually, commercial, quantities of our products. We and our third-party manufacturers must comply with applicable FDA regulations relating to FDA's cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

  Other Regulatory Requirements

        With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA and state and federal civil and criminal investigations and prosecutions.

        We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals, any one or more of which could have a material adverse effect on us.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

Employees

        As of August 31, 2010, we had 62 full-time employees, 31 of whom held Ph.D. or M.D. degrees and 52 of whom were engaged in full-time research and development activities. We plan to continue to expand our product development programs. To support this growth and to support public company requirements, we will need to expand our managerial, development, finance and other functions. None of our employees are represented by a labor union and we consider our employee relations to be good.

Facilities

        Our corporate headquarters are located in Palo Alto, California, where we lease a 36,960 square-foot building with laboratory and office space. The lease will terminate in March 2018.

        We also lease approximately 15,300 square feet of laboratory and office space in another building in Palo Alto, California under a lease agreement that terminates in December 2010, with an option to extend the lease for an additional twelve months. We may terminate the lease by providing four months' written notice.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth certain information about our executive officers, key employees and directors as of August 31, 2010:

Name	Age	Position
Executive Officers:
David P. Perry	42	President and Chief Executive Officer, Director
Geoffrey M. Parker	45	Interim Chief Financial Officer
Kirk R. Maples, Ph.D.	51	Senior Vice President, Program Management
Jacob J. Plattner, Ph.D.	64	Senior Vice President, Research
Irwin A. Heyman, Ph.D.	68	Senior Vice President, Product Development
Key Employees:
James R. Marconi	52	Vice President, Finance and Controller
Lee T. Zane, M.D., M.A.S.	40	Vice President, Clinical Development
Directors:
Mark Leschly(1)(2)(3)	41	Chairman, Board of Directors
Zhi Hong, Ph.D.	47	Director
Anders D. Hove, M.D.(1)(3)	44	Director
Paul H. Klingenstein(1)(2)(3)	54	Director
Richard J. Markham(1)	59	Director
Lucy Shapiro, Ph.D.(2)	70	Director

(1)
Member of the compensation committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the audit committee.

Executive Officers

        David P. Perry has served as our President and Chief Executive Officer since March 2002 and has been a member of our board of directors since April 2002. In 1997, Mr. Perry founded Chemdex Corporation, a business-to-business marketplace company that focused on the life sciences industry, which was acquired by NexPrise Inc., and until 2001 served as its Chief Executive Officer. In 1995, Mr. Perry co-founded ViroGen, Inc., a biotech company based in Boston. Mr. Perry currently serves on the board of directors of the Infectious Disease Research Institute, a not-for-profit organization. Mr. Perry has a B.S. from the University of Tulsa and an M.B.A. from Harvard Business School. Our board believes that Mr. Perry's extensive experience with our Company, which is a consequence of his long tenure as President and Chief Executive Officer, brings necessary historic knowledge and continuity to our board. In addition, our board believes that his experiences prior to joining us provided him with operational and industry expertise that are important to our board.

        Geoffrey M. Parker has been providing consulting services to us since December 2009 and has served as our Interim Chief Financial Officer since April 2010. From July 2009 to July 2010, Mr. Parker served in a consulting capacity as the Chief Business Officer of InteKrin Therapeutics, a privately held biopharmaceutical company in Los Altos, California. From 1997 to April 2009, Mr. Parker was a Vice President, then Managing Director and finally Partner at the global investment banking and securities firm Goldman Sachs Group, Inc., leading their West Coast Healthcare Investment Banking practice during this time. Mr. Parker also served in various capacities with Goldman Sachs Group, Inc. from 1990 to 1995 and 1986 to 1988. From 1995 to 1997, Mr. Parker was Vice President at Feibusch & Co., a venture capital firm in Larkspur, California. Mr. Parker is currently a member of the board of directors of Genoptix, Inc., a specialized laboratory service provider and ChemoCentryx, Inc., a clinical-stage privately held biopharmaceutical company. Mr. Parker received an A.B. from Dartmouth College in Engineering Sciences and Economics and an M.B.A. from Stanford University.

        Kirk R. Maples, Ph.D., has served as our Senior Vice President, Program Management since January 2007, after serving as our Vice President, Preclinical Development from August 2002 to January 2007. From December 2001 to August 2002, Dr. Maples worked with Anacor as part of his responsibilities as a consultant to the Defense Advanced Research Projects Agency, or DARPA. Prior to joining DARPA as a consultant in 2001, Dr. Maples was Senior Vice President, Research of Centaur Pharmaceuticals, Inc., a pharmaceutical research and development company, where he served in senior management positions with research oversight since 1993. He was a Clinical Assistant Professor at the University of New Mexico College of Pharmacy from 1991 to 1993. Dr. Maples received a B.S. from the University of Missouri at Kansas City and a Ph.D. in inorganic chemistry from Duke University.

        Jacob J. Plattner, Ph.D., has served as our Senior Vice President, Research since January 2007, after serving as our Vice President, Research from February 2004 to January 2007. From 1998 to 2004, Dr. Plattner was Vice President of Small Molecule Discovery Research at Chiron Corporation, a biopharmaceutical company. Prior to joining Chiron, Dr. Plattner held managerial and research positions in chemistry and pharmaceutical research with Abbott Laboratories, a pharmaceutical company, from 1977 to 1998. Dr. Plattner received a B.S. from the University of Illinois and a Ph.D. in organic chemistry from the University of California, Berkeley.

        Irwin A. Heyman, Ph.D., has served as our Senior Vice President, Product Development since August 2008, after serving as our Vice President, Toxicology from January 2006 to August 2008. From September 2003 to December 2005, Dr. Heyman was Executive Vice President, Drug Development, for KineMed, Inc., a pharmaceutical research and development company. From April 2001 to August 2003, Dr. Heyman served as the Chief Operating Officer of Biophiltre, Inc., a medical device company. From 1997 to 2001, he served as the Senior Vice President, Product Development for Pherin Pharmaceuticals, Inc. From 1985 to 1995, he held various positions of increasing responsibility with Syntex Corporation, a specialty pharmaceutical company, including Vice President, Institute of Pathology, Toxicology and Drug Metabolism, Vice President, Drug Evaluation, and Vice President, Preclinical Product Safety and Development. Prior to Syntex, Dr. Heyman also held various positions of increasing responsibility at Abbott Laboratories, a pharmaceutical company, including Director of Toxicology. Dr. Heyman received a B.S. from the University of Maryland, School of Pharmacy and a Ph.D. in pharmacology from the University of Maryland, School of Medicine.

Key Employees

        James R. Marconi has served as our Vice President, Finance and Controller since November 2007. From August 2004 to December 2006, Mr. Marconi served as Finance Director and then as Vice President of Finance and Chief Accounting Officer for Oncology Therapeutics Network Corporation, a leading provider of products and services for community-based oncology practices. From July 1982 to August 2002, Mr. Marconi held various positions of increasing responsibility with DHL Worldwide Express Network Corporation, including Financial Reporting Manager, Corporate Controller and Vice President and Controller for the U.S. parent company, DHL Holdings (USA), Inc. Before joining DHL, Mr. Marconi was a Senior Auditor for the international public accounting firm, Grant Thornton LLP. Mr. Marconi received a B.S. in Business Administration/Accounting from the University of California at Berkeley.

        Lee T. Zane, M.D., M.A.S. has served as our Vice President, Clinical Development since August 2008, after serving as our Medical Director from January 2008 to August 2008. From July 2003 to December 2007, he was Assistant Professor of Clinical Dermatology at University of California, San Francisco (UCSF), where he also served as the Director of both the Mt. Zion Dermatology Clinical

Research Unit and the Acne Specialty Practice. Dr. Zane received a B.A. from Colgate University, an M.D. from Stanford University, and a Master of Advanced Study (M.A.S.) in Clinical Research degree from UCSF. Dr. Zane is a board-certified dermatologist and an Assistant Clinical Professor of Dermatology and Epidemiology and Biostatistics at UCSF.

Board of Directors

        Mark Leschly, our Chairman, has served as a member of our board since 2002. Since July 1999, Mr. Leschly has been a managing partner with Rho Capital Partners, Inc., an investment and venture capital management company. Previously, Mr. Leschly was an Associate and then a General Partner of HealthCare Ventures, L.P., a venture capital management company, from 1994 through 1999. Mr. Leschly previously served as a director of Verenium Corporation, NitroMed, Inc., Senomyx, Inc. and Tercica, Inc., and he is on the board of a number of private companies. Mr. Leschly received an A.B. from Harvard University and an M.B.A. from the Stanford Graduate School of Business. Our board believes that Mr. Leschly's experience in venture capital and in investing in life sciences companies is valuable to our board. In addition, our board believes that Mr. Leschly's prior service on several public company boards has given him experience in corporate governance matters, which is valuable in his position as Chairman of our board.

        Zhi Hong, Ph.D., has served as a member of our board since 2009. Since April 2007, Dr. Hong has been the Senior Vice President and Head of the Infectious Disease Center of Excellence for Drug Discovery at SmithKline Beecham Corporation d/b/a GlaxoSmithKline, or GSK. Since 2009, Dr. Hong has also served as a Board Member of ViiV Healthcare, a specialist HIV company established by GSK and Pfizer. From 2006 to 2007, Dr. Hong served as the Executive Vice President and Chief Scientific Officer of Ardea Biosciences, Inc. From 2003 to 2006, Dr. Hong served as the Vice President and Head of Research at Valeant Pharmaceuticals International. From 1992 to 2000, Dr. Hong also held various research and management roles at Schering-Plough Research Institute. Dr. Hong received a B.S. from Fudan University in Shanghai, China, and a Ph.D. from the State University of New York at Buffalo. Our board believes that Dr. Hong's scientific expertise, management experience and experience at GSK is valuable to our board as we develop and commercialize product candidates and collaborate with GSK.

        Anders D. Hove, M.D., has served as a member of our board since 2005. Dr. Hove is a general partner of Venrock Associates, a venture capital firm, which he joined in January 2004. From 1996 to 2004, Dr. Hove was a fund manager at BB Biotech Fund, an investment firm, and from 2002 to 2003 he also served as Chief Executive Officer of Bellevue Asset Management, LLC, an investment company. Dr. Hove is a member of the board of directors of Trubion Pharmaceuticals, Inc., World Heart Corporation and a number of private companies. He received an M.Sc. from the Technical University of Denmark, an M.D. from the University of Copenhagen and an M.B.A. from the Institut Européen d'Administration des Affaires, or INSEAD. Our board believes that Dr. Hove's experience in venture capital and in investing in life sciences companies, as well as his medical background, are valuable to our board.

        Paul H. Klingenstein has served as a member of our board since 2002. He is the managing partner of Aberdare Ventures, a venture capital firm which he founded in 1999. Formerly, he was a Partner of Accel Partners. Earlier he was an employee of Warburg Pincus and an advisor to the Rockefeller Foundation. Mr. Klingenstein is currently a director of EnteroMedics Inc. and several private companies. He is a former director of Aviron, Glycomed Inc., Isis Pharmaceuticals, Inc., Pharmion Corporation, Viagene, Inc., Xomed Inc., and several private companies and is Board Chairman of the International AIDS Vaccine Initiative. He received an A.B. from Harvard University and an M.B.A. from the Stanford Graduate School of Business. Our board believes that Mr. Klingenstein's experience in venture capital and in investing in life sciences companies is valuable to our board.

        Richard J. Markham has served as a member of our board since 2005. In November, 2004, Mr. Markham joined Care Capital, a life sciences venture capital firm, as one of the firm's partners. From May 2002 to August 2004, Mr. Markham was the vice chairman of the management board and Chief Operating Officer of Aventis SA, a pharmaceutical company. From December 1999 to May 2002, he was the Chief Executive Officer of Aventis Pharma AG, a pharmaceutical company. Previously he was the Chief Executive Officer of Hoechst Marion Roussel Inc., a pharmaceutical company, and the President and Chief Operating Officer of Marion Merrell Dow, Inc., a pharmaceutical company, and a member of its board of directors. From 1973 to 1993, Mr. Markham was associated with Merck & Co., a pharmaceutical company, culminating in his position as President and Chief Operating Officer. Mr. Markham is currently a director of Acura Pharmaceuticals, Inc., and he is on the board of a number of private companies. Mr. Markham received a B.S. in Pharmacy and Pharmacal Sciences from Purdue University. Our board believes that Mr. Markham's management, operational and industry expertise is valuable to our board. In addition, our board believes that Mr. Markham's service as chair of the compensation committee of Acura Pharmaceuticals and his prior management experiences have given him experience in the field of executive compensation, which is valuable in his position as chair of our compensation committee.

        Lucy Shapiro, Ph.D., one of our co-founders, has served as a member of our board since our inception in 2000. She is also the co-chair of our scientific advisory board. Dr. Shapiro, the Virginia and D.K. Ludwig Professor of Cancer Research and Director of the Beckman Center for Molecular and Genetic Medicine in the School of Medicine at Stanford University, has been at Stanford University since 1989. Dr. Shapiro is a Fellow of the American Association for the Advancement of Sciences and has been elected to the National Academy of Sciences, the American Academy of Microbiology, the American Academy of Arts and Sciences and the Institute of Medicine of the National Academy of Sciences for her work in the fields of molecular biology and microbiology. She was elected to the American Philosophical Society and received the Selman Waksman Award from the National Academy of Sciences in 2005 and in 2009 was given the Gairdner International Award, considered one of the most prestigious awards in biomedical science. In 2010, she was presented with the Abbott Lifetime Achievement Award. Dr. Shapiro is currently a non-executive director of Gen-Probe, Inc., and she was a non-executive director of SmithKline Beecham Corporation d/b/a GlaxoSmithKline from 2001 to 2006. She received a B.S. from Brooklyn College and a Ph.D. in molecular biology from the Albert Einstein School of Medicine. Our board believes that Dr. Shapiro's extensive scientific expertise and knowledge of our boron chemistry platform are valuable to our board.

Board Composition

        Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, seven directors are authorized. In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

  •
  the Class I directors will be Messrs. Markham and Perry and Dr. Hove, and their terms will expire at the annual meeting of stockholders to be held in 2011;

  •
  the Class II directors will be Messrs. Leschly and Klingenstein, and their terms will expire at the annual meeting of stockholders to be held in 2012; and

  •
  the Class III directors will be Dr. Hong and Dr. Shapiro, and their terms will expire at the annual meeting of stockholders to be held in 2013.

        Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at Anacor.

        There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

        Our board has an independent Chairman, Mr. Leschly, who has authority, among other things, to preside over board meetings, including meetings of the independent directors. Accordingly, the board Chairman has substantial ability to shape the work of our board. We currently believe that separation of the roles of board Chairman and Chief Executive Officer reinforces the independence of our board in its oversight of the business and affairs of our Company. In addition, we currently believe that having an independent board Chairman creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of our board to monitor whether management's actions are in the best interests of the Company and its stockholders. However, no single leadership model is right for all companies and at all times. The board recognizes that depending on the circumstances, other leadership models, such as combining the role of Chairman with the role of Chief Executive Officer, might be appropriate. Accordingly, the board may periodically review its leadership structure.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee: evaluates the independent registered public accounting firm's qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; reviews with management and the independent auditors the disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our periodic reports to be filed with the SEC; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; reviews with management and the independent auditors our guidelines and policies with respect to risk assessment and risk management; reviews with management and the independent auditors earnings press releases; reviews and approves any material related-party transactions; and reviews the audit committee charter and the committee's performance from time to time. The current members of our audit committee are Dr. Hove and Mssrs. Klingenstein and Leschly, with Dr. Hove serving as the chair of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Global Market. We are currently seeking an audit committee member who will be a financial expert as defined under the applicable rules and regulations of the SEC and who has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ Global Market. Dr. Hove and Mr. Klingenstein are independent directors as defined under the applicable rules and regulations of the SEC and the NASDAQ Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Global Market and which will be available on our website prior to the completion of this offering at www.anacor.com.

Compensation Committee

        Our compensation committee reviews and approves policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review the committee's charter and the performance of the committee from time to time. The compensation committee also reviews and discusses with management the Company's disclosures contained under the caption "Compensation Discussion and Analysis" for use in any of the Company's annual reports on Form 10-K, registration statements, proxy statements or information statements. The current members of our compensation committee are Dr. Hove and Messrs. Klingenstein, Leschly and Markham. Mr. Markham is the chair of the committee. Each of the members of the compensation committee is independent under the applicable rules and regulations of the SEC, the NASDAQ Global Market and the Internal Revenue Code of 1986, as amended, or the Code. The charter of the compensation committee will be available on our website prior to the completion of this offering at www.anacor.com.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships, including individuals nominated by stockholders in proposals that contain sufficient background information concerning the nominee to enable proper judgment to be made as to the nominee's qualifications, the size and composition of our board of directors and director compensation. In addition, the nominating and corporate governance committee will be responsible for overseeing, reporting and making recommendations to our board of directors concerning governance matters. The nominating and corporate governance committee will periodically review, discuss and assess the performance of our board of directors, including board committees. The nominating and corporate governance committee will review the committee's charter and the performance of the committee from time to time. The current members of our nominating and corporate governance committee are Messrs. Leschly and Klingenstein and Dr. Shapiro. Mr. Klingenstein is the chair of the committee. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the NASDAQ Global Market. The charter of the nominating and corporate governance committee and which will be available on our website prior to the completion of this offering at www.anacor.com.

        In making its determinations that each member of our audit, compensation and nominating and governance committees meet the applicable criteria for director independence, our board of directors considered relationships other than those subject to disclosure as a transaction with related persons under Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, including business and social relationships between directors and members of management that may impact a particular director's independence.

Compensation Committee Interlocks and Insider Participation

        The current members of our compensation committee are Dr. Hove and Messrs. Klingenstein, Leschly and Markham. None of the members of our compensation committee has at any time during the past three years been one of our officers or employees. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

        We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors. The code of business conduct and ethics will be available on our website prior to the completion of this offering at www.anacor.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

        While we have been a privately-held issuer, we have not compensated our venture capital directors or our director designated by GSK for their board service, but have compensated our two directors who are not affiliated with a venture capital fund or GSK, as further detailed in the table below. Following the completion of this offering, non-employee directors will receive annual cash retainers as follows:

  •
  $25,000 for each non-employee director;

  •
  an additional $25,000 for the chairman of the board;

  •
  an additional $10,000 per year for the chair of the audit committee;

  •
  an additional $5,000 per year for the chairs of the compensation and nominating and governance committees;

  •
  $2,000 for each board meeting attended in person and $1,000 for each board meeting attended by telephone; and

  •
  $1,000 for each committee meeting attended in person and $500 for each committee meeting attended by telephone.

        Following completion of this offering, each new non-employee director, will be granted an option to purchase                        shares of our common stock on the date such director is first elected to our board with an exercise price equal to the fair market value of our common stock on the date of grant. Such initial option grant will vest in a series of three equal annual installments measured from the date of the grant. Additionally, commencing in 2011, on the date of each annual meeting of our stockholders, each non-employee director will automatically be granted an option on such date to purchase                        shares of our common stock (                 shares if the individual is chairman of our board) if the individual has served on our board for 6 months or longer as of such date, or                        shares of our common stock if the individual has served on our board for less than 6 months as of such date, in each case, with an exercise price equal to the fair market value of our common stock on the date of grant. The shares subject to each such annual award will vest in a series of 12 equal monthly installments measured from the date of grant.

        The following table sets forth information regarding fees paid, or earned by, our non-employee directors for their board service and, in the case of Drs. Benkovic and Shapiro, consulting services, during 2009.

Name	Fees Earned or Paid in Cash ($)		Option Awards(1) ($)	Other Compensation ($)		Total($)
Mark Leschly(2)	—		—			—
Stephen J. Benkovic, Ph.D.(3)	—		60,817	100,000	(4)	160,817
Zhi Hong, Ph.D.(2).	—		—			—
Anders D. Hove, M.D.(2)	—		—			—
Paul H. Klingenstein(2)	—		—			—
Richard J. Markham(2)	—		—			—
Lucy Shapiro, Ph.D.(3)	32,500	(5)	1,582	5,000	(6)	39,082

(1)
The amounts included in the "Option Awards" column represent the grant date fair value of options granted to certain of our non-employee directors in 2009 as well as the incremental fair value of options repriced on April 1, 2009, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11 to our financial statements included in this prospectus. For Dr. Benkovic, $48,000 represents the fair value of the option granted to Dr. Benkovic in 2009, and $12,817 represents the incremental fair value of the options held by him and repriced on April 1, 2009. For Dr. Shapiro, the entire $1,582 represents the incremental fair value of the options held by her and repriced on April 1, 2009.

(2)
Messrs. Leschly, Klingenstein and Markham and Drs. Hove and Hong were initially designated for election to the Board in connection with our sale of preferred stock to venture capital funds and GSK, as applicable, with which they are associated as further described in the "Certain Relationships and Related Party Transactions—Issuance of Series E Convertible Preferred Stock" section of this prospectus. None of these directors hold any unvested options or stock awards as of December 31, 2009. Upon the closing of this offering, each such director will be compensated in accordance with the non-employee director compensation policy discussed above.

(3)
As of December 31, 2009, Drs. Benkovic and Shapiro held options to purchase an aggregate of 178,125 and 19,167 shares of our common stock, respectively. Neither director held any unvested stock awards at December 31, 2009.

(4)
Dr. Benkovic resigned as a member of the board of directors on May 27, 2009. He was a consultant to us for the entire year in 2009 and continues to provide consulting services to us. Dr. Benkovic received an option to purchase 60,000 shares of our common stock with an exercise price of $1.00 per share, which vested at a rate of 5,000 shares per month and became fully vested on January 1, 2010, and was paid $25,000 per quarter for consulting services in 2009 under the terms of his consulting agreement, which is described in the "Management—Director Compensation—Agreements with Directors" section.

(5)
During 2009 and prior to the closing of this offering, we compensated Dr. Shapiro at the rate of $5,000 for each board meeting she attended in person and $2,500 per telephonic meeting she attended. Upon the closing of this offering, Dr. Shapiro will be compensated in accordance with the non-employee director compensation policy discussed above.

(6)
Dr. Shapiro received $5,000 in fees during 2009 for her participation on our clinical advisory board.

Agreements with Directors

        Commencing in April 2007 we entered into a consulting agreement with Dr. Benkovic, pursuant to which he is advising our research staff on development strategies. Dr. Benkovic's consulting agreement was renewed through December 31, 2010. Under the agreement, he is paid $25,000 per quarter, was granted an option to purchase 60,000 shares of our common stock at a price of $2.55 per share in 2007 (which was subsequently repriced to $1.45 per share), an option to purchase 45,000 shares of our common stock at $1.45 per share in 2008 and an option to purchase 60,000 shares of our common stock at $1.00 per share in 2009. In August 2010, Dr. Benkovic was granted an option to purchase 30,000 shares of our common stock a $1.51 per share. Dr. Benkovic is also a co-chair of our scientific advisory board.

        We entered into change of control agreements with each of Dr. Benkovic and Dr. Shapiro in September 2006 and October 2006, respectively, which provide that in the event of a change of control, all unvested stock options and restricted stock then held by each of them will accelerate and vest as of the date immediately prior to the effective date of the change of control. We entered into these agreements with Drs. Benkovic and Shapiro in recognition of their unique role with us as our founders and co-chairs of our scientific advisory board. Our board of directors concluded that the change of control provisions served as appropriate incentives to encourage their further contribution and ongoing advice.

COMPENSATION DISCUSSION AND ANALYSIS

        We have adopted a performance-based compensation strategy that is intended to focus our executive officers on the achievement of near-term corporate targets as well as long-term strategic objectives. The compensation committee of our board of directors is responsible for evaluating and administering our compensation programs and practices to ensure that they properly incentivize our work force and appropriately drive corporate performance while remaining competitive with comparable life sciences companies competing in our labor market. Our compensation committee reviews and approves all of our compensation policies, including executive officer salaries and bonuses, and recommends for approval by our board of directors, equity incentive compensation. For the year ended December 31, 2009, we have determined that our named executive officers were David P. Perry, our President and Chief Executive Officer, Irwin A. Heyman, our Senior Vice President, Product Development, Kirk R. Maples, our Senior Vice President, Program Management, Jacob J. Plattner, our Senior Vice President, Research and Christine E. Gray-Smith, our former Chief Financial Officer.

Objectives of our Executive Compensation Programs

        Our compensation programs for our named executive officers are designed to achieve the following objectives:

  •
  attract, engage and retain exceptionally talented and highly experienced executive officers in the competitive and dynamic life sciences industry;

  •
  motivate and reward executive officers whose knowledge, skills and performance contribute to our success;

  •
  encourage and inspire our executive officers to achieve key corporate strategic objectives by linking incentive award opportunities to the achievement of individual and company-wide short- and long-term goals; and

  •
  align the interests of our executives and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases.

        We do not believe that our compensation policies and practices, for either our executive or our non-executive employees, are reasonably likely to give rise to risks that would have a material adverse effect on the Company.

Our Executive Compensation Programs

        The components of our executive compensation program consist primarily of base salary, quarterly and annual cash incentive bonuses, equity awards, broad-based benefits programs and severance compensation. We use an array of short-term compensation components (such as base salaries and cash incentive bonuses) and long-term compensation components (such as equity incentive compensation) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of short- and long-term corporate objectives. Our compensation committee uses its judgment and experience along with the recommendations of our Chief Executive Officer (except in connection with his own compensation) to determine the appropriate mix of long-term and short-term compensation elements for each executive officer. Our compensation committee analyzes each of the primary elements of our compensation program to ensure that our executive officers' overall compensation is competitive with executive officers with similar positions at comparable life sciences companies in our labor market based on our directors' experience and knowledge within the life sciences industry. Additionally, upon the recommendation of our compensation committee, our board of directors also approves specific performance objectives and metrics applicable to performance-based compensation for our executive officers and approves stock option grants. Consistent with the objectives of our compensation program, the compensation committee applies the elements of our compensation program to position compensation to our named executive officers as a group competitively with respect to comparable life sciences companies while individualizing compensation elements for each executive officer in light of his or her respective performance, responsibilities, experience in their position, and his or her potential contributions to our future growth. Accordingly, we have in the past and may in the future provide our Chief Executive Officer or other executive officers with compensation awards that may be significantly different from other executive officers.

        Our compensation committee has adopted a pay-for-performance compensation philosophy and works within the general framework of this philosophy to determine each component of an executive officer's compensation package based on numerous factors, including:

  •
  performance, including achievement of objectives, and other expectations for the position and the individual;

  •
  the individual's particular background and relevant expertise, including training and prior relevant work experience;

  •
  the individual's role with us and the compensation paid to similar officers at other life sciences companies with which our compensation committee members are familiar;

  •
  the demand and competition for the position in the marketplace;

  •
  comparison to other executive officers within our Company having similar levels of expertise and experience; and

  •
  the recommendations of our Chief Executive Officer (except in connection with his own compensation).

        Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element serves each of our objectives.

        On an annual basis our compensation committee meets to review the performance of our Chief Executive Officer and our other executive officers. At these meetings, the compensation committee typically invites our Chief Executive Officer to participate in the discussion (excluding the Chief Executive Officer when the discussion pertains to the Chief Executive Officer) and the compensation committee seeks our Chief Executive Officer's input on progress against specific company-wide and individual performance objectives and input on our executive officers. In addition, periodically throughout the year, our compensation committee meets to review and decide compensation matters. At our board of directors meetings, the compensation committee reports its findings and decisions. From time to time the compensation committee seeks additional input from the other non-employee directors who are not on the compensation committee. In addition, on occasion, rather than making a final decision, the compensation committee has made a recommendation to our full board of directors for final approval (excluding the Chief Executive Officer if it pertains to the Chief Executive Officer's compensation).

        Our compensation committee generally has utilized publicly available compensation data and subscription compensation survey data for national and regional companies similar in size and scope to us in the biopharmaceutical industry to aid in formulating recommendations and developing our compensation policies and programs. From time to time the compensation committee has also engaged outside consultants to assist us in evaluating and establishing the components of our executive compensation program. In 2009, given our status as a private company, we did not establish a peer group of companies in determining the compensation arrangements for our Chief Executive Officer and other executive officers, and instead the compensation committee relied principally on their own experience as investors and board members in similarly situated life sciences companies. In addition, the compensation committee sought the input of the Chief Executive Officer, reviewed and compared the relative salaries of our executive officers and also considered the amount of equity each executive then held, including each executive officer's vesting schedules.

Annual Cash Compensation

  Base Salary

        Base salaries are set at levels that are intended to be competitive with what our compensation committee members believe to be similar positions at other life sciences companies with which they are familiar. The base salaries of all executive officers are reviewed annually and adjusted to reflect individual roles, performance and competitive compensation levels. We may also increase the base salary of an executive officer at other times if a change in the scope of the executive officer's responsibilities justifies such consideration or, in limited circumstances, to maintain salary equity within our competitive environment. We also evaluate general economic conditions and our cash position in determining base salaries. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that competitive base salaries can retain, motivate and reward executive officers for their overall performance. For 2009, our compensation committee approved an increase in the salaries of Mr. Heyman by 2.1% and Dr. Maples by 4.3% and no change to the base salaries of our other named executive officers. The increases were determined based upon the recommendation of our Chief Executive Officer and our compensation committee's judgment based on its members' experiences with other life sciences companies, taking into account the individual's role and importance to us, his performance, the compensation committee's judgment as to the competitiveness of his current salary and our 2009 budget objectives. For 2010, upon the recommendation of our Chief Executive Officer, our compensation committee decided not to raise the salaries of our Chief Executive Officer or our other executive officers and agreed to review base salaries again in the second half of 2010. In the future, our compensation committee may create a group of peer companies and compare our compensation to those peer companies.

  Cash Incentive Bonuses

        Our annual compensation program includes a cash incentive bonus plan with pre-defined target payouts as a percentage of salary based on achievement of company and individual objectives. Additionally, our compensation committee uses its discretion to determine bonuses for our executive officers based on the overall attainment of individual and/or corporate objectives. Our bonus plan is designed to drive stockholder value by fostering teamwork throughout our Company by tying incentive compensation to company-wide performance measures we believe are most important to the success of our Company as well as to individual performance. An executive officer's bonus payment is based on the achievement of both corporate and/or individual objectives, which may include, for example, research, development, operational and financial targets. The relative weight of each objective in determining the total bonus is approved each year by the compensation committee and may also be approved by our board of directors. Underachievement or overachievement of the major corporate goals may result in lower or higher bonus payments. Our board of directors or our compensation committee approves corporate and individual executive objectives at what they believe are aggressive levels so as to require substantial effort and commitment by our executive officers to attain the targets, with the belief that such efforts will significantly contribute to increased stockholder value. Our compensation committee uses its discretion to adjust the amount of the cash bonuses paid and the weighting of the objectives, and may also, in its discretion, award bonuses to executive officers based upon such other terms and conditions as they may determine are appropriate. In 2009, the target amount for the performance-based cash bonus for our Chief Executive Officer, Mr. Perry, was 50% of his base salary, and the target amount for our other named executive officers was 35% of their base salaries as determined subjectively by our board based on its member's experience in the life sciences industry. During 2009 upon the recommendation of our compensation committee, our board of directors decided consistent with past practices that the annual cash bonus for Mr. Perry would be based entirely on the achievement of corporate objectives. The compensation committee approved a set of corporate objectives recommended by Mr. Perry including:

  •
  initiation and progress of certain clinical studies for our product candidates;

  •
  achievement of certain performance milestones with respect to our product candidates under development with Schering and GSK; and

  •
  corporate financing and financial objectives, including managing expenses within 10% of a board approved budget.

        The compensation committee assigned weights ranging from 5% to 25% for the achievement of each objective. The primary factor in establishing the weights was their level of importance to our business, with the expectation that a majority of the goals were achievable with appropriate and diligent effort under the leadership of Mr. Perry and our executive team but that achievement of all objectives would represent extraordinary performance on their part.

        In early 2010, the compensation committee evaluated the achievement of the corporate performance goals with Mr. Perry. While each corporate objective was initially assigned a weight for purposes of determining the amount of Mr. Perry's bonus, the compensation committee, in its discretion, evaluated the achievement of the objectives in the context of our overall business and the committee determined that we achieved 35% of our stated corporate objectives, based upon initiation of the Phase 1 clinical trial of GSK '052, furthering work toward other performance milestones under our collaboration with GSK, and achieving the objective of managing expenses within 10% of the board approved budget, while at the same time not achieving certain other clinical development and financial goals. The compensation committee approved Mr. Perry's award for 2009 at $75,250, or 35% of his target amount.

        Our 2009 cash incentive bonus program for our other named executive officers excluding our Chief Executive Officer was based 75% upon the achievement of corporate goals and 25% upon the achievement of individual goals. The individual goals were set at the beginning of each quarter by our Chief Executive Officer. Following each quarter, Mr. Perry made a recommendation regarding the level of individual achievement for the quarter and the chairman of our compensation committee reviewed and approved the payment (upon delegation from the other members of the compensation committee). Cash bonuses were paid accordingly each quarter for each such executive officer.

        Individual goals were tailored to each named executive officer's personal action plan, other than our Chief Executive Officer, based upon achievement of departmental objectives relating to, among other things, research and development accomplishments, establishing corporate infrastructure and achieving budgetary targets. The individual goals were also designed to focus on each such named executive officer's contribution to the corporate objectives described above. The specific targets for Irwin A. Heyman, our Senior Vice President, Product Development, included his contributions toward completion of development activities for specified clinical trials and preclinical product candidates, and monitoring long term carcinogenicity studies. For 2009, the compensation committee concluded that Dr. Heyman achieved substantially all of his objectives, but not certain development goals, and his individual bonus level was 93% on an annualized basis. The specific targets for Kirk R. Maples, our Senior Vice President, Program Management, included his contributions to the achievement of our regulatory milestones, preclinical work on our anti-inflammatory and other programs, program management of all of our programs and operating within 10% of his departmental budget. For 2009, the compensation committee concluded that Dr. Maples achieved substantially all of his stated objectives, but not certain development and program management-related goals, and his individual bonus level was 88% on an annualized basis. The specific targets for Jacob J. Plattner, our Senior Vice President, Research, included his contributions to progress in our research activities, assistance with business development activities, managing our relationship with GSK and operating within 10% of his departmental budget. For 2009, the compensation committee concluded that Dr. Plattner achieved most of his objectives, but not certain research-related goals, and his individual bonus level was 81% on an annualized basis.

        The remaining percentage of the named executive officers' 2009 cash incentive bonuses were based upon achievement of the same corporate objectives as those established for Mr. Perry, and the compensation committee decided that the same 35% achievement that was determined for Mr. Perry would be applied to other executive officers as well. As a result, for 2009, the total cash incentive bonus payout achieved as a percentage of the target bonus payout was 35% for Mr. Perry, 49% for Dr. Heyman, 48% for Dr. Maples and 46% for Dr. Plattner.

        For purposes of the 2010 cash incentive bonus plan, the compensation committee approved corporate objectives that are similar to those for 2009 and included:

  •
  progress of certain clinical studies for our product candidates;

  •
  achievement of certain performance milestones with respect to our collaboration with GSK;

  •
  the execution of collaboration agreements; and

  •
  corporate financing and financial objectives.

        The target bonus amounts are identical to the 2009 program for Mr. Perry and the other executive officers.

        We believe that the division of our cash incentive bonus program into corporate and individual components with an emphasis on corporate goals and the use of annual and quarterly review cycles enables us to provide appropriate incentives for the achievement of milestones critical to our business plan while providing our Chief Executive Officer the flexibility to monitor and adjust individual performance metrics appropriately to account for new developments during the year.

Equity Incentive Compensation

        We believe that our long-term performance is best facilitated through a culture of executive ownership that aligns the executive officers' interests with the interests of our stockholders. To encourage this ownership culture, we typically make an initial grant of stock options to new employees and have made awards of additional stock options from time to time. Our compensation committee is authorized to make option grants to all our employees including our executive officers. These grants have an exercise price that is not less than the fair market value of our common stock on the grant date, as determined by our board of directors. Stock option grants are typically subject to a four year vesting schedule with 25% of the grant vesting on the first anniversary of the vesting commencement date and then in equal monthly installments thereafter for the next three years. The size of the stock option award is determined based on the executive officer's position with us and takes into account the executive officer's performance, as well as base salary and other compensation. The compensation committee also considers an analysis of the grant and compensation practices of other life sciences companies with which our compensation committee members are familiar. The stock option awards are intended to provide the executive officer with an incentive to build value in the organization over an extended period of time.

        Consistent with the above criteria, upon the recommendation of the compensation committee, our board of directors approved grants of equity incentive awards to our executive officers for 2009 and 2010. With the exception of the award to our Chief Executive Officer, these awards were recommended to the compensation committee by our Chief Executive Officer. In the case of our Chief Executive Officer, the equity incentive award was determined by the compensation committee. In determining the size of the award for each named executive officer, our Chief Executive Officer and compensation committee considered such named executive officer's relative job scope and responsibilities, individual performance history, prior contributions to us and importance to achievement of our upcoming objectives, as well as the size of prior equity grants (including how much of the equity was vested) and our compensation committee members' experience with the practices of other life sciences companies. For more information regarding the grants for 2009, see the "2009 Summary Compensation Table" and "Grants of Plan-Based Awards Table."

        At April 1, 2009, due to declines in the estimated fair market value of our common stock from 2007 through 2009, the exercises prices for over 40% of the outstanding stock options to purchase shares of our common stock were substantially higher than the then current estimated fair market value of the underlying shares of our common stock. As a result, effective April 1, 2009, our board of directors approved the repricing of all outstanding stock options with exercise prices of $2.55 to $4.45 that were held by then current employees, including our named executive officers, directors, or currently active consultants/advisors so that the exercise price of such stock options would be reduced to $1.45 per share which, while higher than the fair market value of our common stock at the time of repricing, in the judgment of our directors, offered an appropriate long-term incentive to our option holders. Our board of directors determined the fair market value of the underlying shares of common stock to be $1.00 per share on the date of the repricing.

        In August 2010, our board of directors approved additional equity grants to the executive officers. Mr. Perry, Dr. Heyman, Dr. Maples and Dr. Plattner were granted options to purchase 233,000, 75,000, 75,000 and 75,000 shares of common stock, respectively, with an exercise price of $1.51 per share, which our board of directors determined to be the fair market value per share of our common stock on the date of grant. The options have a four-year vesting period, with 25% of the total number of shares subject to the option vesting on the one-year anniversary of the vesting commencement date of January 1, 2010 and the remainder of the shares vesting ratably monthly thereafter for the next three years.

        Our compensation committee has in the past granted awards of restricted stock to certain executive officers. In the future, we may determine that awards of restricted stock or other types of equity-based awards are an appropriate vehicle to reward and incentivize our executive officers and further align our executive officers' interests with our shareholders' interests.

Severance Compensation

        In connection with certain terminations of employment, our officers, including each of our named executive officers, may be entitled to receive certain severance payments and benefits pursuant to change of control and severance agreements we have entered into with each of our officers that provide alternative severance payments and benefits in the event the officer is terminated without cause or resigns with good reason from 90 days prior to or 12 months following certain corporate transactions. We entered into these agreements to retain and motivate our officers and minimize management distraction created by uncertain job security surrounding potential beneficial transactions. The agreements also provide alternative severance payments and benefits in the event that the officer is terminated without cause or resigns for good reason in the absence of such transactions, and we believe that these benefits provide some degree of certainty and reduce distractions created by concerns about job security generally. Unlike severance payments and benefits in connection with a change of control, these alternative severance payments and benefits in the absence of such transactions do not provide for acceleration of stock option vesting and the period of severance payments and COBRA benefits is shorter. The compensation committee approved different durations of severance benefits for different levels of our senior management based on the compensation committee members' experience with other life sciences companies. These severance benefits are described more fully in "Compensation Discussion and Analysis—Change of Control and Severance Agreements." In setting the terms of and determining whether to approve such arrangements, our compensation committee recognized that executives often face challenges securing new employment following termination. The severance payments and benefits are typically composed of cash payments and continued health care coverage for a limited period of time.

Consulting Compensation

        In April 2009, Ms. Gray-Smith retired from her position as our Senior Vice President and Chief Financial Officer. In addition to final earned salary and related benefits, an earned bonus for Ms. Gray-Smith's pro rated service in 2009 was paid in the amount of $23,000. We entered into a consulting agreement with Ms. Gray-Smith for the period April 2009 through April 2010, during which time Ms. Gray-Smith provided financial services and advice to us in exchange for a $2,000 monthly fee and $250 per hour for any consulting hours in excess of 10 hours per calendar month, plus reimbursement for COBRA coverage. Through April 2010, the vesting of stock options held by Ms. Gray-Smith upon her retirement continued at the rate specified in her original stock option agreements so long as she continued to provide consulting services to us. In April 2010, we entered into a new one-year consulting agreement with Ms. Gray-Smith, which includes a monthly retainer of $1,000, consulting fees in excess of 5 hours per calendar month at a rate of $250 per hour and reimbursement of up to $495 per month for COBRA or other health benefits coverage through the term of this new agreement. Under the new agreement, Ms. Gray-Smith's stock options ceased to vest as of April 30, 2010, but her vested stock options remain exercisable during the extended consulting period and for the post-termination exercise periods, following April 2011, specified in her original stock option agreements.

        In December 2009, we entered into a consulting agreement with Mr. Parker for the period December 8, 2009 through April 8, 2010, during which time Mr. Parker provided a minimum of 10 hours per week of consulting services to us in exchange for a $10,000 monthly fee, not to exceed $40,000 for the four-month period. On April 9, 2010, Mr. Parker became our interim Chief Financial Officer and his consulting agreement was amended and extended through July 9, 2010. Under the terms of the amended agreement, Mr. Parker provided a minimum of 20 hours per week of consulting services to us for the period April 9, 2010 through July 9, 2010. In addition, in lieu of any cash payments and in full satisfaction for the consulting services performed during the period December 8, 2009 through April 8, 2010, Mr. Parker was granted a fully-vested stock option to purchase 40,000 shares of our common stock. Mr. Parker also was granted an additional stock option to purchase 100,000 shares of our common stock for services provided for the period April 9, 2010 through July 9, 2010, which vested at a rate of 1/3 of the total amount of shares on each of the three monthly anniversaries following April 9, 2010, based on Mr. Parker's continued service to us. Both stock options have an exercise price of $1.51 per share, which our board of directors determined to be the fair market value per share on the date of grant. No cash compensation was paid to Mr. Parker for his consulting services for the period April 9, 2010 through July 9, 2010. The amended agreement was modified on July 10, 2010 to extend the term of the agreement from July 10, 2010 to September 10, 2010. Under the new terms of the modified agreement, Mr. Parker provided a minimum of 40 hours per week of consulting services to us for the period July 10, 2010 to September 10, 2010. In addition, in lieu of any cash payments and in full satisfaction for the consulting services performed during this period, Mr. Parker was granted a stock option to purchase 135,000 shares of our common stock at an exercise price of $1.51 per share, which our board of directors determined to be the fair market value per share on the date of grant. Such shares vested at the rate of 1/2 of the total number of shares on each of the two monthly anniversaries following July 10, 2010, based on Mr. Parker's continued services to us. No cash compensation was paid to Mr. Parker for his consulting services for the period July 10, 2010 to September 10, 2010.

Other Compensation

        All of our executive officers are eligible to participate in benefit plans and arrangements offered to employees generally, including health, dental, life, disability and 401(k) plans. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers. Our compensation committee in its discretion may revise, amend or add to any executive officer's benefits and perquisites as it deems advisable. We do not believe it is necessary for the attraction or retention of management talent to provide our executive officers with a substantial amount of compensation in the form of perquisites.

Tax and Accounting Considerations

        Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our three other most highly paid executive officers other than our Chief Financial Officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

        Also, the compensation committee takes into account whether components of our compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

        We account for equity compensation paid to our employees under ASC 718, which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued.

Summary Compensation Table

        The following table summarizes the compensation that was earned by our Chief Executive Officer, former Chief Financial Officer and each of our three other most highly compensated executive officers for the fiscal year ended December 31, 2009, together referred to as our named executive officers. We refer to these officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation ($)		Total ($)
David P. Perry	2009	430,000	246,261	75,250	—		751,511
President and Chief	2008	430,000	1,294,728	146,200			1,870,928
Executive Officer	2007	319,167	—	122,667			441,834
Christine E. Gray-Smith	2009	88,277	101,449	—	82,471	(4)	272,197
Former Senior Vice President	2008	295,000	236,480	76,599			608,079
and Chief Financial	2007	156,042	1,017,700	27,362	30,000	(5)	1,231,104
Officer(3)
Irwin A. Heyman	2009	245,000	76,029	42,391	—		363,420
Senior Vice President,	2008	226,102	379,875	49,123			655,100
Product Development	2007	200,016	—	38,003			238,019
Kirk R. Maples, Ph.D.	2009	292,000	83,746	49,375	—		425,121
Senior Vice President,	2008	280,000	472,664	70,928			823,592
Program Management	2007	250,000	—	41,625			291,625
Jacob J. Plattner, Ph.D.	2009	310,500	79,452	50,398	—		440,350
Senior Vice President,	2008	310,500	419,752	78,993			809,245
Research	2007	310,500	—	54,066			364,566

(1)
Amounts shown in this column do not reflect the cash amounts actually received by our named executive officers. The amounts included in the "Option Awards" column represent the full grant date fair value of options granted to our named executive officers and, for 2009, any incremental fair value of options repriced on April 1, 2009, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11 to our financial statements included in this prospectus. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options on the date of exercise.

(2)
Amounts represent bonus payouts earned pursuant to the applicable cash incentive bonus plan. See "Grants of Plan-Based Awards Table" below for additional information related to respective target bonus amounts for each of our named executive officers for 2009.

(3)
Ms. Gray-Smith retired from our Company as Senior Vice President and Chief Financial Officer in April 2009 and is currently a consultant.

(4)
Amount includes a $23,000 bonus payout earned for pro rated service in 2009 and a $28,277 accrued paid time off payout; and, in accordance with her 2009 consulting arrangement, $25,693 for consulting services and $3,501 for COBRA health care reimbursements in 2009. Also included in the amount is a $2,000 retainer paid in December 2009 for January 2010 services. See "Management—Consulting Compensation" for additional details of the consulting agreement.

(5)
Amount represents sign-on bonus pursuant to the terms of Ms. Gray-Smith's offer letter agreement.

Grants of Plan-Based Awards Table

        All options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors to be not less than the fair market value of our common stock on the date of the grant. All options were granted under our 2001 Equity Incentive Plan, as amended, as described below in the section entitled "Employee Benefit and Stock Plans—2001 Equity Incentive Plan." The following table shows information regarding grants of equity awards during 2009 as well as information regarding certain stock options granted in prior years that were repriced in April 2009. A separate line item is provided for each grant of an award made to, and each repriced stock option held by, a named executive officer.

Name	Grant Date		Vesting Commencement Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards Target(1) ($)	All Other Option Awards; Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Share)		Grant Date Fair Value of Option Awards ($)(3)
David P. Perry	—		—	215,000	—	—		—
	3/26/2009		1/1/2009	—	210,365	1.00		141,197
	4/1/2009	(4)	1/1/2008	—	438,000	1.45	(5)	105,064
Christine E. Gray-Smith(6)	—		—	—	—	—		—
	4/1/2009	(4)	6/18/2007	—	500,000	1.45	(5)	82,259
	4/1/2009	(4)	1/1/2008	—	80,000	1.45	(5)	19,190
Irwin A. Heyman	—		—	85,750	—	—		—
	3/26/2009		1/1/2009	—	67,625	1.00		45,390
	4/1/2009	(4)	1/1/2008	—	92,500	1.45	(5)	22,188
	4/1/2009	(4)	8/1/2008	—	50,000	1.45	(5)	8,451
Kirk R. Maples	—		—	102,200	—	—		—
	3/26/2009		1/1/2009	—	67,625	1.00		45,390
	4/1/2009	(4)	1/1/2008	—	159,900	1.45	(5)	38,356
Jacob J. Plattner	—		—	108,675	—	—		—
	3/26/2009		1/1/2009	—	67,625	1.00		45,390
	4/1/2009	(4)	1/1/2008	—	142,000	1.45	(5)	34,062

(1)
The target incentive plan amounts represent the target cash incentive bonus plan with pre-defined target payouts as a percentage of salary based on the achievement of company and individual objectives. No minimum threshold amount or maximum amount beyond the target amount was established. Actual cash incentive bonus plan payouts are reflected in the Non-Equity Incentive Plan Compensation column of the "Summary Compensation Table."

(2)
The options have a four-year vesting period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the vesting commencement date and the remainder of the shares vesting ratably monthly thereafter for the next three years.

(3)
The amounts included in the "Grant Date Fair Value of Option Awards" column represent the full grant date fair value of options granted on March 26, 2009 or the incremental fair value of options repriced on April 1, 2009, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11 to our financial statements included in this prospectus.

(4)
Date the options were repriced. Other than the exercise price and the grant date, no other terms of the repriced options were modified and these repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates.

(5)
Exercise price of the options that were repriced on April 1, 2009.

(6)
Ms. Gray-Smith retired from our Company as Senior Vice President and Chief Financial Officer in April 2009 and is currently a consultant.

Outstanding Equity Awards at December 31, 2009

        The following table shows stock options outstanding on December 31, 2009 held by each of our named executive officers.

	Option Awards(1)
				Number of Securities Underlying Unexercised Options (#)
			Vesting Commencement Date			Option Exercise Price ($)		Option Expiration Date
Name	Grant Date			Exercisable	Unexercisable
David P. Perry	8/26/2005		6/3/2005	1,427,400	—	0.12		8/25/2015
	3/26/2009		1/1/2009	—	210,365	1.00		3/25/2019
	4/1/2009	(3)	1/1/2008	209,875	228,125	1.45	(4)	1/24/2018
Christine E. Gray-Smith(2)	4/1/2009	(3)	6/18/2007	312,500	187,500	1.45	(4)	7/25/2017
	4/1/2009	(3)	1/1/2008	38,333	41,667	1.45	(4)	1/24/2018
Irwin A. Heyman	3/22/2006		1/16/2006	205,625	4,375	0.12		3/21/2016
	3/26/2009		1/1/2009	—	67,625	1.00		3/25/2019
	4/1/2009	(3)	1/1/2008	44,322	48,178	1.45	(4)	1/24/2018
	4/1/2009	(3)	8/1/2008	16,666	33,334	1.45	(4)	8/27/2018
Kirk R. Maples	9/3/2002		8/16/2002	125,100	—	0.07		9/2/2012
	6/3/2005		6/3/2005	275,000	—	0.12		6/2/2015
	1/16/2006		8/10/2005	80,000	—	0.12		1/15/2016
	3/26/2009		1/1/2009	—	67,625	1.00		3/25/2019
	4/1/2009	(3)	1/1/2008	76,618	83,282	1.45	(4)	1/24/2018
Jacob J. Plattner	3/24/2004		2/25/2004	175,000	—	0.12		3/23/2014
	6/3/2005		6/3/2005	323,000	—	0.12		6/2/2015
	3/26/2009		1/1/2009	—	67,625	1.00		3/25/2019
	4/1/2009	(3)	1/1/2008	68,041	73,959	1.45	(4)	1/24/2018

(1)
Options have a four-year vesting period, with 25% of the total number of shares subject to the option vesting on the one year anniversary of the vesting commencement date, and the remainder of the shares vesting ratably monthly thereafter for the next three years until all shares are vested.

(2)
Ms. Gray-Smith retired from our Company as Senior Vice President and Chief Financial Officer in April 2009 and is currently a consultant. Ms. Gray-Smith's stock options ceased to vest as of April 30, 2010, but her vested stock options remain exercisable during the extended consulting period and for the post-termination exercise periods, following April 2011, specified in her original stock option agreements.

(3)
Date the options were repriced.

(4)
Exercise price of the options that were repriced on April 1, 2009.

Option Exercises and Stock Vested Table

        The following table shows information regarding the exercise of stock options by our named executive officers during 2009. The value realized on exercise reflects the difference between the exercise price per share of the exercised options and the fair market value of our common stock as of

the date of exercise, which we have assumed to be $            , the mid-point of the initial public offering price range set forth on the cover page of this prospectus.

Options Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)
David P. Perry	145,957
Christine E. Gray-Smith	—	—
Irwin A. Heyman	—	—
Kirk R. Maples	—	—
Jacob J. Plattner	—	—

Pension Benefits

        We do not maintain any pension benefit plans.

Nonqualified Deferred Compensation

        We do not maintain any nonqualified deferred compensation plans.

Change of Control and Severance Agreements

        Change of control and severance agreements.    We have entered into change of control and severance agreements with each of our officers, including each of our named executive officers. The terms described below are effective upon the completion of this offering.

        The agreements for our officers provide that in the event that an officer is terminated without cause or terminates his or her employment for good reason from 90 days prior to or 12 months following the effective date of a change of control (as each of these terms is defined in the agreements), each officer will be entitled to (a) continuation of the officer's then-current base salary for a specified period following termination, paid in accordance with our standard payroll practices, (b) full vesting upon termination of all outstanding equity awards held at termination and (c) payment or reimbursement of COBRA benefits for a specified period following termination, provided that the officer is eligible for such COBRA benefits under applicable law. The duration of the salary continuation and COBRA benefits will be 15 months following termination for our Chief Executive Officer, 12 months for our senior vice presidents and nine months for our vice presidents.

        The agreements for our officers also provide for severance benefits in the event that an officer is terminated without cause or terminates his or her employment for good reason absent a change of control, provided that this termination or resignation occurs after the date of this offering. These severance benefits are the same as those described in the preceding paragraph except there is no acceleration of equity award vesting and the duration of the salary continuation and COBRA benefits will be 12 months following termination for our Chief Executive Officer, nine months for our senior vice presidents and six months for our vice presidents.

        Eligibility for these change of control and severance benefits is contingent upon execution of a general release by the officer upon his or her termination.

        For purposes of the change of control and severance agreements with each of our officers, "cause" means, as determined by our board of directors acting in good faith and based on information then known to it: (a) gross negligence or willful misconduct in the performance of duties to us where such gross negligence or willful misconduct has resulted or is likely to result in substantial and material damage to us; (b) a material failure to comply with our written policies after having received from us notice of, and a reasonable time to cure, such failure; (c) repeated unexplained or unjustified absence; (d) conviction of a felony or a crime involving moral turpitude causing material harm to our standing and reputation; (e) unauthorized use or disclosure of any of our proprietary information or trade secrets or those of any other party to whom the officer owes an obligation of non-disclosure as a result of his or her relationship with us, which use or disclosure causes or is likely to cause material harm to us; or (f) the officer's death or permanent disability.

        For purposes of the change of control and severance agreements with each of our officers, "good reason" for an officer's resignation of employment will exist following the occurrence of any of the following without the officer's consent: (a) a material reduction or change in job duties, responsibilities or authority inconsistent with the officer's position with us and the officer's prior duties, responsibilities or authority; (b) a reduction of officer's then current base salary by more than 10%; or (c) a relocation of the principal place for performance of the officer's duties to a location more 25 miles from our then current location; provided that the officer gives us written notice of the event forming the basis for the good reason resignation within 60 days of the date we give written notice to the officer of our affirmative decision to take any of the actions set forth above, we fail to cure such basis for the good reason resignation within 30 days after receipt of the officer's written notice and the officer terminates employment within 120 days following the date on which the officer received notice from us of the event forming the basis for the good reason resignation.

        If any benefit an officer would receive pursuant to a change of control would constitute a "parachute payment" within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such benefit will be reduced to such amount that would result in no portion of the benefit being subject to the excise tax or the largest portion of the benefit, after taking into account all applicable federal, state and local employment taxes, income taxes and the excise tax, that results in the officer's receipt (on an after-tax basis) of the greater amount of the benefit notwithstanding that all or a portion of the benefit may be subject to the excise tax.

Estimated Change of Control and Severance Benefits

        The following charts present the approximate amount of the benefits that each of our named executive officers would have been entitled to had his or her employment terminated under the circumstances described in the preceding paragraphs on December 31, 2009.

        Change of control benefits.    The following chart presents our estimate of the dollar value of the amount of the benefits to which each of the named executive officers would have been entitled had benefits for termination in connection with a change of control been triggered on December 31, 2009:

	Change of Control(1)
Name	Salary Continuation ($)(2)	Continuation of COBRA ($)	Equity Acceleration ($)(3)	Total ($)
David P. Perry	537,500	11,112	[ ]	[ ]
Christine E. Gray-Smith(4)	—	—	—	—
Irwin A. Heyman	245,000	6,090	[ ]	[ ]
Kirk R. Maples	292,000	12,490	[ ]	[ ]
Jacob J. Plattner	310,500	12,883	[ ]	[ ]

(1)
As described above, these severance amounts are generally payable if the executive officer's employment is terminated without cause or for good reason from 90 days prior to or 12 months following a change of control.

(2)
Amounts in this column are based upon salary in effect as of December 31, 2009.

(3)
The aggregate dollar value realized in connection the acceleration of the equity awards represents the difference between the aggregate fair market value of our common stock underlying the accelerated stock options which we have assumed to be $            , the mid-point of the initial public offering price range set forth on the cover page of this prospectus, and the aggregate exercise price of the accelerated stock options.

(4)
Ms. Gray-Smith retired from our Company as Senior Vice President and Chief Financial Officer in April 2009 and is currently a consultant. She would not have been entitled to any benefits in connection with a change of control at December 31, 2009.

        Severance benefits.    The following chart presents our estimate of the amount of the dollar value of the benefits to which each of the named executive officers would have been entitled had his or her employment terminated under the circumstances described above by us without cause or by the executive for good reason (other than in connection with a change of control) on December 31, 2009:

	Termination by the Company Without Cause or Involuntary Termination for Good Reason
Name	Salary Continuation ($)(1)	Continuation of COBRA ($)	Total ($)
David P. Perry	430,000	8,890	438,890
Christine E. Gray-Smith(2)	—	—	—
Irwin A. Heyman	183,750	4,568	188,318
Kirk R. Maples	219,000	9,367	228,367
Jacob J. Plattner	232,875	9,662	242,537

(1)
Amounts in this column are based upon salary in effect as of December 31, 2009.

(2)
Ms. Gray-Smith retired from our Company as Senior Vice President and Chief Financial Officer in April 2009 and is currently a consultant. She would not have been entitled to any severance benefits at December 31, 2009.

Offer Letter Agreements

        We entered into offer letter agreements with each of our named executive officers in connection with their commencement of employment with us. These offer letter agreements typically include the named executive officer's initial base salary and stock option grant along with vesting provisions with respect to such initial stock option grant.

Proprietary Information and Inventions Agreement

        Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2010 Equity Incentive Plan

        Our board of directors adopted the 2010 Equity Incentive Plan, or 2010 Incentive Plan, in                        , 2010 and our stockholders approved the 2010 Incentive Plan in                        , 2010. The 2010 Incentive Plan will become effective immediately upon the execution and delivery of the underwriting agreement for this offering. We may amend or suspend the 2010 Incentive Plan at any time, although no such action may impair the rights under any then-outstanding award without the holder's consent.

        Stock Awards.    The 2010 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants. Additionally, the 2010 Incentive Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

        Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2010 Incentive Plan after the 2010 Incentive Plan becomes effective is                        shares, which number is the sum of (a) the number of shares reserved for future issuance under the 2001 Plan at the time the 2010 Incentive Plan becomes effective, (b) an additional number of shares, up to                        shares, that are subject to outstanding stock awards granted under the 2001 Plan that expire or terminate for any reason prior to their exercise or settlement and would otherwise return to the 2001 Plan reserve, and (c) an additional number of new shares that, when added to the two prior numbers, results in an aggregate share reserve of                        shares. Then, the number of shares of our common stock reserved for issuance under the 2010 Incentive Plan will automatically increase on January 1st each year, starting on January 1, 2011 and continuing through January 1, 2020, by      % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, or such lesser number of shares of common stock as determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Incentive Plan is                        shares.

        No person may be granted stock awards covering more than            shares of our common stock under our 2010 Incentive Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted a performance stock award covering more than            shares or a performance cash award having a maximum value in excess of            in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

        If a stock award granted under the 2010 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2010 Incentive Plan. In addition, the following types of shares under the 2010 Incentive Plan may become available for the grant of new stock awards under the 2010 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2010 Incentive Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2010 Incentive Plan.

        Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2010 Incentive Plan. Our board of directors has delegated its authority to administer the 2010 Incentive Plan to our compensation committee. Our board of directors may also delegate to one or more of our officers the authority to (a) designate employees (other than other officers) to be recipients of stock awards, and (b) determine the number of shares of common stock to be subject to such stock awards. Our board has not delegated such authority to our officers. Subject to the terms of the 2010 Incentive Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

        The plan administrator has the authority to reprice any outstanding stock award, cancel and re-grant any outstanding stock award or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

        Stock Options.    Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator and entered into with the optionees. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2010 Incentive Plan vest at the rate specified by the plan administrator.

        The plan administrator determines the term of stock options granted under the 2010 Incentive Plan, up to a maximum of 10 years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise any vested options for a period of three months following the cessation of service. The option exercise term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of 12 months. In the event of a termination for cause, options generally terminate immediately upon the occurrence of the event giving rise to the right to terminate the individual for cause. In no event may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of shares of our common stock previously owned by the optionee, (d) a net exercise of the option, and (e) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

        Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

        Restricted Stock Awards.    Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator and entered into with grantees. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past services rendered to us or our affiliates, or (c) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a forfeiture right or share repurchase option in our favor that lapses in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

        Restricted Stock Unit Awards.    Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator and entered into with grantees. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

        Stock Appreciation Rights.    Stock appreciation rights are evidenced by stock appreciation right agreements adopted by the plan administrator and entered into with grantees. The plan administrator determines the exercise price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

        The plan administrator determines the term of stock appreciation rights granted under the 2010 Incentive Plan, up to a maximum of 10 years. Unless the terms of a participant's stock appreciation right agreement provide otherwise, if a participant's service relationship with us, or any of our affiliates, ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant's service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the right to terminate the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Awards.    The 2010 Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, the plan administrator can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

        In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure without the receipt of consideration by us, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2010 Incentive Plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (d) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2010

Incentive Plan pursuant to Section 162(m) of the Code), and (e) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    If we dissolve or liquidate, then outstanding stock options under the 2010 Incentive Plan will terminate immediately prior to such dissolution or liquidation and shares of restricted stock may be repurchased by us, even though the holder may still be providing services to us.

        In the event of certain specified significant corporate transactions, such as an acquisition of the Company that results in a material change in our ownership, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

  •
  arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

  •
  arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

  •
  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

  •
  arrange for the lapse of any reacquisition or repurchase right held by us;

  •
  cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board may deem appropriate; or

  •
  make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

        Our board of directors is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

        Change in Control.    In the event of certain specified significant corporate transactions that also constitute a change in control of the Company, the Board may accelerate the vesting of stock options or may arrange with the surviving or acquiring corporation (or its parent) to assume or continue outstanding awards, substitute equivalent awards, cash out existing awards at intrinsic value or provide for the termination of existing awards if not exercised prior to the corporate transaction.

2001 Equity Incentive Plan

        General.    Our board of directors and our stockholders adopted our 2001 Equity Incentive Plan, or the 2001 Plan, in December 2001. Our board of directors has determined not to grant any additional awards under the 2001 Plan after the completion of this offering. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2001 Plan which, as of the date of this prospectus, constitute all of our outstanding stock options.

        Share reserve.    As of August 31, 2010, a total of 12,721,441 shares of our common stock had been authorized for issuance under the 2001 Plan. As of August 31, 2010, options to purchase a total of 8,921,023 shares of our common stock were issued and outstanding, a total of 2,724,180 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 2001 Plan and 964,844 shares remained available for future grant.

        Stock options and stock purchase rights.    Our 2001 Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees, directors and consultants, and incentive stock options within the meaning of Section 422 of the Code, may be granted only to our employees. Our board of directors administers the 2001 Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 2001 Plan.

        Our 2001 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

        Change in control.    Our 2001 Plan provides that in the event of our merger with or into another corporation, or a sale of all or substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute for each outstanding stock purchase right and option. If the outstanding stock purchase rights or options held by current employees, directors and consultants are not assumed or substituted, the vesting of such options and stock purchase rights will accelerate in full prior to the consummation of the transaction.

2010 Employee Stock Purchase Plan

        Our board of directors adopted the 2010 Employee Stock Purchase Plan, or ESPP, in                        , and our stockholders approved the ESPP in                        . The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement for this offering.

        Share Reserve.    The ESPP initially authorizes the issuance of                                    shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st each year, starting January 1,                        and continuing through January 1, 2020, by the least of 1% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, 250,000 shares, or the number of shares of common stock as determined by our board of directors. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. As of the date hereof, no rights have been granted and no shares of our common stock have been purchased under our ESPP.

        Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the ESPP. Our board of directors has delegated its authority to administer the ESPP to our compensation committee.

        Purchase Rights.    The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Purchase rights are generally not transferable. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. An offering may be terminated early under certain circumstances such as a material change in control of the Company.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 10% of their base compensation toward the purchase of our common stock under the ESPP subject to the limitations set forth below.

        Purchase Price.    Unless otherwise determined by our board of directors, common stock will be purchased for participating employees at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week (b) customarily employed for more than five months per calendar year, or (c) a waiting period of continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock, based on the fair market value per share of our common stock at the beginning of an offering, for each calendar year in which such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if, immediately after such rights are granted, such employee would own five percent or more of the total combined voting power or value of all classes of our outstanding capital stock.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure without receipt of consideration by us, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the ESPP, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and number of shares and purchase price of all outstanding purchase rights, and (d) any limits on the class and number of shares that may be purchased in an offering or purchase period (if applicable).

        Corporate Transactions.    In the event of certain significant corporate transactions, such as an acquisition of the Company that results in a material change in the ownership of the Company, any then-outstanding purchase rights under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company, provided that the rights of any participant under any such assumption, continuation or substitution will not be impaired. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

        Plan Amendments.    Our board of directors has the authority to amend, suspend or terminate the ESPP, provided any such action will not be taken without the consent of a participant that would be adversely affected in an ongoing offering under the ESPP. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law.

401(k) Plan

        We have a 401(k) Plan covering certain employees. Currently, all of our employees over the age of 18 are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 90% of their base salary and cash compensation or the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2010 is $16,500 for employees under 50 years of age and those employees 50 years of age or older are eligible to contribute an additional $5,500. We currently do not make matching or other contributions to the 401(k) Plan on behalf of eligible employees. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us and expect to increase the level upon completion of this offering.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. A director or officer can only enter into a 10b5-1 plan when he or she is not in possession of material non-public information regarding the Company. Under certain circumstances, a broker may subsequently execute trades pursuant to such plan, even if the director or officer has subsequently come into possession of material non-public information. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, since January 1, 2007, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Issuance of Series E Convertible Preferred Stock

        In December 2008, we issued an aggregate of 14,761,455 shares of our Series E convertible preferred stock at a price per share of $3.3872 for an aggregate purchase price of approximately $50.0 million, which included conversion of the aggregate principal amount and accrued interest on the convertible promissory notes described below. The table below sets forth the number of shares of Series E convertible preferred stock sold to our directors, executive officers, 5% stockholders and their affiliates. Upon completion of this offering, each share of Series E convertible preferred stock will convert into one share of our common stock.

Name(1)	Number of Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price ($)
GSK(2)	8,856,873	30,000,000
Funds affiliated with Rho Ventures(3)	1,106,180	3,746,853
Funds affiliated with Venrock(4)	695,532	2,355,906
Funds affiliated with Care Capital(5)	535,025	1,812,237
Aberdare II Annex Fund, L.P.(6)	498,225	1,687,588
McAdams-Shapiro Family Trust dated May 24, 1999(7)	4,000	13,549
Stephen Benkovic(8)	4,000	13,549

(1)
None of our executive officers were issued shares of our Series E convertible preferred stock.

(2)
Zhi Hong, Ph.D. is one of our directors and Senior Vice President and Head of the Infectious Disease Center of Excellence for Drug Discovery at GSK. Dr. Hong became a director as a result of our collaboration with GSK.

(3)
Includes 301,780 shares purchased by Rho Management Trust I, 326,076 shares purchased by Rho Ventures IV (QP), L.P., 138,505 shares purchased by Rho Ventures IV, L.P. and 339,819 shares purchased by Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Capital Partners, Inc. is the investment adviser for Rho Management Trust I. Rho Management Ventures IV, L.L.C. is the general partner of each of Rho Ventures IV (QP), L.P. and Rho Ventures IV, L.P. Rho Capital Partners Verwaltungs GmbH is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG. Mark Leschly is one of our directors and a managing partner of Rho Capital Partners, Inc., a managing member of Rho Management Ventures IV, L.L.C. and a managing director of Rho Capital Partners Verwaltungs GmbH.

(4)
Includes 566,163 shares purchased by Venrock Associates IV, L.P., 115,458 shares purchased by Venrock Partners, L.P. and 13,911 shares purchased by Venrock Entrepreneurs Fund IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC and VEF Management IV, LLC, or the Venrock GP Entities, are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively, or the Venrock Funds, and have voting and investment power over the shares held by the Venrock Funds. Anders Hove is one of our directors and is a Member of each of the Venrock GP Entities.

(5)
Includes 500,676 shares purchased by Care Capital Investments II, L.P. and 34,349 shares purchased by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the managing members of their general partner, Care Capital II, LLC. Richard J. Markham is one of our directors and a partner of Care Capital LLC, an affiliate of Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P.

(6)
Aberdare GP II, LLC is the general partner of Aberdare II Annex Fund, L.P. Paul H. Klingenstein is one of our directors and a managing director of Aberdare GP II, LLC, an affiliate of Aberdare II Annex Fund, L.P.

(7)
Lucy Shapiro, Ph.D., one of our directors, is affiliated with the McAdams-Shapiro Family Trust dated May 24, 1999.

(8)
Stephen J. Benkovic, Ph.D. resigned from our board of directors on May 27, 2009.

2008 Convertible Promissory Note Financing

        In December 2008, we entered into a Secured Subordinated Convertible Note Purchase Agreement with certain of our stockholders pursuant to which we issued secured subordinated convertible promissory notes in an aggregate principal amount of $3.0 million. Such convertible promissory notes were secured by our assets, excluding intellectual property, were subordinate to certain senior indebtedness, and accrued interest at the rate of 8% per annum, compounded annually. In December 2008, the aggregate principal amount and accrued interest on such convertible promissory notes converted into 888,858 shares of our Series E convertible preferred stock at a price per share of $3.3872. The table below sets forth the convertible promissory notes sold to our 5% stockholders.

Name	Aggregate Principal Amount of Notes ($)
Funds affiliated with Rho Ventures(1)	1,162,067
Funds affiliated with Venrock(2)	730,672
Funds affiliated with Care Capital(3)	562,056
Aberdare II Annex Fund, L.P.(4)	545,205

(1)
Includes notes in the aggregate principal amount of $317,027 purchased by Rho Management Trust I, notes in the aggregate principal amount of $342,550 purchased by Rho Ventures IV (QP), L.P., notes in the aggregate principal amount of $145,503 purchased by Rho Ventures IV, L.P. and notes in the aggregate principal amount of $356,987 purchased by Rho Ventures IV GmbH & Co. Beteiligungs KG. Rho Capital Partners, Inc. is the investment adviser for Rho Management Trust I. Rho Management Ventures IV, L.L.C. is the general partner of each of Rho Ventures IV (QP), L.P. and Rho Ventures IV, L.P. Rho Capital Partners Verwaltungs GmbH is the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG. Mark Leschly is one of our directors and a managing partner of Rho Capital Partners, Inc., a managing member of Rho Management Ventures IV, L.L.C. and a managing director of Rho Capital Partners Verwaltungs GmbH.

(2)
Includes notes in the aggregate principal amount of $594,767 purchased by Venrock Associates IV, L.P., notes in the aggregate principal amount of $121,292 purchased by Venrock Partners, L.P. and notes in the aggregate principal amount of $14,613 purchased by Venrock Entrepreneurs Fund IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC and VEF Management IV, LLC, or the Venrock GP Entities, are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively, or the Venrock Funds, and have voting and investment power over the shares held by the Venrock Funds. Anders Hove is one of our directors and is a Member of each of the Venrock GP Entities.

(3)
Includes notes in the aggregate principal amount of $525,972 purchased by Care Capital Investments II, L.P. and notes in the aggregate principal amount of $36,084 purchased by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the managing members of their general partner, Care Capital II, LLC. Richard J. Markham is one of our directors and a partner of Care Capital LLC, an affiliate of Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P.

(4)
Aberdare GP II, LLC is the general partner of Aberdare II Annex Fund, L.P. Paul H. Klingenstein is one of our directors and a managing director of Aberdare GP II, LLC, an affiliate of Aberdare II Annex Fund, L.P.

2009 Stock Option Repricing

        Effective April 1, 2009, our board of directors authorized the repricing of options to purchase 3,321,855 shares of our common stock granted from June 2007 through August 2008 with original exercise prices ranging from $2.55 to $4.45 per share to an exercise price of $1.45 per share. The fair value of our common stock on April 1, 2009 was $1.00 per share. All of our executive officers and directors who held eligible stock options participated in the repricing. Other than the exercise price and the grant date, the terms of each stock option that was repriced on April 1, 2009, including the vesting commencement date and vesting schedule, did not change from the initial terms.

        The following table sets forth the options held by our executive officers and directors, which were repriced on April 1, 2009.

Name	Number of Options	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(1)
David P. Perry	438,000	1.45	105,064
Christine E. Gray-Smith(2)	580,000	1.45	101,449
Irwin A. Heyman	142,500	1.45	30,639
Kirk R. Maples	159,900	1.45	38,356
Jacob J. Plattner	142,000	1.45	34,062
Lucy Shapiro	15,000	1.45	1,582

(1)
The amounts represent the incremental fair value of options repriced on April 1, 2009, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11 to our financial statements included in this prospectus.

(2)
Ms. Gray-Smith retired from our Company as Senior Vice President and Chief Financial Officer in April 2009 and is currently a consultant.

Investors' Rights Agreement

        We are party to an investors' rights agreement that provides that holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Other Transactions

        We have entered into change of control agreements with each of our executive officers that, among other things, provide for certain severance and change of control benefits and, upon the completion of this offering, will provide certain additional severance benefits. For a description of these agreements, see "Compensation Discussion and Analysis—Change of Control and Severance Agreements."

        We have granted stock options to our executive officers and certain of our directors. For a description of these options, see "Compensation Discussion and Analysis—Grants of Plan-Based Awards Table," and "Management—Director Compensation."

        We have entered into indemnification agreements with each of our current directors and officers. See "Compensation Discussion and Analysis—Limitation on Liability and Indemnification Matters."

        We have entered into a consulting agreement with Dr. Benkovic, who was formerly one of our directors. See "Director Compensation—Agreements with Directors."

        We have entered into a consulting agreement with Ms. Gray-Smith, who was formerly our Senior Vice President and Chief Financial Officer. See "Management—Consulting Compensation."

Policies and Procedures for Related Party Transactions

        Our audit committee charter provides that the audit committee will review and approve related party transactions. This review will cover any material transaction, arrangement or relationship, or any material series of similar transactions, arrangements or relationships, in which we were or are to be a participant, and a related party had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information about the beneficial ownership of our common stock at August 31, 2010 for:

  •
  each named executive officer;

  •
  each of our directors;

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock; and

  •
  all of our executive officers and directors as a group.

        Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Anacor Pharmaceuticals, Inc., 1020 East Meadow Circle, Palo Alto, CA 94303-4230. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed shares of common stock subject to options held by that person that are exercisable within 60 days of August 31, 2010 to be outstanding. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        We have based our calculation of the percentage of beneficial ownership prior to the offering on 63,065,133 shares of common stock outstanding on August 31, 2010.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Prior to the Offering	After the Offering
5% Stockholders:
Funds affiliated with Rho Ventures(1)	16,107,161	25.5%
Funds affiliated with Venrock Associates(2)	10,127,695	16.1%
SmithKline Beecham Corporation d/b/a GlaxoSmithKline(3)	8,856,873	14.0%
Funds affiliated with Care Capital(4)	7,790,535	12.4%
Funds affiliated with Aberdare Ventures(5)	7,259,692	11.5%
Named Executive Officers and Directors:
David P. Perry(6)	3,126,332	4.8%
Christine Gray-Smith(7)	399,165	*
Irwin A. Heyman, Ph.D.(8)	330,261	*
Kirk R. Maples, Ph.D.(9)	619,616	*
Jacob J. Plattner, Ph.D.(10)	625,210	*
Mark Leschly(11)	16,107,161	25.5%
Zhi Hong, Ph.D.(12)	—	—
Anders D. Hove, M.D.(13)	10,127,695	16.1%
Paul H. Klingenstein(14)	7,549,709	12.0%
Richard J. Markham(15)	7,790,535	12.4%
Lucy Shapiro, Ph.D.(16)	2,446,981	3.9%
All executive officers and directors as a group (10 persons)(17)	48,723,500	73.3%

*
Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
Includes 4,394,248 shares held by Rho Management Trust I, 4,748,016 shares held by Rho Ventures IV (QP), L.P., 2,016,781 shares held by Rho Ventures IV, L.P. and 4,948,116 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. The voting and dispositive decisions with respect to the shares held by Rho Management Trust I are made by the following managing partners of its investment advisor Rho Capital Partners, Inc., each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein: Mark Leschly, Habib Kairouz and Joshua Ruch. The voting and dispositive decisions with respect to the shares held by Rho Ventures IV (QP), L.P. and Rho Ventures IV, L.P. are made by the following managing members of their general partner, Rho Management Ventures IV, L.L.C., each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein: Mark Leschly, Habib Kairouz and Joshua Ruch. The voting and dispositive decisions with respect to the shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG are made by the following managing directors of its general partner, Rho Capital Partners Verwaltungs GmbH, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein: Mark Leschly, Habib Kairouz and Joshua Ruch. The address for the funds affiliated with Rho Ventures is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, New York 10019.

(2)
Includes 8,243,944 shares held by Venrock Associates IV, L.P., 1,681,197 shares held by Venrock Partners, L.P. and 202,554 shares held by Venrock Entrepreneurs Fund IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC and VEF Management IV, LLC, or the Venrock GP Entities, are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively, or the Venrock Funds, and have voting and investment power over the shares held by the Venrock Funds. Anders Hove is a Member of each of the Venrock GP Entities, and each of Dr. Hove and the Venrock GP Entities disclaims beneficial ownership of the shares held by the Venrock Funds, except to the extent of their respective pecuniary interests therein. The address for the Venrock Funds is 530 Fifth Avenue, 22nd Floor, New York, New York 10036.

(3)
The address for SmithKline Beecham Corporation d/b/a GlaxoSmithKline is 709 Swedeland Road, P.O. Box 1539, King of Prussia, Pennsylvania 19406-0939.

(4)
Includes 7,290,382 shares held by Care Capital Investments II, L.P. and 500,153 shares held by Care Capital Offshore Investments II, L.P. The voting and disposition of the shares held by Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P. is determined by the following managing members of their general partner, Care Capital II, LLC, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein: Jan Leschly, Argeris N. Karabelas, Ph.D. and David R. Ramsay. The address for the funds affiliated with Care Capital is 47 Hulfish Street, Suite 310, Princeton, New Jersey 08542.

(5)
Includes 498,225 shares held by Aberdare II Annex Fund, L.P., 149,876 shares held by Aberdare Ventures II (Bermuda), L.P. and 6,611,591 shares held by Aberdare Ventures II, L.P. Aberdare GP II, LLC is the general partner of each of Aberdare II Annex Fund, L.P., Aberdare Ventures II (Bermuda), L.P. and Aberdare Ventures II, L.P. Paul Klingenstein, Sami Hamade, Daniel Kisner and John Odden share voting and investment power over the shares held by Aberdare II Annex Fund, L.P., Aberdare Ventures II (Bermuda), L.P. and Aberdare Ventures II, L.P. and each disclaims beneficial ownership of the shares held by Aberdare II Annex Fund, L.P., Aberdare Ventures II (Bermuda), L.P. and Aberdare Ventures II, L.P. except to the extent of his pecuniary interest therein. The address for the funds affiliated with Aberdare Ventures is One Embarcadero Center, Suite 4000, San Francisco, California 94111.

(6)
Includes 1,820,559 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

(7)
Represents 399,165 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

(8)
Represents 330,261 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

(9)
Represents 619,616 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

(10)
Represents 625,210 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

(11)
Mr. Leschly is a managing partner of Rho Capital Partners, Inc., a managing member of Rho Management Ventures IV, L.L.C. and a managing director of Rho Capital Partners Verwaltungs GmbH, and in such capacities he may be deemed to beneficially own the shares owned by the funds affiliated with Rho Ventures. Mr. Leschly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Leschly is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, New York 10019.

(12)
The address for Dr. Hong is c/o SmithKline Beecham Corporation d/b/a GlaxoSmithKline, Five Moore Drive, P.O. Box 13398, Research Triangle Park, North Carolina 27709.

(13)
Dr. Hove is a Member of each of the Venrock GP Entities, which are the sole general partners of the Venrock Funds, and have voting and investment power over the shares held by the Venrock Funds. Each of Dr. Hove and the Venrock GP Entities disclaims beneficial ownership of the shares held by the Venrock Funds, except to the extent of their respective pecuniary interests therein. The address of Dr. Hove is 530 Fifth Avenue, 22nd Floor, New York, New York 10036.

(14)
Includes 498,225 shares held by Aberdare II Annex Fund, L.P., 149,876 shares held by Aberdare Ventures II (Bermuda), L.P., 6,611,591 shares held by Aberdare Ventures II, L.P. and 290,017 shares held by Mr. Klingenstein. Mr. Klingenstein is a managing director of Aberdare GP II, LLC, the general partner of each of Aberdare II Annex Fund, L.P., Aberdare Ventures II (Bermuda), L.P. and Aberdare Ventures II, L.P., and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Mr. Klingenstein is One Embarcadero Center, Suite 4000, San Francisco, California 94111.

(15)
Mr. Markham is a partner of Care Capital LLC, an affiliate of Care Capital Investments II, L.P. and Care Capital Offshore Investments II, L.P., and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Mr. Markham is 47 Hulfish Street, Suite 310, Princeton, New Jersey 08542.

(16)
Includes 1,987,088 shares held by McAdams-Shapiro Family Trust dated May 24, 1999 and 256,666 shares held by Heather Larson, Trustee of the Shapiro-McAdams 2004 Trust dated December 21, 2004, each affiliates of Dr. Shapiro. Dr. Shapiro and her spouse, Dr. Harley McAdams, share voting and investment power over the shares held by the McAdams-Shapiro Family Trust dated May 24, 1999, and Heather Larson, the daughter of Drs. Shapiro and McAdams, has voting and investment power over the shares held by the Shapiro-McAdams 2004 Trust dated December 21, 2004. Also includes 21,979 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

(17)
Includes 3,417,625 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2010.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                                     shares of common stock, $0.001 par value per share, and                                    shares of preferred stock, $0.001 par value per share.

        As of August 31, 2010, there were outstanding:

  •
  7,461,322 shares of our common stock held by approximately 35 stockholders;

  •
  55,603,811 shares of our common stock issuable upon conversion of our preferred stock and held by approximately 31 stockholders;

  •
  8,921,023 shares of our common stock issuable upon exercise of outstanding stock options; and

  •
  989,244 shares of our common stock issuable upon the exercise of warrants.

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the closing of this offering.

Common Stock

Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                                    shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding and we have no present plan to issue any shares of preferred stock.

Warrant

        As of August 31, 2010, there were two outstanding warrants to purchase 300,578 shares and 485,548 shares, respectively, of our common stock, each at an exercise price of $1.73 per share, and another warrant to purchase 203,118 shares of our common stock at an exercise price of $3.3872 per share. The warrants may be exercised at any time prior to their termination dates of June 30, 2013, May 1, 2015 and January 1, 2017, respectively.

Registration Rights

        We are party to an investors' rights agreement which provides that holders of 56,593,055 shares of our common stock issuable or issued upon conversion of our preferred stock, or registrable securities, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain piggyback registration rights allowing the holders to include their registrable securities in such registration, subject to certain marketing and other limitations. Pursuant to the investors' rights agreement, the holders of registrable securities have the right upon the earlier of six months after the completion of this offering and December 31, 2011 to require us to file a registration statement under the Securities Act in order to register the resale of their shares of registrable securities, provided that such registration meets certain thresholds. We may, in certain circumstances, defer such registrations. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. The holders of registrable securities have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our amended and restated certificate of incorporation will require a 67% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders.

        The combination of the classification of our board of directors, the lack of cumulative voting and the 67% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any effort to acquire us.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the entity's or person's affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision of our amended and restated certificate of incorporation also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers and some employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The NASDAQ Global Market Listing

        We are applying to have our common stock approved for listing on the NASDAQ Global Market under the symbol "ANAC."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                                  .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of August 31, 2010, upon completion of this offering,                         shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining 63,065,133 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as amended, a person (or persons whose shares are aggregated) who is one of our affiliates and who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately                                     shares immediately after the completion of this offering, or                shares if the underwriters exercise their over-allotment option; or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement.

        A person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriters" included elsewhere in this prospectus and will become eligible for sale only upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

        We, along with our directors and executive officers and substantially all of our other security holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, or make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters.

Registration Rights

        We are party to an investors' rights agreement which provides that certain holders of our common stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See "Description of Capital Stock—Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

        As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2001 Plan, our 2010 Plan and our 2010 Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. For a more complete discussion of our stock plans, see "Management—Employee Benefit and Stock Plans."

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, regulated investment companies, real estate investment trusts, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested any ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment).

        The following discussion is for general information only and is not tax advice. Persons considering the purchase of common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

        For the purposes of this discussion, a "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A "U.S. Holder" means a beneficial owner of common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

        Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder's entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to such agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

        We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments.

        To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on disposition of common stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and if required by an applicable income tax treaty is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised at least half of our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder's holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

        If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a Non-U.S. Holder and we are a United States real property holding corporation described in (c) above, your gain derived from the sale generally will be taxed in the same manner as gain described in (a) above, except that the branch profits tax generally will not apply.

Information reporting requirements and backup withholding

        Generally, we must report information to the IRS with respect to any dividends we pay on our stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The current backup withholding rate is 28%, but is scheduled to increase to 31% after 2010.

        Under current U.S. federal income tax law, U.S. information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that backup withholding may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Backup withholding may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the IRS.

Recently enacted legislation affecting taxation of our common stock held by or through foreign entities

        Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

New healthcare legislation

        Under newly enacted legislation, certain U.S. holders that are individuals, estates or trusts will be required to pay an additional tax on, among other things, interest and dividends on and capital gains from the sale or other disposition of notes and stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our notes and common stock.

Federal estate tax

        An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

        Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Cowen and Company, LLC
Wedbush Securities Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, and our other stockholders have agreed, subject to certain exceptions, that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi and Deutsche Bank Securities, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares listed on the Nasdaq Global Market under the symbol "ANAC."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by Anacor
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

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  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

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  Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Preliminary Private Placement Discussions

        Between July 2010 and August 20, 2010, we were engaged in preliminary discussions with a number of potential investors concerning a possible private placement of up to $30.0 million of our convertible debt securities. We offered securities only to persons that were, or that we reasonably believed to be, accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended. The private placement was intended to be completed in reliance upon Rule 506 of Regulation D. On August 20, 2010 we ceased discussions regarding the private placement and all offering activity in connection therewith was terminated in order to enable us to pursue this offering. No offers to buy or indications of interest given in the private placement discussions were accepted and none of the securities contemplated in the proposed private placement will be sold in this offering. This prospectus supersedes any offering materials used in the proposed private placement.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Cooley LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 89,985 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.anacor.com. The information on, or accessible through, our website is not part of this prospectus. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Anacor Pharmaceuticals, Inc.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Anacor Pharmaceuticals, Inc.

        We have audited the accompanying balance sheets of Anacor Pharmaceuticals, Inc. (the Company) as of December 31, 2008 and 2009 and the related statements of operations, convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anacor Pharmaceuticals, Inc. at December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming that Anacor Pharmaceuticals, Inc. will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has incurred recurring losses, has a net capital deficiency and has an accumulated deficit. These conditions raise substantial doubt about Anacor Pharmaceuticals, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The 2009 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Palo Alto, California
June 9, 2010

Anacor Pharmaceuticals, Inc.

Balance Sheets

(In Thousands, Except Share and Per Share Data)

				Pro Forma Stockholders' Equity at June 30 2010
	December 31
			June 30 2010
	2008	2009
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$47,305	$8,584	$5,092
Short-term investments	—	5,919	—
Short-term restricted investment	—	—	56
Contract receivable—related party	3,000	—	385
Contract receivable	267	73	112
Prepaid expenses and other current assets	610	620	457

Total current assets	51,182	15,196	6,102
Property and equipment, net	3,012	2,462	2,091
Restricted investments	196	196	140
Deferred initial public offering costs	—	—	890
Other assets	125	91	79

Total assets	$54,515	$17,945	$9,302

Liabilities, convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$2,057	$1,746	$1,267
Accrued liabilities	3,717	3,628	4,051
Notes payable	3,908	2,866	5,904
Preferred stock warrants liability	937	1,273	1,378	—
Deferred revenue	10,727	2,050	2,768

Total current liabilities	21,346	11,563	15,368
Deferred rent	726	835	873
Notes payable, less current portion	10,381	7,858	4,891
Deferred revenue, less current portion	7,500	5,500	4,500
Commitments and contingencies
Convertible preferred stock: $0.001 par value; authorized: 55,672,227 shares at December 31, 2008, 2009 and June 30, 2010 (unaudited); issued and outstanding: 54,547,556 shares at December 31, 2008, 2009 and June 30, 2010 (unaudited); aggregate liquidation value of $87,920 at December 31, 2008, 2009 and June 30, 2010 (unaudited) ; shares authorized, no shares issued or outstanding pro forma (unaudited)	87,473	87,473	87,473
Stockholders' equity (deficit):
Common stock, $0.001 par value; authorized: 75,500,000 shares at December 31, 2008, 2009 and June 30 2010 (unaudited); issued and outstanding: 7,042,600 shares, 7,218,509 shares and 7,454,032 shares at December 31, 2008, 2009, and June 30, 2010 (unaudited), respectively; shares authorized, 63,057,843 shares issued and outstanding pro forma (unaudited)	7	7	7	$63
Additional paid-in capital	3,365	5,829	6,937	95,732
Accumulated other comprehensive income	—	2	—	—
Accumulated deficit	(76,283)	(101,122)	(110,747)	(110,747)

Total stockholders' equity (deficit)	(72,911)	(95,284)	(103,803)	$(14,952)

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$54,515	$17,945	$9,302

See accompanying notes.

Anacor Pharmaceuticals, Inc.

Statements of Operations

(In Thousands, Except Share and Per Share Data)

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Revenues:
Contract revenue	$20,738	$19,776	$9,793	$9,214	$6,365
Contract revenue—related party	500	5,300	8,850	1,825	1,019
Government contract and grant revenue	51	—	—	—	—

Total revenues	21,289	25,076	18,643	11,039	7,384
Operating expenses:
Research and development	24,597	36,189	34,083	17,141	12,724
General and administrative	7,924	10,171	7,054	3,704	3,649

Total operating expenses	32,521	46,360	41,137	20,845	16,373

Loss from operations	(11,232)	(21,284)	(22,494)	(9,806)	(8,989)
Interest income	1,469	500	154	88	8
Interest expense	(1,268)	(2,298)	(2,434)	(1,418)	(1,110)
Other income (expense)	(580)	1,413	(80)	(295)	466

Loss before income tax benefit	(11,611)	(21,669)	(24,854)	(11,431)	(9,625)
Income tax benefit	—	44	15	—	—

Net loss	$(11,611)	$(21,625)	$(24,839)	$(11,431)	$(9,625)

Net loss per common share—basic and diluted	$(1.70)	$(3.08)	$(3.51)	$(1.62)	$(1.30)

Weighted-average number of common shares used in calculating net loss per common share—basic and diluted	6,844,996	7,025,698	7,075,416	7,042,600	7,415,710

Net loss used to compute pro forma net loss per common share—basic and diluted (unaudited) (Note 2)			$(24,759)		$(10,091)

Pro forma net loss per common share—basic and diluted (unaudited) (Note 2)			$(0.40)		$(0.16)

Weighted-average number of common shares used in calculating pro forma net loss per common share—basic and diluted (unaudited) (Note 2)			62,679,227		63,019,521

See accompanying notes.

Anacor Pharmaceuticals, Inc.
Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(In Thousands, Except Share Data)

	Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Income
					Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	39,786,101	$37,637	6,626,491	$7	$510	$—	$(43,047)	$(42,530)
Issuance of common stock upon exercise of stock options	—	—	386,499	—	51	—	—	51
Stock-based compensation on options issued to consultants	—	—	—	—	401	—	—	401
Employee stock-based compensation expense	—	—	—	—	398	—	—	398
Comprehensive loss:
Net loss	—	—	—	—	—	—	(11,611)	(11,611)
Unrealized gain on marketable securities	—	—	—	—	—	80	—	80

Comprehensive loss								(11,531)

Balance at December 31, 2007	39,786,101	37,637	7,012,990	7	1,360	80	(54,658)	(53,211)
Issuance of Series E convertible preferred stock, net of financing costs	13,872,597	46,825	—	—	—	—	—	—
Issuance of Series E convertible preferred stock upon conversion of promissory notes and accrued interest	888,858	3,011	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	29,610	—	14	—	—	14
Stock-based compensation on options issued to consultants	—	—	—	—	282	—	—	282
Employee stock-based compensation expense	—	—	—	—	1,709	—	—	1,709
Comprehensive loss:
Net loss	—	—	—	—	—	—	(21,625)	(21,625)
Change in unrealized gain on marketable securities	—	—	—	—	—	(80)	—	(80)

Comprehensive loss								(21,705)

Balance at December 31, 2008	54,547,556	87,473	7,042,600	7	3,365	—	(76,283)	(72,911)
Issuance of common stock upon exercise of stock options	—	—	175,909	—	14	—	—	14
Stock-based compensation on options issued to consultants	—	—	—	—	193	—	—	193
Employee stock-based compensation expense	—	—	—	—	2,257	—	—	2,257
Comprehensive loss:
Net loss	—	—	—	—	—	—	(24,839)	(24,839)
Change in unrealized gain on marketable securities	—	—	—	—	—	2	—	2

Comprehensive loss								(24,837)

Balance at December 31, 2009	54,547,556	$87,473	7,218,509	$7	$5,829	$2	$(101,122)	$(95,284)
Issuance of common stock upon exercise of stock options	—	—	235,523	—	39	—	—	39
Stock-based compensation on options issued to consultants	—	—	—	—	65	—	—	65
Employee stock-based compensation expense	—	—	—	—	1,004	—	—	1,004
Comprehensive loss:
Net loss	—	—	—	—	—	—	(9,625)	(9,625)
Change in unrealized gain on marketable securities	—	—	—	—	—	(2)	—	(2)

Comprehensive loss								(9,627)

Balance at June 30, 2010 (unaudited)	54,547,556	$87,473	7,454,032	$7	$6,937	$—	$(110,747)	$(103,803)

See accompanying notes.

Anacor Pharmaceuticals, Inc.

Statements of Cash Flows

(In Thousands)

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Operating activities
Net loss	$(11,611)	$(21,625)	$(24,839)	$(11,431)	$(9,625)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	304	536	752	374	373
Amortization of debt issuance costs	138	542	771	447	387
Write-off of deferred initial public offering costs	—	2,136	—	—	—
Stock-based compensation	799	1,991	2,450	1,322	1,069
Change in fair value of preferred stock warrants liability	580	(1,403)	80	295	(465)
Amortization of premium on short-term investments	(218)	(291)	322	118	27
Accrual of final payment on notes payable	307	459	424	248	266
Changes in assets and liabilities:
Contract receivable—related party	—	(3,000)	3,000	3,000	(385)
Contract receivable	(1,026)	759	194	146	(39)
Receivable from government contract and grant	414	—	—	—	—
Prepaid and other current assets	(310)	(126)	(10)	(139)	163
Other assets	—	(45)	—	—	—
Deferred initial public offering costs	(2,136)	—	—	—	(890)
Accounts payable	1,796	(1,793)	(311)	110	(479)
Accrued liabilities	1,580	1,199	(89)	(936)	423
Deferred revenue	37,682	(19,455)	(10,677)	(9,682)	(282)
Deferred rent	—	726	109	59	38

Net cash provided by (used in) operating activities	28,299	(39,390)	(27,824)	(16,069)	(9,419)
Investing activities
Purchases of short-term investments	(22,867)	(1,474)	(32,039)	(32,039)	—
Maturities of short-term investments	—	24,850	23,785	5,750	5,890
Sales of short-term investments	—	—	2,016	—	—
Changes in restricted investments	(111)	—	—	—	—
Acquisition of property and equipment	(1,282)	(2,126)	(202)	(126)	(2)

Net cash provided by (used in) investing activities	(24,260)	21,250	(6,440)	(26,415)	5,888
Financing activities
Proceeds from the issuance of convertible preferred stock	—	46,825	—	—	—
Proceeds from the exercise of stock options by employees and consultants	51	14	14	—	39
Proceeds from convertible promissory notes	—	3,000	—	—	—
Proceeds from notes payable	—	7,000	—	—	—
Principal payments on notes payable	—	(720)	(4,471)	(1,092)	—

Net cash provided by (used in) financing activities	51	56,119	(4,457)	(1,092)	39

Net increase (decrease) in cash and cash equivalents	4,090	37,979	(38,721)	(43,576)	(3,492)
Cash and cash equivalents at beginning of period	5,236	9,326	47,305	47,305	8,584

Cash and cash equivalents at end of period	$9,326	$47,305	$8,584	$3,729	$5,092

Supplemental schedule of noncash financing activities
Conversion of promissory notes and accrued interest to convertible preferred stock	$—	$3,011	$—	$—	$—

Supplemental disclosure of cash flow information
Interest paid	$820	$1,288	$1,238	$723	$456

Fair value of warrants to purchase convertible preferred stock issued in connection with notes payable	$—	$1,216	$256	$256	$570

See accompanying notes.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

1. The Company

Nature of Operation

        Anacor Pharmaceuticals, Inc. (the Company) was incorporated in the state of Delaware on December 14, 2000 and began business operations in March 2002. The Company is a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from its boron chemistry platform. The Company has discovered, synthesized and developed five molecules that are currently in clinical development. Its three lead programs are AN2690, a topical antifungal for the treatment of onychomycosis; AN2728, a topical anti-inflammatory for the treatment of psoriasis; and GSK2251052 (GSK '052, formerly referred to as AN3365), a systemic antibiotic for the treatment of infections caused by Gram-negative bacteria. In addition to its three lead programs, the Company has two other clinical product candidates, AN2718, its second topical antifungal product candidate, and AN2898, its second topical anti-inflammatory product candidate. The Company also has a pipeline of internally discovered topical and systemic boron-based compounds in development.

        The Company is also conducting research on additional systemic antibiotics under an October 2007 collaboration agreement with SmithKline Beecham Corporation d/b/a GlaxoSmithKline (GSK). The Company entered into the six-year research and development collaboration, option and license agreement with GSK for the discovery, development and worldwide commercialization of boron-based systemic therapeutics (see Note 8). As a result of the purchase of shares of the Company's Series E convertible preferred stock in December 2008, GSK became a related party (see Notes 8 and 9).

        In February 2007, the Company entered into a worldwide license, development and commercialization agreement with Schering Corporation (Schering), a wholly owned subsidiary of Schering-Plough, for the development and commercialization of AN2690 (see Note 8). In November 2009, Schering merged with Merck & Co., Inc. (Merck) and in May 2010, Anacor regained the exclusive worldwide rights to AN2690. Merck did not retain any rights to this compound.

Need to Raise Additional Capital

        The Company has incurred net losses from operations since its inception, had net losses of $24.8 million and $9.6 million during the year ended December 31, 2009, and the six months ended June 30, 2010, respectively, and had accumulated deficits of $101.1 million and $110.7 million at December 31, 2009 and June 30, 2010, respectively. The Company has financed its operations primarily through the sale of equity securities, debt arrangements, government contracts and grants and the payments received under its agreements with GSK and Schering. To date, none of the Company's product candidates have been approved for sale and therefore the Company has not generated any revenues from product sales. Management expects operating losses to continue for the foreseeable future. Management believes the Company's cash and cash equivalents and short-term investments at December 31, 2009 and June 30, 2010 will not be sufficient to fund the cash needs of the Company through at least the next twelve months. As a result, the Company will need to obtain additional capital through equity offerings and/or debt financing and/or payments under new or existing licensing and research and development collaboration agreements. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs, which may have a material adverse effect on the Company's business, results of operations and financial condition.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which considers the realization of assets and the settlement of liabilities

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

1. The Company (Continued)

and commitments in the normal course of business. The financial statements for the year ended December 31, 2009 and the six months ended June 30, 2010 (unaudited) do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Interim Financial Information

        The accompanying balance sheet as of June 30, 2010, the statements of operations and cash flows for the six months ended June 30, 2009 and 2010 and the statements of convertible preferred stock and stockholder's equity (deficit) for the six months ended June 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2010 and the results of its operations and cash flows for the six months ended June 30, 2009 and 2010. The financial data and other information disclosed in these notes to the financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for the year ending December 31, 2010 or for any other interim period or for any future year.

Subsequent Events

        The Company applies Accounting Standards Codification (ASC) Topic No. 855 for the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. For the financial statements at December 31, 2009 and the year then ended, the Company has evaluated subsequent events through June 9, 2010, the date these financial statements were issued.

Unaudited Pro Forma Stockholders' Equity

        In            2010, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission (SEC) for the Company to sell shares of its common stock to the public. If the contemplated offering is completed pursuant to the criteria set forth in the Company's Amended and Restated Certificate of Incorporation, all of the convertible preferred stock outstanding (Note 9) will automatically convert into an aggregate of 55,603,811 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 2010. In addition, the preferred stock warrants (Note 10) will automatically convert to common stock warrants and the preferred stock warrants liability will be reclassified to additional paid-in capital. The unaudited pro forma balance sheet information at June 30, 2010 gives effect to the automatic conversion of all outstanding shares of the convertible preferred stock to common stock, and the related reclassification of the preferred stock warrants liability to additional paid-in capital.

Use of Estimates

        The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

assets and liabilities. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, fair values of assets, convertible preferred stock and common stock, income taxes, preclinical study and clinical trial accruals and other contingencies. Management bases its estimates on historical experience or on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash, Cash Equivalents and Short-Term Investments

        The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash and cash equivalents. Investments with a maturity date of more than three months, but less than twelve months, from the date of purchase are considered short-term investments and are classified as current assets. The Company's short-term investments in marketable securities are classified as available for sale. Securities available for sale are carried at estimated fair value, with unrealized gains and losses reported as part of accumulated other comprehensive income or loss, a separate component of stockholders' equity (deficit). The Company has estimated the fair value amounts by using available market information. The cost of available-for-sale securities sold is based on the specific-identification method.

Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, restricted investments, contract receivables and accounts payable, approximate their fair value due to their short maturities. Based on the borrowing rates available to the Company for loans with similar terms and average maturities, the carrying value of the Company's long-term notes payable approximate their fair values at December 31, 2009 and June 30, 2010.

        Fair value is considered to be the price at which an asset could be exchanged or a liability transferred (an exit price) in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on or derived from observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and restricted investments. Substantially all the Company's cash, cash equivalents and restricted investments are held by two financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. At December 31, 2009, 91% of the cash and cash equivalents were held in a money market fund invested in U.S. Treasuries, securities guaranteed as to principal and interest by the U.S. government and repurchase agreements in respect of such securities. The Company's short-term investments at December 31, 2009 were held in securities guaranteed as to principal and interest by the U.S. government. The Company did not hold any short-term investments at June 30, 2010. The Company

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

has not experienced any losses on its deposits of cash, cash equivalents, short-term investments and restricted investments and management believes that its guidelines for investment of its excess cash maintain safety and liquidity through diversification and investment maturity.

Customer Concentration

        The Company's revenues consist primarily of contract revenue from collaboration agreements with Schering and GSK. Collaborators have accounted for significant revenues in the past and may not provide contract revenues in the future under existing agreements and/or new collaboration agreements, which may have a material affect on the Company's operating results.

        Customers whose contract revenue or contract revenue—related party accounted for 10% or more of total revenues were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Schering/Merck(1)	97%	79%	48%	81%	78%
GSK (related party)	*	21%	47%	17%	14%

*
less than 10% of total revenues

(1)
Agreement with Schering was terminated in May 2010 (see Note 8).

Contract Receivables and Related Valuation Account

        The Company's contract receivables are composed of amounts due under collaboration agreements and the Company believes that the credit risks associated with these collaborators are not significant. To date, the Company has not written-off any bad debt and, accordingly, does not have an allowance for doubtful accounts at December 31, 2008, December 31, 2009 and June 30, 2010.

        The contract receivable at December 31, 2008 and 2009 includes $0.3 million and $0.1 million, respectively, of reimbursable development costs due from Schering. No amount was due from Schering at June 2010. The contract receivable—related party at December 31, 2008 and June 30, 2010, respectively, represents a milestone payment of $3.0 million and reimbursable clinical trial costs of $0.4 million due from GSK (see Note 8). No amount was due from GSK at December 31, 2009.

Restricted Investments

        Under its facility lease agreements, the Company is required to secure letters of credit. At December 31, 2008, December 31, 2009 and June 30, 2010, the Company had approximately $0.2 million of restricted investments to secure these letters of credit.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful economic lives of the related assets.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        Losses from impairment of long-lived assets used in operations are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Revenue Recognition

        The Company's contract revenues are generated primarily through research and development collaboration agreements, which typically may include non-refundable, non-creditable upfront fees, funding for research and development efforts, payments for achievement of specified development, regulatory and sales milestones and royalties on product sales of licensed products.

        For multiple element arrangements, the Company evaluates the components of each arrangement as separate elements based on certain criteria. Accordingly, revenues from collaboration agreements are recognized based on the performance requirements of the agreements. The Company recognizes revenue when persuasive evidence of an arrangement exists; transfer of technology has been completed, services are performed or products have been delivered; the fee is fixed and determinable; and collection is reasonably assured.

        Upfront payments for licensing the Company's intellectual property generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services provided. Such upfront payments are recorded as deferred revenue in the balance sheet and are recognized as contract revenue over the contractual or estimated performance period, which is consistent with the term of the research and development obligations contained in the research and development collaboration agreement.

        Payments resulting from the Company's research and development efforts under license agreements or government grants are recognized as the activities are performed and are presented on a gross basis. Revenue is recorded gross because the Company acts as a principal, with discretion to choose suppliers, bears credit risk and performs part of the services. The costs associated with these activities are reflected as a component of research and development expense in the statements of operations and approximate revenue recognized.

        Substantive, at-risk milestone payments are recognized as revenue when the milestone is achieved and collectibility is reasonably assured. When payments are not for substantive and at-risk milestones, revenue will be recognized over the estimated remaining term of the service period.

        Royalties based on reported sales of licensed products will be recognized based on contract terms when reported sales are reliably measurable and collectibility is reasonably assured. To date, none of the Company's products have been approved and therefore the Company has not earned any royalty revenue from product sales.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Research and Development Expenses

        All research and development expenses, including those funded by third parties, are expensed as incurred. Research and development expenses include, but are not limited to, salaries, benefits, stock-based compensation, lab supplies, allocated overhead, fees for professional service providers and costs associated with product development efforts, including preclinical studies and clinical trials.

Preclinical Study and Clinical Trial Accruals and Deferred Advance Payments

        The Company estimates preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct these activities on its behalf. In recording service fees, the Company estimates the time period over which the related services will be performed and compares the level of effort expended through the end of each period to the cumulative expenses recorded and payments made for such services and, as appropriate, accrues additional service fees or defers any nonrefundable advance payments until the related services are performed. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust its accrual or deferred advance payment accordingly. If the Company later determines that it no longer expects the services associated with a deferred nonrefundable advance payment to be rendered, the deferred advance payment will be charged to expense in the period that such determination is made.

Fair Values of Preferred Stock Warrants

        Freestanding warrants for shares that are puttable or redeemable are classified as liabilities on the balance sheet at fair value. Changes during a reporting period in the fair values of the Company's preferred stock warrants are recorded as a component of other income (expense) in the statement of operations for that period. The Company will continue to adjust the liability for changes in fair values until the earlier of the exercise or expiration of the applicable preferred stock warrant or the conversion of such warrant into a warrant to purchase common stock, at which time the liability will be reclassified to additional paid-in capital.

        The Company estimates the fair values of these warrants using the Black-Scholes option-pricing model, based on the inputs for the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividend rates and expected volatility of the price of the underlying convertible preferred stock. These estimates are subjective assumptions and could differ materially in the future.

Stock-Based Compensation

        Employee stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period). The Company uses the Black-Scholes option-pricing model to estimate the fair-value of its stock-based awards. For options granted prior to January 1, 2006, the Company used the graded-vested (multiple-option) method for expense attribution and, prior to January 1, 2006, recognized option forfeitures as they occurred. For options granted after January 1, 2006, the Company uses the

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

straight-line (single-option) method for expense attribution and estimates forfeitures and recognizes expense only for those shares expected to vest.

        The Company accounts for equity instruments issued to nonemployees based on their fair values on the measurement dates using the Black-Scholes option-pricing model. The fair values of the options granted to nonemployees are remeasured as they vest. As a result, the noncash charge to operations for nonemployee options with vesting is affected each reporting period by changes in the fair value of the Company's common stock.

Income Taxes

        The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

        The Company recorded a full valuation allowance at each balance sheet date presented. Based on the available evidence, the Company believes that it is more likely than not that it will be unable to utilize all of its deferred tax assets in the future. The Company intends to maintain the full valuation allowances until there is sufficient evidence to support the reversal of the valuation allowances.

        Effective January 1, 2007, the Company adopted the provisions of the standard for accounting for uncertainties in income taxes. The Company accounts for uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The adoption had no impact on the Company's results of operations, financial position or cash flows. The Company's policy is to recognize any interest and penalties related to income taxes in income tax expense.

Net Loss per Common Share

        Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, potentially dilutive securities consisting of convertible preferred stock, stock options and warrants are considered to be common stock equivalents and were excluded in the calculation of diluted net loss per share because their effect would be antidilutive.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        Pro forma net loss per share assumes the conversion of all convertible preferred stock at the beginning of the period (or at the original date of issuance, if later) as follows:

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Historical net loss per common share
Numerator:
Net loss	$(11,611)	$21,625)	$(24,839)	$(11,431)	$(9,625)

Denominator:
Weighted-average number of common shares used in calculating net loss per common share—basic and diluted	6,844,996	7,025,698	7,075,416	7,042,600	7,415,710

Net loss per common share—basic and diluted	$(1.70)	$(3.08)	$(3.51)	$(1.62)	$(1.30)

Pro forma net loss per common share (unaudited)
Numerator:
Net loss			$(24,839)		$(9,625)
Less: Change in fair value of preferred stock warrants liability (unaudited)			80		(466)

Net loss used to compute pro forma net loss per common share—basic and diluted (unaudited)			$(24,759)		$(10,091)

Denominator:
Basic and diluted weighted-average number of common shares, used above			7,075,416		7,415,710
Add: Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock (unaudited)			55,603,811		55,603,811

Weighted-average number of common shares used in calculating pro forma net loss per common share—basic and diluted (unaudited)			62,679,227		63,019,521

Pro forma net loss per common share—basic and diluted (unaudited)			$(0.40)		$(0.16)

Comprehensive Loss

        Comprehensive loss and its components are reported on the statements of convertible preferred stock and stockholders' equity (deficit). Comprehensive loss consists of net loss and unrealized gains or losses on marketable securities.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

        In October 2009, the FASB issued an Accounting Standards Update (ASU) No. 2009-13, which requires companies to allocate revenue in multiple element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. The standard is effective for the Company beginning January 1, 2011, although earlier application is permitted. The Company is currently evaluating both the timing and the impact of the pending adoption of this standard on its financial statements.

        In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods after December 15, 2010. Accordingly the Company adopted this amendment on January 1, 2010, except for the additional Level 3 requirements, which will be adopted in 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on the Company's financial statements.

        In April 2010, the FASB amended ASU 2010-17 which provides guidance on the milestone method of revenue recognition for research or development arrangements. An entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The milestone method is not required and is not the only acceptable method of revenue recognition for milestone payments. The standard is effective on a prospective basis for annual periods, and interim periods within those years, on or after June 15, 2010, although earlier application is permitted. The Company is currently evaluating both the timing and the impact of the pending adoption of this standard on its financial statements.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

3. Marketable Securities

        At June 30, 2010, the amortized cost and fair value of marketable securities, with gross unrealized gains and losses, were as follows (in thousands and unaudited):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market fund	$2,698	$—	$—	$2,698
Federal agency securities	1,252	—	—	1,252

Total marketable securities	$3,950	$—	$—	$3,950

Reported as:
Cash and cash equivalents				$3,950
Short-term investments				—

Total marketable securities				$3,950

        At December 31, 2009, the amortized cost and fair value of marketable securities, with gross unrealized gains and losses, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market fund	$7,844	$—	$—	$7,844
Federal agency securities	5,917	2	—	5,919

Total marketable securities	$13,761	$2	$—	$13,763

Reported as:
Cash and cash equivalents				$7,844
Short-term investments				5,919

Total marketable securities				$13,763

        At December 31, 2008, the Company's marketable securities consisted of $45.5 million held in a money market fund classified as cash and cash equivalents, which approximated fair value. There were no unrealized gains or losses or short-term investments at that date.

        All marketable securities held at December 31, 2008, December 31, 2009 and June 30, 2010 had original maturities at the date of purchase of less than one year.

        The Company recognized a gross realized gain of $4,000 in 2009 from the sale of marketable securities. There were no realized gains or losses recognized from the sale of marketable securities in 2007, 2008, or for the six months ended June 30, 2009 and 2010.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

4. Balance Sheet Detail

Property and Equipment

        Property and equipment consists of the following (in thousands):

	December 31
			June 30 2010
	2008	2009
			(unaudited)
Laboratory equipment	$2,781	$2,910	$2,914
Furniture and fixtures	171	171	171
Computer equipment and software	750	823	814
Leasehold improvements	1,271	1,271	1,275

	4,973	5,175	5,174
Less: accumulated depreciation and amortization	(1,961)	(2,713)	(3,083)

Property and equipment, net	$3,012	$2,462	$2,091

Accrued Liabilities

        Accrued liabilities consist of the following (in thousands):

	December 31
			June 30 2010
	2008	2009
			(unaudited)
Accrued compensation	$1,375	$1,212	$1,334
Accrued preclinical study and clinical trial costs	1,311	1,433	1,098
Other	1,031	983	1,619

Accrued liabilities	$3,717	$3,628	$4,051

5. Fair Value Measurements

        In measuring fair value, the Company evaluates valuation techniques such as the market approach, the income approach and the cost approach. A three-level valuation hierarchy that prioritizes the inputs to valuation techniques is used to measure fair value based upon whether such inputs are observable or unobservable.

        Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity. The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

  •
  Level 1—Observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

  •
  Level 2—Observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations whose significant inputs are observable; and

  •
  Level 3—Unobservable inputs that reflect the reporting entity's own assumptions.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

5. Fair Value Measurements (Continued)

        The Company's financial assets and financial liabilities subject to fair value measurements on a recurring basis and the levels of the inputs used in such measurements are as follows (in thousands):

	Fair Value Measurements on a Recurring Basis at December 31, 2008
	Level 1	Level 2	Level 3	Total
	Quoted Prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at December 31, 2008
Financial assets:
Money market fund	$45,485	$—	$—	$45,485

Total marketable securities	$45,485	$—	$—	$45,485

Financial liabilities:
Preferred stock warrants liability	$—	$—	$937	$937

	Fair Value Measurements on a Recurring Basis at December 31, 2009
	Level 1	Level 2	Level 3	Total
	Quoted Prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at December 31, 2009
Financial assets:
Money market fund	$7,844	$—	$—	$7,844
Federal agency securities	—	5,919	—	5,919

Total marketable securities	$7,844	$5,919	$—	$13,763

Financial liabilities:
Preferred stock warrants liability	$—	$—	$1,273	$1,273

	Fair Value Measurements on a Recurring Basis at June 30, 2010 (unaudited)
	Level 1	Level 2	Level 3	Total
	Quoted prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at June 30, 2010
Financial assets:
Money market fund	$2,698	$—	$—	$2,698
Federal agency securities	—	1,252	—	1,252

Total marketable securities	$2,698	$1,252	$—	$3,950

Financial liabilities:
Preferred stock warrants liability	$—	$—	$1,378	$1,378

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

5. Fair Value Measurements (Continued)

        The fair values of the money market fund were derived from quoted market prices in an active market. Federal agency securities are valued using third-party pricing sources that apply applicable inputs and other relevant data into their models to estimate fair value.

        The following table presents changes in liabilities measured at fair value on a recurring basis using Level 3 inputs (in thousands):

Preferred Stock Warrants Liability
Balance at December 31, 2007	$1,124
Fair value of new warrant issued in connection with new borrowing (see Note 6)	1,216
Decrease in fair value included in other income	(1,403)

Balance at December 31, 2008	937
Fair value of January 2009 increase in number of shares available for purchase under warrant issued in connection with 2008 borrowing (see Note 6)	256
Increase in fair value included in other expense	80

Balance at December 31, 2009	$1,273
Fair value of new warrant issued in connection with January 2010 loan modification (see Note 6) (unaudited)	570
Decrease in fair value included in other income (unaudited)	(465)

Balance at June 30, 2010 (unaudited)	$1,378

        The Company's valuation technique to measure the fair value of the preferred stock warrants liability was based on valuations prepared by the Company, with the assistance of independent consultants, using unobservable inputs, including the Company's assumptions about projected revenues, expenses, cash flows, risk-based rates of return on projected cash flows, expected volatility and marketability discounts applicable to the Company's common and convertible preferred stock. The Company remeasures the fair value of the preferred stock warrants liability at each reporting period using current assumptions, with decreases (increases) in fair value recorded as other income (expense) (see Note 10).

6. Notes Payable

        In 2006, the Company entered into a loan agreement for $8.0 million (the Original Loan). The related notes are secured by all assets of the Company except intellectual property. The notes required interest-only payments for the period from initial borrowing through December 2007 at prime plus 2% resulting in interest rates that ranged from 9.50% to 10.25% per annum, followed by 30 monthly payments of principal and interest at an interest rate of 9.25% per annum. A final payment of $0.8 million due one month after the 30 monthly principal and interest payments, or in June 2010, was being accrued over the term of the loan into interest expense. A debt discount, related to the initial

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

6. Notes Payable (Continued)

fair value of a warrant for shares of Series D convertible preferred stock issued in conjunction with the Original Loan, is being amortized to interest expense over the term of the notes (see Note 10).

        In May 2008, the terms of the Original Loan were modified effective April 1, 2008, in conjunction with a new $7.0 million borrowing from the same lender. For the $7.3 million Original Loan balance outstanding at June 30, 2008, the Company, in accordance with the new terms, was required to make interest-only payments through April 2009 at 9.75% per annum, followed by 24 monthly payments of principal and interest at an interest rate of 9.25% per annum. An amended final payment of $1.1 million comprised of the original final payment of $0.8 million and a new loan amendment fee of $0.3 million, was due one month after the 24 monthly principal and interest payments, or April 2011. The portion of this amended final payment not already accrued at June 30, 2008 is being accrued over the remaining revised term of the loan into interest expense.

        For the additional $7.0 million borrowed by the Company in May 2008, the related note required interest-only payments through April 2009 at 12% per annum, followed by 24 monthly payments of principal and interest at an interest rate of 9.25%. A final payment of $0.4 million due at the end of the 36-month term, or April 2011, is being accrued over the term of the loan into interest expense. A debt discount, related to the initial fair value of a warrant for shares of Series D convertible preferred stock issued in conjunction with the additional $7.0 million borrowing in May 2008 and the January 2009 increase in the number of shares available for purchase under this warrant, is being amortized to interest expense over the term of the new note (see Note 10). The note is secured by all assets of the Company except intellectual property.

        In January 2010, the Company negotiated changes to the existing loan agreement and obtained an interest-only payment period of 6 months beginning on January 1, 2010. During the interest-only period, principal payments were deferred and interest was paid at a 9.25% annual interest rate. Monthly payments of principal and interest at the same annual interest rate begin on July 1, 2010 and run through December 1, 2011. A restructuring fee of $0.5 million was also to be paid on July 1, 2010. On December 1, 2011, a $1.5 million final payment, which includes all previous final payments, is due. Both the $0.5 million restructuring fee and the portion of the $1.5 million final payment not already accrued at December 31, 2009 are being accrued into interest expense over the remaining revised term of the loan. In conjunction with the restructuring, the Company issued the debt-holder a warrant to purchase 203,118 shares of the Company's Series E convertible preferred stock at an exercise price of $3.3872 per share. The warrant is exercisable until January 1, 2017 and, if exercised, shall be exchanged for Series E convertible preferred stock that includes all the rights and features of Series E convertible preferred stock (see Note 9).

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

6. Notes Payable (Continued)

        Future payments at December 31, 2009, adjusted to reflect the January 2010 restructuring of the loan agreement, are as follows (in thousands):

Year ending December 31,
2010	$4,394
2011	8,429

Total minimum payments	12,823
Less amount representing interest	3,014

Notes payable, gross	9,809
Unamortized discount on notes payable	(342)
Accretion of the final payment	1,257

10,724
Less current portion of notes payable, including unamortized discount	2,866

Notes payable, less current portion	$7,858

        The Company recorded interest expense related to all borrowings, including the amortization of the debt discounts, the amortization of direct financing costs related to the Original Loan and the interest expense related to the accretion of the final payments of $1.3 million, $2.3 million, $2.4 million, $1.4 million and $1.1 million for 2007, 2008, 2009, and the six months ended June 30, 2009 and 2010, respectively. The annual effective interest rate after consideration of the January 2010 restructuring, including the amortization of the debt discounts and accretion of the final payments, is 21.42%.

7. Commitments and Contingencies

Operating Leases

        The Company leases a 36,960 square-foot building consisting of office and laboratory space in Palo Alto, California, for its corporate headquarters. The lease term commenced in March 2008 and has scheduled annual rent increases through the lease expiration in March 2018. Rent expense is recognized on a straight-line basis over the term of the lease. The Company is also responsible for certain operating expenses. The lease provided a $0.4 million allowance from the landlord for tenant improvements. This amount has been included in deferred rent in the accompanying December 31, 2008 and 2009 and June 30, 2010 balance sheets and is being amortized over the term of the lease, on a straight-line basis, as a reduction to rent expense. Under the lease agreement, the Company provided a security deposit in the amount of $0.1 million in the form of a standing letter of credit.

        The Company also continues to lease a 15,300 square-foot building consisting of office and laboratory space in Palo Alto, California. The operating lease, which would have expired in December 2009, was extended for one year to December 31, 2010. The lease contains an option for another one-year extension to December 31, 2011 and is cancelable with four months' notice. The Company currently provides a $0.1 million standing letter of credit as a security deposit under its lease agreement, which it will continue to provide with any lease extensions.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

7. Commitments and Contingencies (Continued)

        Rent expense under all facility operating leases was $0.4 million, $1.5 million, $1.8 million, $0.9 million and $0.9 million for 2007, 2008, 2009, and the six months ended June 30, 2009 and 2010, respectively. Deferred rent of $0.7 million, $0.8 million and $0.9 million at December 31, 2008, December 31, 2009 and June 30, 2010, respectively, is included in the accompanying balance sheets and represents the difference between recorded rent expenses and the cash payments related to the operating lease, plus the unamortized portion of the tenant improvement allowance.

        At December 31, 2009, future minimum cash payments under facility operating leases with initial terms in excess of one year are as follows (in thousands):

2010	$1,751
2011	1,408
2012	1,454
2013	1,501
2014	1,550
Thereafter	5,388

Total future minimum lease payments	$13,052

Guarantees and Indemnifications

        The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity. The term of the indemnification period is equal to the officer's or director's lifetime.

        The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance limits the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

        The Company has certain agreements with contract research organizations with which it does business that contain indemnification provisions pursuant to which the Company typically agrees to indemnify the party against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company would also accrue for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

8. License, Research, Development and Commercialization Agreements

Schering

        In February 2007, the Company entered into an exclusive license, development and commercialization agreement with Schering for the development and worldwide commercialization of AN2690. Under the agreement, Schering assumed sole responsibility for development and commercialization of AN2690.

        Pursuant to the agreement, in March 2007, Schering paid the Company a $40.0 million nonrefundable, noncreditable upfront fee, which was recognized on a straight-line basis over the estimated 27.5 month period ended in June 2009 during which the Company performed development-related activities under its transitional responsibilities (the Transition Period). During the Transition Period, Schering reimbursed the Company for costs incurred by the Company to perform specified development-related activities. No milestones or royalty fees were earned under this agreement.

        In November 2009, Schering merged with Merck. In May 2010, the Company entered into a mutual termination and release agreement with Merck pursuant to which the 2007 agreement was terminated. Under the May 2010 agreement, the Company regained the exclusive worldwide rights to AN2690, Merck provided for the transfer to the Company of all material and information related to AN2690, Merck paid $5.8 million to the Company, and the parties released each other from any and all claims, liabilities or other types of obligations relating to the 2007 agreement. Merck did not retain any rights to this compound.

        Revenues recognized under the agreement with Schering and the related mutual termination and release agreement with Merck were as follows (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Contract revenue:
Amortization of upfront fee	$13,818	$17,454	$8,728	$8,728	$—
Payment from Merck in connection with termination and release agreement	—	—	—	—	5,750
Reimbursement for development-related activities	6,920	2,257	277	188	29

Total contract revenue	$20,738	$19,711	$9,005	$8,916	$5,779

        In accordance with the February 2007 agreement, Schering purchased $10.0 million of the Company's Series E convertible preferred stock in December 2008 (see Note 9).

GSK

        In October 2007, the Company entered into a research and development collaboration, option and license agreement with GSK for the discovery, development, and worldwide commercialization of boron-based systemic therapeutics. The collaborative research term of the agreement is six years, subject to an extension of up to two years if agreed to by both parties. Under the agreement, the Company is currently working to identify and develop multiple product candidates in three target-based

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

8. License, Research, Development and Commercialization Agreements (Continued)

project areas. GSK '052 is the Company's most advanced product candidate under the collaboration. In each project, GSK has the option to obtain an exclusive license to develop, commercialize and market worldwide a specified number of product candidates once they have achieved certain proof-of-concept criteria. In July 2010, GSK exercised its option to obtain an exclusive license for GSK '052 (see Note 14).

        Upon exercise of an option, GSK assumes sole responsibility for the further development and commercialization of the applicable product candidate. GSK is obligated to make payments to the Company if certain development, regulatory and commercial milestones are met on a compound-by-compound basis. Additionally, the Company is eligible to receive commercial milestones for each approved drug based on sales of the drug. GSK is further obligated to pay the Company royalties on annual net sales of products. To date, no products have been approved and therefore no royalty fees have been earned under this agreement.

        Pursuant to the agreement, GSK paid the Company a $12.0 million nonrefundable, noncreditable upfront fee in October 2007, which is being recognized over the six-year research collaboration term on a straight-line basis.

        During the research term, the Company is committed to use diligent efforts to discover and optimize compounds pursuant to agreed research plans and to provide specified resources, including certain numbers of full-time-equivalent scientists, on a project-by-project basis. Each party is responsible for its own research and development costs. The Company will be primarily responsible for the discovery and development of each product candidate from the research stage until GSK exercises an option for such product candidate.

        Revenues recognized under this agreement were as follows (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Contract revenue—related party:
Amortization of upfront fee	$500	$2,000	$2,000	$1,000	$1,000
Milestone fees	—	3,300	6,825	825	—
Reimbursement for clinical trial costs and procurement of drug material	—	—	25	—	19

Total contract revenue—related party	$500	$5,300	$8,850	$1,825	$1,019

        The Company also had the right to require GSK to purchase $10.0 million of the Company's capital stock. In December 2008, GSK purchased $30.0 million of the Company's Series E convertible preferred stock and became a related party (see Note 9).

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

9. Convertible Preferred Stock

        The authorized, issued and outstanding shares of convertible preferred stock were as follows (in thousands, except share data):

	December 31, 2008, 2009 and Six Months Ended June 30, 2010 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Amounts (net of Financing Costs)
Series A-1	4,228,329	4,228,329	$3,000	$2,943
Series A-2	1,198,046	1,198,046	850	850
Series B	3,339,341	3,339,341	4,000	3,972
Series C	28,089,885	28,089,885	25,000	24,837
Series D	3,716,626	2,930,500	5,070	5,035
Series E	15,100,000	14,761,455	50,000	49,836

	55,672,227	54,547,556	$87,920	$87,473

        In April 2008, the authorized shares of Series D convertible preferred stock were increased from 3,400,000 shares to 4,000,000 shares in connection with the new warrant for shares of Series D convertible preferred stock issued in conjunction with the additional $7.0 million borrowing (see Notes 6 and 10). In December 2008, the authorized shares of Series D convertible preferred stock were reduced to 3,716,626 shares in connection with the sale of the Series E convertible preferred stock.

        In December 2008, the Company issued an aggregate of $3.0 million in convertible promissory notes to certain of its then existing investors. Interest on these notes accrued at 8% per annum. Later in December 2008, the Company sold 14,761,455 shares of Series E convertible preferred stock at $3.3872 per share, which included the conversion of the $3.0 million convertible promissory notes and the associated accrued interest of $11,000. Total proceeds, net of financing costs, were $49.8 million.

        The rights and features of the Company's convertible preferred stock are as follows:

Redemption

        The Company's convertible preferred stock has been classified as mezzanine on the balance sheet instead of as stockholders' equity in accordance with FASB standards. Upon certain change in control events that are outside of the control of the Company, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause redemption. Accordingly, these shares are considered contingently redeemable and the Company has elected not to adjust the carrying values of the convertible preferred stock to their redemption values since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values would be made if it becomes probable that such redemption will occur.

Conversion and Voting Rights

        All series of convertible preferred stock are convertible at the stockholders' option at any time into common stock subject to adjustment for antidilution, including adjustment for the issuance of lower-priced securities. Conversion is automatic upon the closing of an underwritten public offering with

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

9. Convertible Preferred Stock (Continued)

aggregate offering proceeds exceeding $35.0 million and an offering price of at least $3.3872 per share, subject to adjustments in the event of stock splits, reverse splits or other recapitalization. With the exception of Series A-2 shares, which do not carry voting rights, all series of convertible preferred stock carry voting rights equivalent to the number of shares of common stock into which the convertible preferred stock is convertible. All series of convertible preferred stock convert into common stock on a 1:1 basis, with the exception of Series B shares, which convert on a 1:1.316 basis.

Dividends

        Holders of Series A, B, C, D and E convertible preferred stock are entitled to noncumulative dividends of 8% of such series' original purchase prices, or $0.06, $0.10, $0.07, $0.14 and $0.27 per share, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through June 30, 2010.

Liquidation

        In the event of a liquidation or winding up of the Company, holders of Series C, D and E convertible preferred stock shall have a liquidation preference of $0.89, $1.73 and $3.3872 per share, respectively, together with any declared but unpaid dividends, over holders of Series A or Series B convertible preferred stock or common stock. Following payment to the Series C, D and E holders, holders of Series A and B convertible preferred stock shall have a liquidation preference of $0.7095 and $1.19784, respectively, over holders of common stock. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of the convertible preferred and common stock pro rata based on the number of shares of common stock held (assuming conversion of convertible preferred stock). The distributions to the convertible preferred stockholders, including liquidation preference, are subject to a limit of $2.13, $3.59, $2.67, $5.19 and $10.16 per share of Series A, B, C, D and E convertible preferred stock, respectively. A merger or the sale of substantially all of the assets of the Company is defined as a liquidation event.

10. Preferred Stock Warrants Liability

        In connection with the debt financing entered into in June 2006 (see Note 6), the Company issued a warrant to purchase Series D convertible preferred stock for $1.73 per share (Warrant #1). Under Warrant #1, 150,289 shares were initially available for purchase upon execution of the loan agreement in June 2006. In connection with the July and December 2006 borrowings, the number of shares available for purchase under Warrant #1 was increased by an additional 150,289 shares. The Company assigned an initial fair value of $0.4 million to the warrant, of which $0.2 million related to the June 2006 issuance, which was accounted for as capitalized debt financing cost, and $0.2 million related to the July and December 2006 share increases, which were accounted for as discounts on the related borrowings. The Company is amortizing the capitalized debt financing costs and the debt discounts over the amended term of the note (see Note 6). This warrant expires in 2013.

        In connection with the additional $7.0 million borrowing in May 2008, the Company issued a second warrant to purchase up to 485,548 shares of the Series D convertible preferred stock for $1.73 per share (Warrant #2). Upon funding of the additional loan proceeds, there were 323,699 shares

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

10. Preferred Stock Warrants Liability (Continued)

available for purchase under Warrant #2, all of which were immediately exercisable. On January 1, 2009, the number of shares available for purchase under Warrant #2 increased by 161,849, and these shares were immediately exercisable.

        The Company assigned an initial fair value of $1.2 million to Warrant #2 for the 323,699 shares that were available for purchase when the warrant was issued in May 2008 and a fair value of $0.3 million for the January 2009 increase in shares available for purchase under Warrant #2, both of which were accounted for as discounts on the related borrowings. The Company is amortizing the debt discounts over the amended term of the note (see Note 6). Warrant #2 expires in 2015.

        In conjunction with the restructuring of the Company's debt in January 2010, the Company issued a warrant to purchase 203,118 shares of the Company's Series E convertible preferred stock for $3.3872 per share (Warrant #3). The Company assigned an initial fair value of $0.6 million to Warrant #3, which was accounted for as a discount on the related borrowings. The debt discount is being amortized over the amended term of the note (see Note 6). Warrant #3 expires in 2017.

        The initial values of the three warrants were determined using the Black-Scholes model and the following assumptions:

	Warrant #1	Warrant #2	Warrant #2	Warrant #3
	2006	2008	2009	2010
				(unaudited)
Dividend yield	0%	0%	0%	0%
Volatility	73%	74%	75%	70%
Weighted-average expected life (in years)	6.5 - 7.0	7.0	6.3	7.0
Risk-free interest rate	4.7 - 5.1%	3.4%	1.87%	3.4%

        During 2007, 2008, 2009, and the six months ended June 30, 2009 and June 30, 2010, the Company's interest expense included $0.1 million, $0.5 million, $0.8 million, $0.4 million, $0.4 million, respectively, for the amortization of the financing costs and debt discounts.

        The preferred stock warrants liability is adjusted to its fair value at the end of each reporting period using the Black-Scholes option-pricing model to determine such fair value. During 2007, 2008, 2009 and the six months ended June 30, 2009 and June 30, 2010, the Company recorded other expense (income) for the increase (decrease) in the fair value of the warrants of $0.6 million, $(1.4) million, $0.1 million, $0.3 million and $(0.5) million, respectively. The fair values of the warrants were estimated to be $0.9 million, $1.3 million, and $1.4 million at December 31, 2008, December 31, 2009 and June 30, 2010, respectively.

11. Stockholders' Equity (Deficit)

Common Stock

        In December 2008, the authorized shares of common stock were increased to 75,500,000 shares, of which, at June 30, 2010, 55,603,811 shares have been reserved for the conversion of Series A-1, Series A-2, Series B, Series C, Series D and Series E convertible preferred stock, 989,244 shares have

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

11. Stockholders' Equity (Deficit) (Continued)

been reserved for the conversion of the preferred stock warrants, and 9,893,157 shares have been reserved for issuance upon the exercise of stock options. The holders of the common stock are entitled to one vote per share.

2001 Equity Incentive Plan

        Under the 2001 Equity Incentive Plan (the Plan), options or stock purchase rights may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years. Options granted under the Plan expire no more than ten years after the date of grant. The Plan provides for the new issuance of common stock of the Company upon the exercise of stock options. Stock purchased under stock purchase rights is subject to a repurchase option exercisable by the Company upon termination of the purchaser's employment or services. The repurchase rights lapse over a period of time as determined by the board of directors. There were no shares subject to repurchase at December 31, 2008, December 31, 2009 or June 30, 2010.

Stock Option Repricing

        Effective April 1, 2009, the Company's board of directors approved the reduction of the exercise prices of certain outstanding stock options previously granted to employees and nonemployees of the Company who were still providing services to the Company as of that date. The Company repriced options to purchase 3,321,855 shares of the Company's common stock that included both vested and unvested stock options granted from June 2007 through August 2008 with original exercise prices ranging from $2.55 to $4.45 per share. The Company's board of directors adjusted all of the original exercise prices for the repriced options to $1.45 per share and determined the fair value of the underlying shares of common stock to be $1.00 per share on the date of the repricing. No other terms of the repriced options were modified and these repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates.

        The modification was treated as a one-for-one exchange of the previously issued stock options for new stock options with an exercise price of $1.45. The Company recorded a one-time stock-based compensation charge of $0.2 million for the incremental value of the vested options. In addition, the Company will record additional stock-based compensation charges of $0.5 million for the incremental value of the unvested repriced options, which will be recognized over the remaining vesting period of the new stock options. The 2009 share numbers for options granted and options canceled in the table below include the 3,321,855 option shares that were exchanged in connection with the April 2009 repricing.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

11. Stockholders' Equity (Deficit) (Continued)

Stock Option Activity

        The following table summarizes stock option activity:

	Shares Available for Grant	Outstanding Options Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2006	958,732	4,196,966	$0.16
Additional shares authorized for grant	1,688,000	—	—
Options granted	(1,612,500)	1,612,500	$3.11
Options exercised	—	(386,499)	$0.13		$1,028
Options canceled	138,980	(138,980)	$0.20

Balance at December 31, 2007	1,173,212	5,283,987	$1.06
Additional shares authorized for grant	2,000,000	—	—
Options granted	(2,471,480)	2,471,480	$4.28
Options exercised	—	(29,610)	$0.51		$96
Options canceled	820,375	(820,375)	$2.82

Balance at December 31, 2008	1,522,107	6,905,482	$2.00
Options granted	(4,548,306)	4,548,306	$1.33
Options exercised	—	(175,909)	$0.08		$162
Options canceled	3,362,405	(3,362,405)	$3.99

Balance at December 31, 2009	336,206	7,915,474	$0.81	7.07	$2,495
Additional shares authorized for grant	1,877,000	—	—
Options exercised	—	(235,523)	$0.16
Options canceled	196,940	(196,940)	$1.44

Balance at June 30, 2010 (unaudited)	2,410,146	7,483,011	$0.82	6.22	$5,179

At December 31, 2009:
Options vested and expected to vest		7,808,511	$0.81	7.05	$2,495
Exercisable		5,180,127	$0.58	6.29	$2,487
At June 30, 2010 (unaudited):
Options vested and expected to vest		7,422,966	$0.81	6.21	$5,160
Exercisable		5,722,291	$0.68	5.68	$4,740

        The aggregate intrinsic value of options outstanding at December 31, 2009 and June 30, 2010 is calculated as the difference between the exercise price of the underlying options and the deemed fair value of the Company's common stock for the 3,370,718 and 7,483,011 shares that had exercise prices that were lower than the $0.86 and $1.51 deemed fair value of the Company's common stock at December 31, 2009 and June 30, 2010, respectively. The weighted-average fair values of options granted to employees in 2007, 2008 and 2009 were $2.12, $2.84, and $0.34 per share, respectively. Total options

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

11. Stockholders' Equity (Deficit) (Continued)

granted to employees during 2009 were 4,224,306 shares, including 3,072,855 shares underlying options that were exchanged in connection with the April 2009 repricing.

        Stock options by exercise price at December 31, 2009 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted- Average Remaining Contractual Term (Years)	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
$0.07	135,100	2.68	$0.07	135,100	$0.07
$0.12	3,211,555	5.47	$0.12	3,204,886	$0.12
$0.38	24,063	6.62	$0.38	18,958	$0.38
$1.00	1,225,901	9.21	$1.00	79,757	$1.00
$1.45	3,318,855	8.01	$1.45	1,741,426	$1.45

	7,915,474	7.07	$0.81	5,180,127	$0.58

        Stock options by exercise price at June 30, 2010 as follows (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted- Average Remaining Contractual Term (Years)	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
$0.07	135,100	2.19	$0.07	135,100	$0.07
$0.12	2,984,679	5.01	$0.12	2,984,679	$0.12
$0.38	24,063	6.13	$0.38	23,333	$0.38
$1.00	1,218,711	8.66	$1.00	480,223	$1.00
$1.45	3,120,458	6.60	$1.45	2,098,956	$1.45

	7,483,011	6.22	$0.82	5,722,291	$0.68

Stock-Based Compensation

        The Company estimates the fair value of stock options granted on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective and complex assumptions to determine the fair value of stock-based awards. As a private company, relevant historical data does not exist to support the volatility of the Company's common stock prices or the expected term of its stock options. Therefore, the Company has used the average historical volatilities of a peer group of publicly-traded companies within its industry to determine a reasonable estimate of its expected volatility. In addition, the Company has opted to use the simplified method for estimating the expected term of options granted to employees.

        The risk-free interest rate assumptions are based on the yield of U.S. Treasury Constant Maturity rate with durations similar to the expected term of the related awards. The expected dividend yield assumption is based on the Company's historic and expected absence of dividend payouts.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

11. Stockholders' Equity (Deficit) (Continued)

        For options granted prior to January 1, 2006, the graded-vested (multiple-option) method continues to be used for expense attribution related to the portion of those options that were unvested as of January 1, 2006. The straight-line (single-option) method is being used for expense attribution of all awards granted on or after January 1, 2006.

        The fair values of employee stock options granted under the Plan were estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31			Six Months Ended June 30 2009
	2007	2008	2009
				(unaudited)
Dividend yield	0%	0%	0%	0%
Volatility	72%	73%	70 - 76%	70 - 76%
Weighted-average expected life (in years)	6.1	6.1	4.9 - 6.1	4.9 - 6.1
Risk-free interest rate	4.4%	2.8%	1.7 - 2.1%	1.7 - 2.1%

        The Company has historically granted stock options at exercise prices not less than the fair market value of its common stock as determined by the board of directors based on input from management. The determination of estimated fair value of its common stock on the date of grant is based on a number of objective and subjective factors including: recent sales of convertible preferred stock to investors; comparable rights and preferences of other outstanding equity securities; progress of research and development efforts and milestones attained; results of operations, financial position and levels of debt and available capital resources of the Company; perspective provided by valuation analyses of our stock performed by management; and the likelihood of a liquidity event such as an initial public offering or the sale of the Company given prevailing market and biotechnology sector conditions.

        Recent grant dates and the related exercise prices of stock options granted to employees and nonemployees from January 1, 2009 through June 30, 2010 were as follows:

Date	Number of Shares Subject to Options Granted	Exercise Price	Fair Value Estimate per Common Share
March 26, 2009	1,226,451	$1.00	$1.00
April 1, 2009	3,321,855	$1.45	$1.00

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

11. Stockholders' Equity (Deficit) (Continued)

        The fair value estimate per common share for stock options granted above was set by the Company's board of directors based on its market approach valuation model as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The exercise price for stock options granted on March 26, 2009 was based on the most recent contemporaneous valuation that was completed in December 2008 and was issued at the fair value estimate per common share. The stock options granted on April 1, 2009 resulted from a stock option repricing and have an exercise price of $1.45. The Company's board of directors determined the fair value of the underlying shares of common stock to be $1.00 per share on the date of the repricing. Employee stock-based compensation expense recognized in 2007, 2008, 2009 and for the six months ended June 30, 2009 and 2010 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        Employee stock-based compensation expense was as follows (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Research and development	$104	$1,002	$1,451	$718	$649
General and administrative	294	707	806	510	355

Total	$398	$1,709	$2,257	$1,228	$1,004

        At December 31, 2009 and June 30, 2010, the Company had $4.2 million and $3.4 million, respectively, of total unrecognized compensation expense, net of estimated forfeitures, related to outstanding stock options that will be recognized over a weighted-average period of 2.3 years and 1.8 years, respectively.

Stock Options Granted to Nonemployees

        During 2007, 2008, 2009 and the six months ended June 30, 2009, the Company granted nonemployees 115,500, 125,000, 324,000 and 75,000 option shares, respectively, to purchase common stock. No options to purchase common stock were granted to nonemployees during the six months ended June 30, 2010. Included in the 2009 grants to nonemployees were 249,000 option shares that were exchanged in connection with the April 2009 repricing.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

11. Stockholders' Equity (Deficit) (Continued)

        In connection with grants of stock options to nonemployees, the Company recorded stock-based compensation expense as follows (in thousands):

	Year Ended December 31			Six Months Ended June 30
	2007	2008	2009	2009	2010
				(unaudited)
Research and development	$385	$261	$106	$64	$30
General and administrative	16	21	87	30	35

Total	$401	$282	$193	$94	$65

        Stock-based compensation expense related to stock options granted to nonemployees is recognized as the stock options vest. The stock-based compensation expense related to nonemployees will fluctuate as the fair value of the Company's common stock fluctuates. The Company believes that the fair values of the stock options are more reliably measurable than the fair values of the services received. The fair value of nonemployee options in 2007, 2008 and 2009 and the six month period ended June 30, 2009 and 2010 was estimated using the Black-Scholes method with the following weighted-average assumptions: expected life is equal to the remaining contractual term of the award as of the measurement date; risk-free rate is based on the U.S. Treasury Constant Maturity rate with a term similar to the expected life of the option at the measurement date; expected dividend yield of 0%; and an average volatility ranging from 70% to 77%. The Company has used the average historical volatilities of a peer group of publicly-traded companies within its industry to estimate volatility.

12. 401(k) Plan

        The Company sponsors a 401(k) Plan to which eligible employees may elect to contribute, on a pretax basis, subject to certain limitations. The Company does not match any employee contributions.

13. Income Taxes

        The income tax benefits for 2008 and 2009 were federal refundable credits of $44,000 and $15,000, respectively. The American Recovery and Reinvestment Act of 2009 allows corporations without current tax liabilities to obtain refunds for certain research tax credit and alternative minimum tax credit carryforwards by electing to forego the 50% additional first year depreciation for new property acquired after June 30, 2008 and placed in service before January 1, 2010. This Act extended the provisions of the Housing Assistance Tax Act of 2008 (H.R. 3221) which was set to expire for assets placed in service before January 1, 2009. For tax years 2008 and 2009, the Company has elected to obtain refunds for a portion of its research and development tax credit carryforwards from taxable years before January 1, 2006.

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

13. Income Taxes (Continued)

        A reconciliation of the expected income tax benefit computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31
	2007	2008	2009
Income tax computed at federal statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	7.8%	7.8%	7.0%
Stock-based compensation	(0.9)%	(1.5)%	(1.5)%
Research and development credits	3.7%	3.9%	3.4%
Change in valuation allowance	(48.7)%	(46.0)%	(42.6)%
Other	4.1%	2.0%	(0.2)%

Total	0.0%	0.2%	0.1%

        Significant components of the Company's deferred tax assets for federal and state income taxes were as follows (in thousands):

	December 31
	2008	2009
Deferred tax assets:
Federal and state net operating losses	$21,149	$34,026
Federal and state research and development credit carryforwards	3,246	4,353
Deferred revenues	7,261	2,988
Stock-based compensation	600	1,141
Other	1,001	1,331

Total deferred tax assets	33,257	43,839
Valuation allowance	(33,257)	(43,839)

Net deferred tax assets	$—	$—

        Due to the Company's lack of earnings history, the deferred assets have been fully offset by a valuation allowance at December 31, 2008 and 2009. The increase in the valuation allowance on the deferred tax assets was $5.7 million, $10.0 million and $10.6 million for 2007, 2008 and 2009, respectively.

        At December 31, 2009, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $85.4 million and $85.5 million, respectively. These federal and state carryforwards will begin to expire in the years 2021 and 2013, respectively. The Company also had federal research and development tax credit carryforwards of approximately $3.8 million, which expire beginning in 2022 if not utilized. In addition, state research and development tax credit carryforwards of approximately $2.4 million will carry over indefinitely.

        Internal Revenue Code Section 382 places a limitation (the Section 382 Limitation) on the amount of taxable income, that can be offset by net operating loss carryforwards after a change in control (generally, a greater than 50% change in ownership). Typically, after a control change, a company

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

13. Income Taxes (Continued)

cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Due to these changes in ownership provisions, utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

        The Company adopted the provisions of the standard for accounting for uncertainties in income taxes on January 1, 2007. Upon adoption, the Company recognized no material adjustment in the liability for unrecognized tax benefits. At December 31, 2008 and 2009, the Company had approximately $0.9 million and $1.3 million, respectively, of unrecognized tax benefits, none of which would currently affect the Company's effective tax rate if recognized due to the Company's deferred tax assets being fully offset by a valuation allowance. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

        The activity related to unrecognized tax benefits was as follows (in thousands):

	Year Ended December 31
	2008	2009
Balance at the beginning of the year	$565	$932
Additions based on tax positions related to current year	355	345
Additions for tax positions of prior years	13	—
Reductions for tax positions of prior years	(1)	(23)
Settlements	—	—

Balance at the end of the year	$932	$1,254

        If applicable, the Company would classify interest and penalties related to uncertain tax positions in income tax expense. Through December 31, 2009, there has been no interest expense or penalties related to unrecognized tax benefits. The tax years 2001 through 2009 remain open to examination by one or more major taxing jurisdictions to which the Company is subject. There are no income tax examinations currently in progress.

14. Subsequent Events (unaudited)

GSK Option Exercise

        In July 2010, GSK notified the Company that the Company's GSK '052 product candidate had achieved proof-of-concept criteria and that GSK was exercising its option to obtain an exclusive license to develop, commercialize and market worldwide the GSK '052 compound. In connection with the exercise of this option, GSK paid the Company $15.0 million in August 2010 and will assume sole responsibility for the further development and commercialization of GSK '052. In addition, GSK is obligated to make payments to the Company if GSK '052 meets certain development, regulatory and commercial milestones and to pay royalties on any future product sales of GSK '052.

New Collaboration Agreement

        In August 2010, the Company entered into a collaboration agreement with Eli Lilly and Company (Lilly) under which the companies will collaborate to discover products for a variety of animal health

Anacor Pharmaceuticals, Inc.

Notes to Financial Statements (Continued)

(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

14. Subsequent Events (unaudited) (Continued)

applications. Lilly will be responsible for worldwide development and commercialization of compounds advancing from these efforts. The Company will receive an upfront payment of $3.5 million and will receive a minimum of $6.0 million in research funding with the potential of up to $12.0 million in research funding, if successful. In addition, the Company will be eligible to receive payments contingent on achieving specified development and regulatory milestones, as well as up to double-digit commercial royalties on any resulting product sales. The upfront payment of $3.5 million is due in September 2010.

New Option Grants

        In August 2010, the Company's board of directors authorized the Company to grant 1,495,910 option shares to employees and nonemployees with exercise prices of $1.51 per share.

Authorized Stock Changes

        On            , 2010, the Company's board of directors approved an amended and restated certificate of incorporation that will increase the authorized common stock to                shares and authorize                shares of preferred stock immediately prior to the completion of the initial public offering of our common stock.

Reverse Stock Split

        On            , 2010 the Company's board of directors approved an amended and restated certificate of incorporation effecting a       -for-      reverse stock split of the Company's authorized, issued and outstanding shares of common stock and convertible preferred stock. The par value of the common and convertible preferred stock will not be adjusted as a result of the reverse stock split. All authorized, issued and outstanding common stock, convertible preferred stock, warrants for common stock, warrants for preferred stock, and per share amounts contained in the Company's financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split will be effected immediately prior to the effectiveness of a registration statement relating to the initial public offering of the Company's common stock.

2010 Equity Incentive Plan

        On            , 2010 the Company's board of directors approved the 2010 Equity Incentive Plan which will become effective upon the completion of the initial public offering of the Company's common stock. A total of                shares of common stock were initially reserved for future issuance under the 2010 Equity Incentive Award Plan and any shares of common stock reserved for future grant or issuance under the Company's 2001 Equity Incentive Plan but which remain unissued will be added to the shares to be reserved under the Company's 2010 Equity Incentive Plan upon effectiveness of the 2010 Equity Incentive Plan.

                    Shares

Anacor Pharmaceuticals, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2010

Citi
Deutsche Bank Securities
Cowen and Company
Wedbush PacGrow Life Sciences

        Until                    , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The Registrant's amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

        The Registrant's amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant's behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant's best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

        The Registrant has entered into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

        The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant's executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

        The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

        Since August 31, 2007, the Registrant has issued and sold the following unregistered securities:

(a)
Issuances of Capital Stock

1.
In December 2008, the Registrant issued and sold an aggregate of 13,872,597 shares of the Registrant's Series E convertible preferred stock at a price per share of $3.3872 for aggregate consideration of approximately $47.0 million. Upon completion of this offering, these shares of Series E convertible preferred stock will convert into 13,872,597 shares of the Registrant's common stock.

2.
In December 2008, the Registrant issued 888,858 shares of the Registrant's Series E convertible preferred stock at a price per share of approximately $3.3872, for approximately $3.0 million, on the conversion of approximately $3.0 million of promissory notes and accrued interest. Upon completion of this offering, these shares of Series E convertible preferred stock will convert into 888,858 shares of the Registrant's common stock.

3.
Between August 31, 2007 and August 31, 2010, the Registrant issued and sold an aggregate of 611,356 shares of its common stock to the Registrant's employees, consultants and directors at prices ranging from $0.07 to $2.55 per share pursuant to exercises of options granted under the Registrant's 2001 Equity Incentive Plan.

(b)
Stock Option Grants and Warrant Issuances

4.
Between August 31, 2007 and August 31, 2010, the Registrant granted stock options to purchase an aggregate of 8,880,196 shares of the Registrant's common stock at exercise prices ranging from $1.00 to $4.45 per share to a total of 90 employees, consultants and directors of the Registrant under the Registrant's 2001 Equity Incentive Plan, which includes stock options to purchase 3,321,855 shares of the Registrant's common stock at $1.45 per share related to the April 1, 2009 stock option repricing.

5.
In May 2008, in connection with its borrowing of $7 million, the Registrant issued a warrant to purchase up to 485,548 shares of the Registrant's Series D convertible preferred stock at an exercise price of $1.73 per share to the lender. Upon completion of this offering, this warrant will become a warrant to purchase 485,548 shares of the Registrant's common stock at an exercise price of $1.73 per share.

6.
In January 2010, in connection with a debt refinancing, the Registrant issued a warrant to purchase up to 203,118 shares of the Registrant's Series E convertible preferred stock at an exercise price of approximately $3.3872 per share to the lender. Upon completion of this offering, this warrant will become a warrant to purchase 203,118 shares of the Registrant's common stock at an exercise price of $3.3872 per share.

(c)
Issuances of Convertible Promissory Notes

7.
In December 2008, the Registrant issued convertible promissory notes in the aggregate principal amount of $3.0 million. In December 2008, the principal amount and accrued interest on such convertible promissory notes converted into 888,858 shares of the Registrant's Series E convertible preferred stock at a price per share of $3.3872 as described in above in paragraph 2. Upon completion of this offering, these shares of Series E convertible preferred stock will convert into 888,858 shares of the Registrant's common stock.

        The issuances of securities described above in paragraphs 1 and 2 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

        The issuances of securities described above in paragraph 3 and 4 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant's board of directors.

        The issuances of securities described above in paragraph 5, 6 and 7 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering. The recipient of the securities in this transaction represented that it was an accredited investor and that it was acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. The recipient received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. The recipient received adequate financial statement and non-financial statement information about the Registrant. The issuance of these securities was made without general solicitation or advertising.

        All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3	Bylaws, as amended, of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2*	Form of the Registrant's Common Stock Certificate.
4.3	Amended and Restated Investors' Rights Agreement among the Registrant and certain of its security holders, dated as of December 24, 2008, and amendment thereto, dated July 22, 2010.
4.4	Amended and Restated Preferred Stock Purchase Warrant to purchase shares of Series D convertible preferred stock issued to Lighthouse Capital Partners V, L.P., dated as of May 1, 2008.
4.5	Preferred Stock Purchase Warrant to purchase shares of Series D convertible preferred stock issued to Lighthouse Capital Partners V, L.P., dated as of May 1, 2008.

Exhibit Number	Description
4.6	Preferred Stock Purchase Warrant to purchase shares of Series E convertible preferred stock issued to Lighthouse Capital Partners V, L.P., dated as of January 1, 2010.
5.1*	Opinion of Cooley LLP.
10.1+*	Form of Amended and Restated Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2+	Anacor Pharmaceuticals, Inc. 2001 Equity Incentive Plan, as amended, and forms of agreement thereunder.
10.3+*	Anacor Pharmaceuticals, Inc. 2010 Equity Incentive Plan, and forms of agreement thereunder.
10.4+*	Anacor Pharmaceuticals, Inc. 2010 Employee Stock Purchase Plan.
10.5+	Anacor Pharmaceuticals, Inc. Employee Bonus Plan.
10.6+	Letter Agreement between the Registrant and Kirk R. Maples, Ph.D., dated as of August 1, 2002.
10.7+	Letter Agreement between the Registrant and David P. Perry, dated as of November 21, 2002, and amendment thereto, dated as of August 30, 2005.
10.8+	Letter Agreement between the Registrant and Jacob J. Plattner, Ph.D., dated as of October 21, 2003.
10.9+	Letter Agreement between the Registrant and Irwin Heyman, Ph.D., dated as of December 16, 2005.
10.10+	Letter Agreement between the Registrant and Christine E. Gray-Smith, dated as of June 18, 2007.
10.11+	Letter Agreement between the Registrant and James Marconi, dated as of October 29, 2007.
10.12+	Letter Agreement between the Registrant and Lee Zane, dated as of November 30, 2007.
10.13+	Letter Agreement between the Registrant and Christine E. Gray-Smith, dated as of April 14, 2009.
10.14	Letter Agreement between the Registrant and Stephen J. Benkovic, Ph.D., dated as of May 24, 2009.
10.15	Consulting Agreement between the Registrant and Stephen J. Benkovic, Ph.D., dated as of May 24, 2007, and amendments thereto, dated effective as of April 1, 2008, January 1, 2009 and January 1, 2010.
10.16+	Consulting Agreement between the Registrant and Geoffrey M. Parker, dated as of December 8, 2009 and amendments thereto, dated effective as of April 9, 2010 and July 10, 2010.
10.17+	Consulting Agreement between the Registrant and Christine E. Gray-Smith, dated as of April 13, 2010.
10.18	Advisory Board Agreement between the Registrant and Lucy Shapiro, Ph.D., dated effective as of October 1, 2005, and amendments thereto, dated effective as of October 1, 2007 and January 1, 2010.
10.19+	Form of Change of Control and Severance Agreement for Senior Vice Presidents of the Registrant, and amendment thereto.
10.20+	Form of Change of Control and Severance Agreement for Vice Presidents of the Registrant, and amendment thereto.
10.21	Change of Control Agreement between the Registrant and Stephen J. Benkovic, Ph.D., dated as of September 28, 2006.
10.22	Change of Control Agreement between the Registrant and Lucy Shapiro, Ph.D., dated as of October 25, 2006.
10.23+	Change of Control and Severance Agreement between the Registrant and David P. Perry, dated as of August 21, 2007, and amendment thereto, dated as of December 30, 2008.

Exhibit Number	Description
10.24+	Change of Control and Severance Agreement between the Registrant and Christine E. Gray-Smith, dated as of August 21, 2007, and amendment thereto, dated as of December 30, 2008.
10.25	Lease between Balzer Family Investments, L.P. (formerly HDP Associates, LLC) and the Registrant, dated as of October 16, 2002, and amendments thereto, dated as of January 21, 2003, August 1, 2005, September 23, 2008 and March 31, 2009.
10.26	Lease between California Pacific Commercial Corporation and the Registrant, dated as of October 5, 2007.
10.27	Loan and Security Agreement No. 5251 between Lighthouse Capital Partners V, L.P. and the Registrant, dated as of June 30, 2006, and amendments thereto dated as of February 26, 2008, May 1, 2008 and January 23, 2010.
10.28†	Research and Development Collaboration, Option and License Agreement between SmithKline Beecham Corporation d/b/a GlaxoSmithKline and the Registrant, dated as of October 5, 2007, and amendments thereto, dated as of December 15, 2008, May 20, 2009 and July 21, 2009.
10.29†	Collaborative Research, License & Commercialization Agreement between Eli Lilly and Company and Registrant, dated as of August 25, 2010.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see signature page).

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The Registrant hereby undertakes that:

          (a)   The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 10th day of September 2010.

ANACOR PHARMACEUTICALS, INC.

By:	/s/ DAVID P. PERRY DAVID P. PERRY President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Perry and James Marconi, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Anacor Pharmaceuticals, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID P. PERRY DAVID P. PERRY	President, Chief Executive Officer and Director (Principal Executive and Financial Officer)	September 10, 2010
/s/ JAMES R. MARCONI JAMES R. MARCONI	Vice President, Finance and Controller (Principal Accounting Officer)	September 10, 2010
/s/ MARK LESCHLY MARK LESCHLY	Chairman of the Board of Directors	September 10, 2010
/s/ ZHI HONG, PH.D. ZHI HONG, PH.D.	Director	September 10, 2010

Signature	Title	Date

/s/ ANDERS D. HOVE, M.D. ANDERS D. HOVE, M.D.	Director	September 10, 2010
/s/ PAUL H. KLINGENSTEIN PAUL H. KLINGENSTEIN	Director	September 10, 2010
/s/ RICHARD J. MARKHAM RICHARD J. MARKHAM	Director	September 10, 2010
/s/ LUCY SHAPIRO, PH.D. LUCY SHAPIRO, PH.D.	Director	September 10, 2010

Exhibit index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3	Bylaws, as amended, of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2*	Form of the Registrant's Common Stock Certificate.
4.3	Amended and Restated Investors' Rights Agreement among the Registrant and certain of its security holders, dated as of December 24, 2008, and amendment thereto, dated July 22, 2010.
4.4	Amended and Restated Preferred Stock Purchase Warrant to purchase shares of Series D convertible preferred stock issued to Lighthouse Capital Partners V, L.P., dated as of May 1, 2008.
4.5	Preferred Stock Purchase Warrant to purchase shares of Series D convertible preferred stock issued to Lighthouse Capital Partners V, L.P., dated as of May 1, 2008.
4.6	Preferred Stock Purchase Warrant to purchase shares of Series E convertible preferred stock issued to Lighthouse Capital Partners V, L.P., dated as of January 1, 2010.
5.1*	Opinion of Cooley LLP.
10.1+*	Form of Amended and Restated Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2+	Anacor Pharmaceuticals, Inc. 2001 Equity Incentive Plan, as amended, and forms of agreement thereunder.
10.3+*	Anacor Pharmaceuticals, Inc. 2010 Equity Incentive Plan, and forms of agreement thereunder.
10.4+*	Anacor Pharmaceuticals, Inc. 2010 Employee Stock Purchase Plan.
10.5+	Anacor Pharmaceuticals, Inc. Employee Bonus Plan.
10.6+	Letter Agreement between the Registrant and Kirk R. Maples, Ph.D., dated as of August 1, 2002.
10.7+	Letter Agreement between the Registrant and David P. Perry, dated as of November 21, 2002, and amendment thereto, dated as of August 30, 2005.
10.8+	Letter Agreement between the Registrant and Jacob J. Plattner, Ph.D., dated as of October 21, 2003.
10.9+	Letter Agreement between the Registrant and Irwin Heyman, Ph.D., dated as of December 16, 2005.
10.10+	Letter Agreement between the Registrant and Christine E. Gray-Smith, dated as of June 18, 2007.
10.11+	Letter Agreement between the Registrant and James Marconi, dated as of October 29, 2007.
10.12+	Letter Agreement between the Registrant and Lee Zane, dated as of November 30, 2007.
10.13+	Letter Agreement between the Registrant and Christine E. Gray-Smith, dated as of April 14, 2009.
10.14	Letter Agreement between the Registrant and Stephen J. Benkovic, Ph.D., dated as of May 24, 2009.
10.15	Consulting Agreement between the Registrant and Stephen J. Benkovic, Ph.D., dated as of May 24, 2007, and amendments thereto, dated effective as of April 1, 2008, January 1, 2009 and January 1, 2010.
10.16+	Consulting Agreement between the Registrant and Geoffrey M. Parker, dated as of December 8, 2009 and amendments thereto, dated effective as of April 9, 2010 and July 10, 2010.

Exhibit Number	Description
10.17+	Consulting Agreement between the Registrant and Christine E. Gray-Smith, dated as of April 13, 2010.
10.18	Advisory Board Agreement between the Registrant and Lucy Shapiro, Ph.D., dated effective as of October 1, 2005, and amendments thereto, dated effective as of October 1, 2007 and January 1, 2010.
10.19+	Form of Change of Control and Severance Agreement for Senior Vice Presidents of the Registrant, and amendment thereto.
10.20+	Form of Change of Control and Severance Agreement for Vice Presidents of the Registrant, and amendment thereto.
10.21	Change of Control Agreement between the Registrant and Stephen J. Benkovic, Ph.D., dated as of September 28, 2006.
10.22	Change of Control Agreement between the Registrant and Lucy Shapiro, Ph.D., dated as of October 25, 2006.
10.23+	Change of Control and Severance Agreement between the Registrant and David P. Perry, dated as of August 21, 2007, and amendment thereto, dated as of December 30, 2008.
10.24+	Change of Control and Severance Agreement between the Registrant and Christine E. Gray-Smith, dated as of August 21, 2007, and amendment thereto, dated as of December 30, 2008.
10.25	Lease between Balzer Family Investments, L.P. (formerly HDP Associates, LLC) and the Registrant, dated as of October 16, 2002, and amendments thereto, dated as of January 21, 2003, August 1, 2005, September 23, 2008 and March 31, 2009.
10.26	Lease between California Pacific Commercial Corporation and the Registrant, dated as of October 5, 2007.
10.27	Loan and Security Agreement No. 5251 between Lighthouse Capital Partners V, L.P. and the Registrant, dated as of June 30, 2006, and amendments thereto dated as of February 26, 2008, May 1, 2008 and January 23, 2010.
10.28†	Research and Development Collaboration, Option and License Agreement between SmithKline Beecham Corporation d/b/a GlaxoSmithKline and the Registrant, dated as of October 5, 2007, and amendments thereto, dated as of December 15, 2008, May 20, 2009 and July 21, 2009.
10.29†	Collaborative Research, License & Commercialization Agreement between Eli Lilly and Company and Registrant, dated as of August 25, 2010.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see signature page).

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.